TREATMENT CENTERS | INSTRUMENTS | IMAGING SYSTEMS | CAD/CAM SYSTEMS

2011 ANNUAL REPORT
A Passion for Innovation


sirona
sirona
ORTHOPHOS XG 3D

The Dental Company sirona.

FINANCIAL HIGHLIGHTS

Revenue
(U.S. dollars in millions)



CAGR 8%
$660
$757
$713
$770
$914
FY07
FY08
FY09
FY10
FY11

Research & Development
(U.S. dollars in millions)



$47
$49
$41
$46
$56
FY07
FY08
FY09
FY10
FY11

Operating Income + Amortization
(U.S. dollars in millions)



CAGR 14%
$133
$155
$157
$189
$223
FY07
FY08
FY09
FY10
FY11

	FY07	FY08	FY09	FY10	FY11
Operating Income	$54	$64	$85	$128	$168*
Amortization	$79	$92	$72	$61	$55

* FY11 Operating Income excludes a one-time, non-cash $6.6 million compensation charge.

Total Employees
(as of September 30)



2,280
2,388
2,298
2,345
2,705
FY07
FY08
FY09
FY10
FY11

FY11 Revenue by Segment



11%
Instruments
35%
Imaging Systems
20%
Treatment Centers
34%
CAD/CAM Systems

FY11 Revenue by Region



28%
United States
51%
Other Markets
21%
Germany

Sirona, the dental technology leader, develops, produces, and markets a full range of advanced treatment centers, imaging systems, handpieces, hygiene systems, and dental CAD/CAM systems. The Company draws upon more than 130 years of experience and global expertise via more than 2,700 employees located around the world. Sirona products are widely used by dental practices, clinics, and laboratories in more than 135 countries.

IDS 2011


sirona.



"At the International Dental Show in March it was apparent that the dental industry continues to move towards digital dentistry and that Sirona is leading the way. This year's show broke all attendance records with over 115,000 visitors, or a 9% increase compared to the last one. Our employees worked hard to accommodate the high level of interest in Sirona's innovative new products. Overall, this was a very positive show and a clear success for Sirona—in fact, it was our best IDS ever."

Walter Petersohn
Executive Vice President of Sales

To Our Shareholders

We are delighted to report that fiscal 2011 was a very successful year for Sirona. We posted record revenues and earnings, strengthened our balance sheet, introduced exciting new products, and had an impressive showing at the International Dental Show. Our new products demonstrate the Company's continued focus on innovation and the benefits we derive from our industry-leading investments in research and development. These factors, plus our ongoing initiatives to build out our global sales and service infrastructure position us well to compete and win in fiscal 2012 and beyond.

Sirona by the Numbers

Our financial performance highlights just how well we executed during the year:

- Sirona achieved constant currency revenue growth of 16.4%.
- Our gross profit margin expanded 110 basis points to 52.9%.
- Excluding a $6.6 million, one-time, non-cash compensation charge, Sirona reduced SG&A as a percent of sales by 100 bps to 29.6%.
- Operating income, excluding amortization and a one-time, non-cash compensation charge increased 17.8% to $223 million.
- We continued to deleverage our balance sheet, reducing our net debt by $96 million, strengthening our financial position for the future.

The Center of Innovation

Innovation is the hallmark of Sirona. In September of 2011, we inaugurated the Center of Innovation at the Sirona manufacturing facility in Bensheim, Germany. The Center of Innovation represents a continuation of Sirona's 130-year commitment to innovation and will solidify our industry leadership for years to come. The Center houses the majority of our 243 engineers and scientists in a state-of-the-art, fully-equipped R&D facility. The concentration of so many of our R&D staff in one location is expected to enhance cross-functional innovation, a factor of increased importance as dentists continue to transition into the world of digital dentistry.

International Dental Show

At the International Dental Show (IDS) in Cologne, Germany in March 2011, Sirona once again demonstrated its industry-leading innovation capabilities. Our Company took center stage as CAD/CAM, 3D imaging and the continued digitization of the dental office were the focus of the show. This was the most attended IDS ever with over 115,000 participants, up 9% compared to the 2009 show. Sirona had a number of exciting new products to display at the show:

- The launch of our ORTHOPHOS XG 3D imaging unit, a system developed with the general practitioner in mind. This unit enables the dental practitioner to take high-quality 2D panoramic images and, with the press of a button, a large 8 cm x 8 cm 3D field of view. ORTHOPHOS XG 3D brings the qualities of precise implant planning, integration with CAD/CAM and enhanced diagnostic capabilities to the general practitioner.
- SINIUS, our new mid-to-high end treatment center, the new class in efficiency, comes equipped with our award-winning "EasyTouch" interface. SINIUS is fully networked and is easily integrated into a dentist's practice.
- CEREC 4.0–The fully redesigned in-office CAD/CAM software is very fast and will give CEREC users new capabilities and quicker processing speed. In addition, the new software enables dentists to design and manufacture as many as 32 restorations simultaneously.
- SIROBoost is an advanced new dental drill that increases power, torque and efficiency. It has a small instrument head and is equipped with 22 watts that provides 30% more torque. It is pleasantly quiet, resulting in an improved atmosphere for both patient and dentist.
- GALILEOS software improvements allow the dentist to now make 3D cuts in the 3D image volume to reveal the inner structures of the jaw and treatment area.
- MARS is software that reduces metal artifacts in digital images. For patients with metal in their mouth, MARS software reduces the scatter and noise caused by metal in the treatment area.
- Optiguide represents the next step forward for implant surgical guides. The CEREC scan data is utilized to precisely measure the treatment area, eliminating the need for a bite plate during the scan. In addition, the dentist just pushes a button to send the planning data via the Internet and receive back the final surgical guide. The new functionality speeds up logistics and results in enhanced service for the practitioner.



Left to right:

Jeffrey T. Slovin
President

Simone Blank
Executive Vice President &
Chief Financial Officer

Walter Petersohn
Executive Vice President of Sales

Jost C. Fischer
Chairman &
Chief Executive Officer

- inCoris TZI is a new zircon oxide CAD/CAM material that is very strong and has been modified to give it better aesthetic qualities and greater translucency. The material allows the dental lab to mill final full contour, cementable restorations from a single block. Benefits include a substantially lower material and labor cost for the lab.
- Crypton–This block allows a lab to create metal and porcelain fused-to-metal restorations on our MC XL inLab milling units. Sirona's inLab units are uniquely qualified to machine this new and exciting material.
- inCoris model blocks facilitate in-house milling of dental models with the Sirona inLab system.

These new products were the direct result of our ongoing focus on research and development. This year, as in the past, Sirona maintained the largest R&D team and budget in the industry and we remain committed to innovation as our core strategy for future growth.

Expanding our Global Footprint

Our solid financial performance was made possible by the continued expansion of our global sales and service infrastructure, and the support and commitment of our distribution partners around the world. Revenues in non-US, non-German international markets increased 23% in fiscal 2011. As we continue to invest, expand our market share, and strengthen the Sirona brand, these markets are expected to account for a growing portion of Sirona's revenue growth.

Looking to 2012 and Beyond

Sirona is well positioned to compete in 2012 and beyond. Our innovative products serve the expanding high-tech dental market and advance the adoption of fully digital dentistry. Our strategy and core focus remain unchanged. We will continue to focus on developing and introducing high-tech dental products that improve outcomes and efficiency for our practitioners and their patients. In addition, we will further expand our global sales and service infrastructure as this strategy pays dividends for Sirona. I am confident we will continue to execute on our strategy and remain at the forefront of technological advancements in the dental industry.

I would like to recognize and thank our management team, our talented workforce, and partners around the globe for their relentless dedication to innovation and outstanding service. Sirona's success in the current business climate is a testament to the collective ingenuity and hard work of our employees and partners. We have assembled the best team in the industry and our results and innovations speak for themselves.

I thank you for your interest and continued support!

Jost C. Fischer
Chairman &
Chief Executive Officer

2011 HIGHLIGHTS

September 2011
Sirona inaugurates the "Center of Innovation"



March 2011
New Product Introductions at the 2011 International Dental Show:



SINIUS treatment center—improved workflow yields significant time savings for dentists

ORTHOPHOS XG 3D—the leading 2D panoramic unit now available in 3D





CEREC 4.0—faster and more intuitive software

MARS (metal artifact reduction software)—facilitating better image quality





Optiguide—enhanced virtual implant planning

SIROBoost power turbine permits uninterrupted workflow



February 2011
30,000th C8+ treatment center delivered

January 2011
inFire sintering oven launched

January 2011
Sirona ranked among top U.S. companies by *Institutional Investor Magazine*


View Options
Move
Tools
Display Objects
Analyzing Tools
Link Options
Restoration Parameters
Edit Restoration
CEREC 4.0 CAD/CAM Software



CEREC AC users, like Dr. Findeis, have the ability to create a wide variety of restorations in the dental office. Dentists can also send digital impressions directly to the dental lab of their choice using the CEREC Connect web portal. This makes CEREC AC a natural choice, even for more complex and larger restorations.



Ulrich Orth
Director Software Development, CAD/CAM Systems

"CEREC is much more than a CAD/CAM solution for creating single-tooth restorations in the dental office. Today, it is a platform for modern digital dental treatment. A dentist can work on several restorations simultaneously, place implants precisely and safely and even send digital impressions to their preferred dental lab via the Internet. This is why CEREC is the future of dentistry."

CAD/CAM Systems

Sirona's CAD/CAM segment revenues were $306.7 million in fiscal 2011, a 17.8% increase from the previous year, or up 15.9% on a constant currency basis. CAD/CAM accounts for 34% of total Company sales. Our strong CAD/CAM segment sales growth was driven by robust sales of our CEREC and inLab systems, successful trade in programs in the US and Germany, and the continued expansion of our global sales and service infrastructure.

Sirona's advancements and innovative improvements to CAD/CAM restoration systems have kept us at the forefront of digital dentistry. As the clear industry leader, Sirona's focus on improving ease of use, increasing speed of the procedure and continuously perfecting the process has been met with considerable customer enthusiasm and sales success. CAD/CAM continues to build momentum as a mainstay in the dental office and the dental laboratory.


Segment Revenues
(U.S. dollars in millions)
CAGR 10%
$208
$237
$245
$260
$307
FY07
FY08
FY09
FY10
FY11

Towards the end of fiscal 2011, Sirona introduced CEREC 4.0, our entirely redesigned in-office CAD/CAM software. This new software represents a significant step forward for our CAD/CAM business and yields many benefits for both the established CEREC dentist and the new user. Experienced users will appreciate the faster processing speed and the ability to design several restorations simultaneously. New and experienced users will benefit from the attractive interface, self-explanatory icons and photorealistic images that substantially improve the system's ease of use. CEREC 4.0 guides the new user step-by-step through the entire production procedure and reduces the learning time.

CEREC 4.0 also enables a modular approach to designing new features and lays the groundwork for many new types of applications in the future, including in-office surgical guides, virtual articulation, and orthodontic software applications.

Our extensive research and development efforts add substantial value to dental practices and laboratories while continuously improving the patient experience. Our new products give dentists and labs the confidence and the capabilities they need to enter the age of digital dentistry.



3D images taken with GALILEOS and ORTHOPHOS XG 3D offer a high degree of precision and safety for implant planning. Importing and overlaying the CEREC data enhances the process further by allowing the simultaneous display of the X-ray image (from GALILEOS) and the gingiva and planned prosthetics (from CEREC). This makes it possible to perfectly evaluate both the surgical and the aesthetic procedure.



ORTHOPHOS XG 3D

Imaging

Revenue from Sirona's Imaging segment, that includes intraoral, panoramic 2D and 3D imaging, rose to $320 million in fiscal 2011. As a result, sales of imaging systems comprise 35% of Sirona's total revenues. Imaging was our fastest growing segment during the year, up 26.6%, or up 24.8% constant currency. Our strong commitment to research and development continues to produce a stream of innovative new products resulting in significant growth for the Company. In addition, Imaging segment sales continue to benefit from Sirona's expanded global footprint.

During fiscal 2011, Sirona introduced the ORTHOPHOS XG 3D hybrid unit, which gives the dentist the capability to capture the entire jaw area in either a large 8 cm x 8 cm 3D scan or a full 2D panoramic image. This product was designed with the general practitioner in mind, as the ORTHOPHOS XG 3D is equipped with both a complete 2D and 3D solution, giving the dentist enhanced diagnostic and planning capabilities. ORTHOPHOS XG 3D is particularly well suited for the diagnosis and planning of endodontic and implant procedures.

The high level of interest in the ORTHOPHOS XG 3D also drove increased interest in Sirona's 2D panoramic units. Dentists view the ability to upgrade some of our 2D units to 3D imaging as a clear benefit. This factor, plus ORTHOPHOS' wide range of functions, excellent image quality and ease of use, resulted in substantially increased sales of our 2D panoramic units during the year.


Segment Revenues
(U.S. dollars in millions)
CAGR 9%
$226
$254
$227
$253
$320
FY07
FY08
FY09
FY10
FY11

In 2011, we also made progress developing new features and products for our GALILEOS 3D imaging unit, a system that provides a large 15 cm x 15 cm 3D field of view. Our new 2D/3D unit and the continued new product development for our GALILEOS 3D imaging unit will ensure that Sirona will continue to lead the market for 3D imaging in the years to come.



Dr. Wilhelm Schneider
Marketing Director, Imaging Systems

"The streamlined workflow of Sirona's intraoral and panoramic units save dentists valuable time and expense. In addition, our accurate intraoral and panoramic imaging systems enable dentists to perform a wide variety of dental procedures, with improved clinical results and a clear economic benefit for their practices. With Sirona imaging products, the practitioner feels even more confident in the treatment process."



SINIUS Treatment Center



Sirona's EasyTouch user interface can be customized to meet each dentist's individual requirements, resulting in outstanding simplicity, improved workflow and a user-friendly process. There are no unnecessary control buttons and the clearly structured menus display only those functions that a dentist needs at a given time.



Regina Holl-Kuhnert
Director Sales, Germany, Benelux, Austria

"The advanced, innovative design of our SINIUS treatment center is intuitive and efficient to operate. These qualities make SINIUS an outstanding product. Integrated functions and the EasyTouch user interface set a new standard for efficiency. Moreover, SINIUS can be individually configured to meet the needs of even the most demanding practitioner."

Treatment Centers

Sales of our Treatment Center segment increased 13.3% to $184 million in fiscal 2011, an increase of 10.2% on a constant currency basis. This category accounts for 20% of total revenue. Treatment Center revenues continued to benefit from the build out of our global sales and service infrastructure during the year.

The average dentist spends three quarters of his or her total time at the treatment center. As a result, this is the focal point of the dental practice and a key determinant of comfort and productivity. At Sirona, our treatment centers are designed to ensure efficient, successful treatment coupled with maximum quality and comfort. Digital applications have played a key role in streamlining the practice workflow. Our SIVISION monitor can be mounted directly on the treatment center and linked to the practice computer network, providing instant access to patient data, intraoral camera images, X-ray images and other digital media. This all-in-one system also speeds up the treatment documentation process.

In March of 2011, Sirona introduced the SINIUS treatment center, a mid-to-high end unit that enables the dentist to maximize the efficiency of their practice. SINIUS is fully networked and is easily integrated into any dental practice. The HD monitor allows the dentist to view images and X-rays, and access their practice management software directly at the treatment center.

Optimal patient comfort is ensured with a special thermo upholstery that has a relaxing cooling effect, and a lumbar support provided by the backrest that can be adjusted to the individual anatomy of the patient.

SINIUS also features our award-winning EasyTouch touch screen interface and comes with the option of being equipped with an Apex Locator and file library. EasyTouch's intuitive operation can also be used for endodontic treatments.

SINIUS's EasyTouch interface can be operated by hand or with the foot switch, thus avoiding interruption of the hygiene chain. A wireless radio-controlled foot switch is an available option that can be conveniently placed almost anywhere. The integration of these systems facilitates a more professional and clutter-free operatory environment.

Segment Revenues
(U.S. dollars in millions)


CAGR 6%
$143
$169
$153
$162
$184
FY07
FY08
FY09
FY10
FY11


CE
0123

SIROBoost Drill


sirona
Favourites
Endodontics
Miscellaneous
Periodontology
Surgery
My Settings
Set-up

New features for SIROLaser Advance—A patient can have their teeth whitened by their dentist. With the SIROLaser Advance and SIROLaser Xtend a general practitioner can create a beautiful smile quickly, easily and professionally.

Instruments

In fiscal 2011, Sirona's Instrument sales rose 8.5% to $102 million, or up 5.6% on a constant currency basis, with this category accounting for 11% of total revenue.

Sirona's range of high-quality handpieces are about offering choices to the practitioner. The dentist will find the perfect Sirona handpiece to meet their needs, regardless of their preferred techniques or specialized field. Our handpieces are used in cavity preparations, endodontics, periodontology and preventive dentistry and provide the optimum basis for the highest standard of treatment.

Sirona introduced SIROBoost, our highest-performance turbine line, at the International Dental Show in March. These handpieces feature 22 watts of power and a high torque, allowing faster, more efficient and comfortable operation. A continuous airflow prevents the instrument rotation from prematurely slowing down during preparation. The result is the dentist no longer needs to stop and start the instrument as often, and therefore can complete precise preparations in less time.

Despite its high power, the new SIROBoost turbine is pleasantly quiet, improving the atmosphere for both patient and dentist during treatment. The head size of the SIROBoost turbine has been kept small for easier handling so that even hard-to-reach areas of the mouth are easily accessible.

SIROBoost represents the newest in our line of high-speed, straight and contra-angle handpieces, all of which offer the highest standards of quality, hygiene and ergonomics.

Segment Revenues
(U.S. dollars in millions)


CAGR 5%
$83
$97
$88
$94
$102
FY07
FY08
FY09
FY10
FY11



Davide Fazioni
General Manager, Sirona Italy

"With the combination of its product characteristics—superior performance, less noise and smaller head—the SIROBoost turbine makes treatment easier and gives the best results during preparation. This benefits both the dentist and the patient."


sirona
Center of Innovation

Center of Innovation

In September of 2011, Sirona opened the Center of Innovation in Bensheim, Germany. The Center underscores Sirona's ongoing commitment to innovation in dentistry. Over the past 130 years, the Company has led the industry in developing technologically advanced dental products. Many of the major innovations in dentistry started at Sirona, including the first dental electric drill, dental X-ray imaging, and the first dental CAD/CAM system, to name just a few. Sirona's investment in the Center represents our ongoing commitment to dental innovation, which has come to be the hallmark of the Company.

Our Center of Innovation houses the largest research and development team in the dental industry, a technology training center and laboratory. The reinforced concrete construction has four floors and a flexible interior design that can be customized to address the changing requirements of the R&D team. The building is serviced by high-capacity digital networks and modern communication systems that link the Sirona teams to each other and to external partners around the world. Sirona customers and visitors are now able to experience firsthand the impact of technology on dentistry and to interact with the Company's comprehensive product portfolio in a modern exhibition area.

Housing the majority of our research and development professionals under one roof will ensure the Company maximizes collaboration, creativity, technological advancement, and idea sharing. An excellent example of the benefits of cross-functional innovation is our GALILEOS CEREC integration, a product developed jointly by our CAD/CAM and Imaging teams. Building on our established tradition of innovation, the Innovation Center will be the home of dental technology breakthroughs for the future and will enable Sirona to continue to improve the dental experience for both the dentist and the patient.



TREATMENT CENTERS | INSTRUMENTS | IMAGING SYSTEMS | CAD/CAM SYSTEMS

2011 ANNUAL REPORT

Form 10-K


sirona
sirona
ORTHOPHOS XG 3D
sirona

The Dental Company sirona.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended September 30, 2011

or

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to

Commission file number 000-22673

Sirona Dental Systems, Inc.
(Exact name of registrant as specified in charter)

Delaware	**11-3374812**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

30-30 47th Avenue, Suite 500, Long Island City, New York	**11101**	**(718) 937-5765**
(Address of principal executive offices)	**(Zip Code)**	**(Telephone No.)**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	**The NASDAQ Stock Market LLC**

Securities Registered Pursuant to Section 12(g) of the Act:
None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of March 31, 2011, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $2,147,305,810. Such aggregate market value is computed by reference to the closing sale price of the Common Stock on such date.

As of November 15, 2011, the number of shares outstanding of the Registrant's Common Stock, par value $.01 per share, was 55,803,042.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive proxy statement for its 2011 annual meeting of stockholders, which is expected to be filed with the Securities and Exchange Commission not later than January 28, 2012 are incorporated by reference into Part III of this report on Form 10-K. In the event such proxy statement is not filed by January 28, 2012 the required information will be filed as an amendment to this report on Form 10-K no later than that date.

FORWARD-LOOKING STATEMENTS

This Form 10-K Annual Report contains forward-looking statements that involve risks and uncertainties. All statements, other than statements of historical facts, included in this Annual Report regarding the Company, its financial position, products, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. When used in this Annual Report, words such as "anticipate," "believe," "estimate," "expect," "intend," "objectives," "plans" and similar expressions, or the negatives thereof or variations thereon or comparable terminology as they relate to the Company, its products or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of various factors, including, but not limited to, those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report and the "Risk Factors" set forth in Item 1A of this Annual Report. All forward looking statements speak only as of the date of this Annual Report and are expressly qualified in their entirely by the cautionary statements included in this report. The Company undertakes no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events other than required by law.

Table of Contents

ITEM 1. BUSINESS

Overview

Sirona Dental Systems, Inc. ("Sirona," the "Company, "we," "us," and "our" refer to Sirona Dental Systems, Inc. and its consolidated subsidiaries and their predecessors) is the leading manufacturer of high-quality, technologically-advanced dental equipment, and is focused on developing, manufacturing and marketing innovative solutions for dentists around the world. The Company is uniquely positioned to benefit from several trends in the global dental industry, such as technological innovation, increased use of CAD/CAM systems in restorative dentistry, the shift to digital imaging, favorable demographic trends and growing patient focus on dental health and cosmetic appearance. Sirona provides a broad range of technologically advanced products in each of its four product segments:

- Dental CAD/CAM Systems;
- Imaging Systems;
- Treatment Centers; and
- Instruments.

Sirona markets its products globally to dental practices, clinics and laboratories through an international network of distributors. These dental distributors typically supply both dental equipment and consumables, and have regular contact with the ultimate end-users.

Sirona's revenue for the fiscal year ended September 30, 2011 was $913.9 million. Sirona sells its products globally, with the U.S. market contributing 28% of revenue, or $ 255.9 million, the German market contributing 21% of revenue, or $ 189.0 million, and the rest of the world contributing 51% of revenue, or $ 469.0 million.

History

Sirona dates back to the establishment of Reiniger, Gebbert & Schall, which introduced the first dental electrical drill in 1882. In 1925, the Company became part of Siemens & Halske Group and in 1934 launched the smallest x-ray in the world, enabling dental x-rays for the first time. In 1956, Siemens introduced Sirona as a brand for treatment centers, and in 1958 the group developed the first ball-bearing turbine for dental drills.

In 1997, funds advised by the financial sponsor, Permira, acquired the Sirona dental business from Siemens in a leveraged buy-out transaction. Following the transaction, Sirona substantially increased its international sales and intensified its focus on product innovation. In November 2003, Permira sold Sirona to the Scandinavian financial sponsor, EQT, and management in a leveraged buy-out transaction that closed on February 16, 2004. On April 30, 2005, funds managed by Madison Dearborn Partners, a private equity firm, and Sirona's management entered into an agreement to acquire Sirona in a leveraged buy-out transaction that closed on June 30, 2005.

On September 25, 2005, Schick Technologies, Inc. ("Schick") entered into an Exchange Agreement with Sirona Holdings Luxco S.C.A. ("Luxco") and Sirona Holding GmbH ("Sirona Holding") providing for the issuance of 36,972,480 shares of Schick common stock to Luxco in exchange for Luxco's entire economic interest in Sirona Holding, which consisted of all of the issued and outstanding share capital of Sirona Holding and the existing indebtedness of Sirona Holding owed to Luxco in the principal amount of Euro 151.0 million ($182 million) plus accrued interest (the "Exchange"). On June 20, 2006, the Exchange closed and Schick, a Delaware corporation formed in 1997, was renamed Sirona Dental Systems, Inc. Although Sirona Holding became a subsidiary of Schick upon the completion of the Exchange, Sirona Holding was deemed the acquiring corporation for accounting purposes because Luxco received a controlling ownership interest in the Company, Sirona Holding's designees constituted a majority of the members of the Company's board of directors and Sirona Holding's senior management represented a majority of the senior management of the Company. In May 2011, Luxco sold all of its remaining shares of Sirona common stock pursuant to an underwritten follow-on public offering.

Schick's business was founded in 1992 and completed an initial public offering of its common stock on July 1, 1997. Our common stock is currently traded publicly on the NASDAQ Global Select Market. In connection with the Exchange, we changed our trading symbol to "SIRO" from "SCHK." Previously, from September 16, 1999 through December 20, 2005, Schick's common stock was traded on the Over-the-Counter ("OTC") Bulletin Board under the trading symbol "SCHK."

Industry/Products

Overview

The global dental market encompasses the diagnosis, treatment and prevention of disease and ailments of the teeth, gums and supporting bone. This market has enjoyed steady growth, driven by a number of factors, including an increased desire for aesthetics, a demographic shift towards an aging population coupled with a desire to retain tooth structure later in life, growth in disposable income, a desire for more convenience on the part of both dentists and patients, a shift towards private pay, a greater need for dental preventative care and technological innovation.

The global dental market has benefited from technological developments, which increase productivity for the dentist. This is particularly important in markets facing increased demand for dental services with little or no increase in the number of dentists servicing those markets. In addition, technological developments allow dentists to offer higher quality treatment to patients. We believe that the high-tech end of the dental market is growing at a faster pace than the overall dental market and that this trend will continue over time.

Recent technological advancements in the dental equipment industry include 3D radiography, digital radiography, CAD/CAM technology, and intra oral cameras.

Sirona serves the high-tech dental equipment and technology market for dental practitioners and laboratories. We are the only manufacturing company that can fully outfit a dental practitioner's office with dental equipment, including treatment centers, imaging systems, dental CAD/CAM systems, and instruments. Our products represent important investments by dental practitioners, and some of these products can have a life span of 10-20 years (shorter for instruments and software), depending on the nature and quality of the product.

Products

Our principal products can be generally classified into the following segments: Dental CAD/CAM Systems, Imaging Systems, Treatment Centers and Instruments.

A brief description of each of our segments follows. See Note 24 to our consolidated financial statements for revenues and gross profit by segment for each of the last three fiscal years, and assets by segment, at September 30, 2011 and 2010.

Dental CAD / CAM Systems

Dental CAD/CAM Systems address the worldwide market for dental restorations, which includes several types of restorations, such as inlays, onlays, veneers, crowns, bridges, copings and bridge frameworks made from ceramic, metal or composite blocks. The global market for dental restorations can be divided into two sub-segments: in-mouth fillings and out-of-mouth pre-shaped restorations. CAD/CAM-produced ceramic restorations represent a growing portion of the out-of-mouth restoration market and the number of out-of-mouth restorations prepared with CAD/CAM systems has increased substantially over the past few years. At the same time, the number of dental practitioners and dental laboratories using CAD/CAM technology has increased. Sirona estimates that as of the end of fiscal year 2011, the market penetration for in-office CAD/CAM systems in the United States had grown to approximately 12% and increased to approximately 14% in Germany.

Sirona pioneered the application of high-tech CAD/CAM techniques to the traditional lab-based restoration process with the commercialization of the CEramic REConstruction, or CEREC, method. Sirona's CEREC system is an in-office application that enables dentists to produce high quality restorations from ceramic material and insert them into the patient's mouth during a single appointment. CEREC has a number of advantages compared to the traditional out-of-mouth pre-shaped restoration method, as CEREC does not require a physical model, restorations can be created in the dentist's office and the procedure can be completed in a single visit. The CEREC system consists of an imaging unit and a milling unit. The imaging unit scans the damaged area, captures the image of the tooth or teeth requiring restoration and proposes the specifications for the restoration. The milling unit then mills the ceramic restoration to the required specifications based upon the captured image and the dentist's design specifications. The result is a biocompatible, non-metallic, natural-looking restoration made of durable, high-quality ceramic materials completed in a single treatment session. Independent studies indicate that CEREC ceramic restorations are as durable as gold and can replace conventional restoration materials for most procedures. In addition, CEREC restorations are aesthetically pleasing and have the benefit of a natural-looking appearance.

In fiscal year 2003, Sirona launched CEREC 3D software, an important development that allowed the dentist to view the onscreen restoration area in three dimensions. Since then, Sirona's CAD CAM portfolio has been continuously updated. In fiscal year 2007, Sirona launched the MC XL next generation milling unit. The MC XL produces high quality, precisely fitted restorations in about half the time that the older CEREC milling units required. Fiscal year 2007 also saw the introduction of Sirona's Biogeneric software which virtually automated the design portion of the CAD/CAM process for inlays and onlays. This software was further enhanced in 2010, with the introduction of Version 3.8, which has the ability to create crowns and bridges. In January 2009, Sirona launched the CEREC AC Digital Impression Unit, based on the Company's proprietary Bluecam technology. This introduction further strengthens Sirona's leadership position in the dental CAD/CAM market. The CEREC AC unit takes digital dental impressions quickly, more accurately and with improved workflow for the practitioner. In fiscal year 2010, Sirona introduced the CEREC AC Connect stand-alone digital impression unit. CEREC AC Connect allows dental professionals to scan digital impressions and then send them to the inLab® dental laboratory of their choice. In 2011, Sirona introduced CEREC 4.0 software, an entirely redesigned software that gives CEREC users enhanced capabilities and speeds up the restoration process. In addition, CEREC 4.0 enables dentists to design and manufacture multiple restorations simultaneously, further enhancing productivity and profitability.

Sirona offers a service contract on its CEREC product, which includes software updates and upgrades and maintenance on software-related hardware.

In addition to CEREC, Sirona also offers CAD/CAM products for dental laboratories, including the inLab restoration fabrication system and the extra-oral inEos scanner. These products are designed to improve efficiency and reduce costs for the dental lab. The inLab system scans the models received from the dentists and then mills ceramic or composite block restorations, such as crown copings and bridge frameworks to the specifications of the captured image. In fiscal year 2007, Sirona launched its next generation inLab milling unit, the inLab MC XL. The new unit features a modern, elegant design with solid, heavy-duty construction. Milling performance and precision have been greatly enhanced and milling time has been considerably reduced. The inEos scanner, which was launched in 2005, is a high speed extra-oral scanner which produces 3D digital images from a single tooth up to a jaw, directly from the plaster model. In fiscal year 2010, the successor model inEos Blue was launched. inEos Blue is based on the Bluecam technology, is easy to use, fast, precise, flexible, and its auto capture function allows for substantial time savings.

In fiscal year 2004, Sirona started its central restoration service business for copings and bridge-frameworks in Germany and expanded the service to the United States in fiscal year 2006. The central restoration service allows dental labs to scan a plaster model received from the dentist and then transmit the digital image directly to Sirona via the internet. A bridge or coping is then created at Sirona's central manufacturing site; with the final product shipped directly back to the lab.

In fiscal year 2008, we expanded our CEREC offering with the introduction of CEREC Connect. CEREC Connect is a web-based service that facilitates the electronic transmission of digital impressions acquired with a CEREC acquisition unit to inLab laboratories. Laboratories can use the digital impression to create final restorations. This process eliminates the need to take physical impressions, resulting in increased accuracy, less reworking of restorations and productivity savings.

The Dental CAD/CAM Systems segment contributed 34%, 34% and 35% to Sirona's revenue for the fiscal years ended September 30, 2011, 2010 and 2009, respectively.

Imaging Systems

Imaging Systems comprise a broad range of systems for diagnostic imaging in the dental practice. Sirona has developed a comprehensive range of imaging systems for 2D or 3D, panoramic and intra-oral applications that allow the dentist to accommodate the patient in a more efficient manner.

Intra-oral x-ray systems use image-capture devices (film or sensor), which are inserted into the mouth behind the diagnostic area, and typically take images of one or two teeth. Panoramic x-ray systems produce images of the entire jaw structure by means of an x-ray tube and an image capture device, which rotates around the head.

In 2004, Sirona introduced its next generation of digital panoramic x-ray systems, the Orthophos XG line. The flagship model, the Orthophos XG Plus, provides dental practitioners with over 30 programs and a wide variety of diagnostic possibilities. Other models of the family include the Orthophos XG 5 and the basic model Orthophos XG 3.

As a result of the Exchange, we expanded our imaging system product line to include Schick's CDR (computed digital radiography) system, the leading intra-oral digital imaging system in the United States. Schick's product line includes an imaging sensor based on CMOS technology and the Schick Pan, a digital panoramic unit.

In fiscal year 2007, Sirona introduced its GALILEOS Comfort 3-D imaging unit. Today, three-dimensional imaging is offering dentists advanced diagnostic and therapeutic options in the fields of surgery, prosthetics, orthodontics, and restorative dentistry. The Company believes GALILEOS integrates these capabilities efficiently into dental practices. In July 2008, Sirona launched GALILEOS Compact, which is specifically tailored to meet the needs of the general practitioner. GALILEOS Comfort and GALILEOS Compact also have the ability to display traditional 2-D panoramic digital images.

In fiscal year 2009, Sirona introduced software that facilitates the integration of Galileos 3D X-ray volume (bone level data) with a CEREC AC CAD/CAM scan (surface level information). This software allows the practitioner to plan both the implant surgery and the prosthetic at the start of the implant treatment session. This integrated process reduces the number of treatment sessions, results in greater accuracy and superior implant alignment. With this new software, the dental practitioner can now place more focus on the desired aesthetic outcome throughout the entire treatment process.

In fiscal year 2011, Sirona launched the Orthophos XG 3D imaging unit. This system gives the practitioner traditional 2D panoramic imaging capability and the ability to scan and view a large, eight by eight centimeter 3D field of view (a scan big enough to capture the entire jaw). Orthophos XG 3D is also available with cephalometric options, orthodontic, Implant and other specialty programs.

The Imaging Systems segment contributed 35%, 33% and 32% to Sirona's revenue for the fiscal years ended September 30, 2011, 2010 and 2009, respectively.

Treatment Centers

Treatment Centers comprise a broad range of products from basic dentist chairs to sophisticated chair-based units with integrated diagnostic, hygiene and ergonomic functionalities, as well as specialist centers used in preventative treatment and for training purposes. Sirona offers specifically configured products to meet the preferences of dentists within each region in which it operates. Sirona's treatment center configurations and system integration are designed to enhance productivity by creating a seamless workflow within the dental practice. Sirona's centers therefore allow the dentist to both improve productivity and increase patient satisfaction, significant factors in adding value to his or her practice. In October 2004, Sirona acquired one of the leading Chinese manufacturers of basic treatment centers, located in South China. This facility manufactures basic products for both the domestic Chinese market and export markets.

In July 2008, Sirona launched its TENEO Treatment Center, which combines industry-leading technology with a timeless design that provides both patient and dentist with the ultimate in convenience and comfort. In March 2011, Sirona introduced SINIUS, a comfort class treatment center, which enables the dentist to maximize time and flexibility of their practice. SINIUS is fully networked and is easily integrated into any dental practice.

The Treatment Centers segment contributed 20%, 21% and 21% to Sirona's revenue for the fiscal years ended September 30, 2011, 2010 and 2009, respectively.

Instruments

Sirona offers a wide range of instruments, including handheld and power-operated handpieces for cavity preparation, endodontics, periodontology and prophylaxis. The instruments are supplemented by multi-function tips, supply and suction hoses, as well as care and hygiene systems for instrument preparation. Sirona's instruments are often sold as packages in combination with treatment centers. During the last several years, Sirona introduced a variety of new products, including SIROLaser, a compact diode laser; PerioScan, an all-in-one ultrasonic scaling unit enabling both diagnosis and treatment of dental calculus with a single device; SIROEndo, a root canal preparation unit; and SIROPure, oil-free, power-driven handpieces.

In March of 2011, Sirona introduced SIROBoost, a high performance turbine line that features 22 watts of power and a high torque level, allowing faster, more efficient and comfortable operation. Despite its high power, the new SIROBoost turbine is pleasantly quiet, improving the atmosphere for both patient and dentist during treatment.

Sirona intends to continue to strengthen the position of its Instruments segment as a diversified supplier of high-quality, reliable, user-friendly and cost-efficient dental instruments.

The Instruments segment contributed 11%, 12% and 12% to Sirona's revenue for the fiscal years ended September 30, 2011, 2010 and 2009, respectively.

Manufacturing and Suppliers

Our main manufacturing and assembly activities are located in Bensheim, approximately 60 kilometers south of Frankfurt am Main, Germany. We also operate smaller manufacturing sites in New York, Italy, Denmark and China. All of our facilities are in good condition.

All of our manufacturing facilities have established and maintain a Quality Management System that is registered to ISO 9001:2000 and ISO 13485:2003. Our New York and Bensheim facilities also maintain a Device Establishment Registration with the United States Food and Drug Administration.

Manufacturing consists primarily of assembly, systems integration and testing. We generally outsource manufacturing of parts and components used in the assembly of our products but own the design and tools used by our key component suppliers. We do, however, manufacture most of the precision parts used for our instruments, and we also operate an Electronic Center for the supply of electronic boards and components.

We purchase various components for our products from a number of outside suppliers. We currently have established relationships with approximately 1,500 suppliers, of which we view approximately 240 as "key suppliers." Each supplier is selected according to stringent quality criteria, which are reviewed regularly. We do not believe we are dependent on one or a small group of suppliers and believe we could locate alternative suppliers if needed. For reasons of quality assurance or cost effectiveness, the Company relies on single sources for certain purchased components, e.g. sensors, which we use in our imaging segment. We work closely with our suppliers to help ensure continuity of supply while maintaining high quality and reliability. We have agreements in place and use a number of techniques, including security or consignment stock commitments, to address potential disruptions of the supply chain. We also own any custom tooling used in manufacturing these components. The Company has not experienced any significant difficulty in the past in obtaining the materials necessary to meet its production schedule. However, the need to replace one of our single source suppliers could cause a disruption in our ability to timely deliver certain of our products or increase costs. See Item 1A Risk Factors — "We are dependent upon a limited number of suppliers for critical components. If these suppliers delay or discontinue the manufacture of these components, we may experience delays in shipments, increased costs and cancellation of orders for our products."

Sales and Marketing

Our sales and marketing efforts are directed through regional managers who oversee our sales professionals. These professionals work closely with our distribution partners to maximize the efficiency and productivity of their sales efforts. Our marketing initiatives are focused on highlighting Sirona's leading role as a high-tech systems provider and industry innovator. In order to promote our brand and increase client loyalty, our distribution partners are supported through wide ranging advertising activities. In addition, we have been a key presenter at all major dental exhibitions, which are critical forums for raising brand awareness and new product introductions. Lastly, our product information is actively made available to business publications, dentists, journals, professional organizations and dental schools, and our website (www.sirona.com) is an important interactive platform for end-users as well as for distributors.

Distribution

Sirona distributes its products globally to dental practices, clinics and laboratories through an international network of more than 350 distributors. See Note 24 to our consolidated financial statements for a description of our net sales and long-lived assets by geographic region for the last three fiscal years. Because distributors typically cover both dental equipment and consumables, they have regular contact with the dentist and are therefore optimally positioned to identify new equipment sale opportunities. Sirona's primary distributors are Patterson Companies and Henry Schein, two of the world's largest dental distributors. In the United States, Patterson is Sirona's primary distributor. Outside of the United States, Henry Schein is the company's largest distributor. Patterson Companies and Henry Schein accounted for 27% and 17%, respectively, of Sirona's worldwide revenue for the fiscal year ended September 30, 2011. Sirona distributes elsewhere through a well-developed network of independent regional distributors. Sirona works closely with its distributors by training their technicians and sales representatives with respect to its products. With over 10,000 sales and service professionals trained each year, Sirona seeks to ensure high standards of quality in after-sale service and the best marketing of its products. The success of Sirona's products is evidenced by their importance to its distribution partners, and in many cases are among their best-selling offerings. The Company continues to expand its' sales and service infrastructure in selected countries around the world. These investments allow us to support our distributors selling efforts and strengthen the Sirona brand in these key markets. These investments, and the subsequent expansion of our infrastructure, have enabled Sirona to grow revenues and profitability at a faster rate.

On April 27, 1998, Sirona and Patterson Companies entered into an exclusive distribution agreement (the "Distribution Agreement") pursuant to which Patterson was appointed as the exclusive distributor of Sirona's CEREC CAD/CAM products within the United States and Canada. Under the terms of the Distribution

Agreement, Patterson's exclusivity was to terminate on September 30, 2007. On June 30, 2005, Sirona and Patterson entered into an amendment of the Distribution Agreement which extended Patterson's exclusivity from October 1, 2007 through September 30, 2017. As consideration for the extension of its exclusivity, Patterson agreed to make a one-time payment to Sirona in the amount of $100 million (the "Exclusivity Fee"). In July 2005, Patterson paid the Exclusivity Fee, in its entirety, to Sirona. The full amount of the Exclusivity Fee was recorded as deferred income and is being recognized on a straight-line basis commencing on October 1, 2007. In the event of termination of the Distribution Agreement (a) due to force majeure, (b) by Patterson due to Sirona's insolvency, or (c) by Sirona as a result of a failure by Patterson to meet its performance obligations, Sirona would be required to refund to Patterson a portion of the Exclusivity Fee as liquidated damages. The amount of the Exclusivity Fee required to be refunded declines by $15 million per year in each of fiscal years 2008 through 2012 and by $5 million per year thereafter. In the event of termination by Patterson due to a breach by Sirona of its exclusivity obligations, the unearned portion of the Exclusivity Fee (as determined on a straight-line basis beginning in fiscal year 2008) must be refunded to Patterson as liquidated damages. The extension did not modify or alter the underlying provisions of the companies' agreement through 2007, including the performance criteria necessary to maintain the exclusivity. The performance criteria are benchmark thresholds which afford Sirona the opportunity to abandon the exclusivity or to terminate the agreement with Patterson, but do not create minimum purchase obligations under a take-or-pay arrangement. The Distribution Agreement was amended in May 2011 to revise the parameters for inLab sales in the United States and Canada.

In April 2000, Schick and Patterson entered into an exclusive distribution agreement covering the United States and Canada; and as of May 1, 2000, Schick began marketing and selling its CDR dental products in the United States and Canada through Patterson. This contract was amended in July 2005, March 2007, and May 2010 and is due to expire on December 31, 2012.

Sirona executes separate contracts with Henry Schein for each product group in each of the various jurisdictions in which Henry Schein distributes its products. The contracts governing most of the products distributed through Henry Schein are non-exclusive. Each of the contracts provides for minimum annual purchases, which are set annually. The contracts have terms of up to five years. Either party is entitled to terminate any of the contracts upon six months' notice but generally not before the third anniversary of the contract. Sirona may terminate a contract upon 30 days' notice in case of Henry Schein's default under the terms of the contract.

Competition

Competition in the global dental market is fragmented by both geography and products. We compete with a variety of companies, including large international companies as well as smaller companies that compete regionally or on a narrower product line. Sirona competes on the basis of its comprehensive and innovative product line and its global distribution network.

Research and Development

Sirona commits significant resources to research and development, with a particular focus on developing products that offer new diagnostic and treatment options, while increasing comfort for both users and patients and streamlining process efficiency. Sirona incurred approximately $56 million, $46 million and $41 million for research and development expenses in the fiscal years ended September 30, 2011, 2010 and 2009, respectively, which represented approximately 6% of Sirona's total revenue in each year. Sirona employs 243 professionals in its global research and development departments. Sirona also cooperates in its research efforts with partners in research facilities and dental practices around the world. In fiscal year 2011, Sirona opened the Center of Innovation in Bensheim, Germany. The Center underscores Sirona's ongoing commitment to innovation in dentistry. Housing the majority of research and development professionals under one roof will ensure the Company maximum collaboration, creativity, technological advancement, and idea sharing.

Patents, Trade Secrets and Proprietary Rights

We seek to protect our intellectual property through a combination of patent, trademark and trade secret protection. We believe that our future success will depend in part on our ability to obtain and enforce patents for our products and processes, preserve our trade secrets and operate without infringing the proprietary rights of others.

Patents

We have an active corporate patent program, the goal of which is to secure patent protection for our technology. Sirona owns and/or maintains approximately 725 patents and patent applications throughout the world. The patents expire at various dates through 2028. We also license or sublicense some of the technology used in our products from third parties.

Trademarks

We generally attempt to build brand awareness of our products through the use of trademark registrations. "Sirona," "CEREC," "Orthophos," "Heliodent," "inLab," "CDR," and "Schick" are some of our key registered trademarks. In addition, we have common law trademark rights in several other names we use commercially in connection with our products.

Trade Secrets

In addition to patent protection, we own trade secrets and proprietary know-how, which we seek to protect, in part, through appropriate agreements with employees, and, to a limited degree, employment agreements with appropriate individuals. These agreements generally allow assignment of confidential information developed by or made known to the individual by the Company during the course of the individual's relationship with the Company as confidential and not to be disclosed to third parties, except in specific limited circumstances. The agreements also generally assign to the Company all inventions conceived by the individual in the course of rendering services to the Company. However, there can be no assurance that the Company will be successful in enforcing this policy in each case, that the Company would have adequate remedies available for any breach or that the Company's trade secrets will not otherwise become known to, or independently developed by, its competitors.

Regulation

Medical Devices

Most of our products require certain forms of regulatory clearance, including, but not limited to, marketing clearance by the United States Food and Drug Administration (the "FDA") in accordance with the Federal Food, Drug and Cosmetic Act, as amended (the "FD&C Act") and by our Notified Body in accordance with the European Union's Medical Device Directive 93/42/EEC ("MDD").

The FDA and MDD review process typically requires extended proceedings pertaining to product safety and efficacy. We believe that our future success will depend to a large degree upon commercial sales of improved versions of our current products and sales of new products; we will not be able to market such products in the U.S. or in the European Union without FDA or MDD clearance, respectively. There can be no assurance that any products developed by us in the future will be granted clearance by applicable regulatory authorities or that additional regulations will not be adopted or current regulations amended in such a manner as to adversely affect us.

Pursuant to the FD&C Act, the FDA regulates the introduction, manufacture, advertising, labeling, packaging, marketing and distribution of, and record-keeping for dental devices. The FDA classifies medical devices intended for human use into three classes: Class I, Class II, and Class III. The Company's products are classified by the FDA into Class I or II that renders them subject only to general controls that apply to all medical devices, in particular regulations regarding alteration, misbranding, notification, record-keeping and good manufacturing practices.

The FD&C Act further provides that, unless exempted by regulation, medical devices may not be commercially distributed in the U.S. unless they have been cleared by the FDA. There are two review procedures by which medical devices can receive such clearance. Some products may qualify for clearance under a Section 510(k) procedure, in which the manufacturer submits to the FDA a pre-market notification that it intends to begin marketing the product, and shows that the product is substantially equivalent to another legally marketed product (i.e., that it has the same intended use and that it is as safe and effective as a legally marketed device, and does not raise different questions of safety and effectiveness than does a legally marketed device). Certain Class I devices are exempt from the 510(k) pre-market notification requirement and manufacturers of such products may proceed to market without any submission to the FDA. In some cases, the 510(k) notification must include data from human clinical studies.

Marketing in the U.S. may commence once the FDA issues a clearance letter finding such substantial equivalence. According to FDA regulations, the agency has 90 days in which to respond to a Class I or II 510(k) notification. There can be no assurance, however, that the FDA will provide a timely response, or that it will reach a finding of substantial equivalence.

If a product does not qualify for the 510(k) procedure (either because it is not substantially equivalent to a legally marketed device or because it is a Class III device), the FDA must approve a Pre-Market Approval ("PMA") application before marketing can begin. PMA applications must demonstrate, among other things, that the medical device is safe and effective. A PMA application is typically a complex submission that includes the results of clinical studies. Preparation of such an application is a detailed and time-consuming process. Once a PMA application has been submitted, the FDA's review process may be lengthy and include requests for additional data. By statute and regulation, the FDA may take 180 days to review a PMA application, although such time may be extended. Furthermore, there can be no assurance that the FDA will approve a PMA application.

The products that we distribute in the European Union bear the "CE Mark," a European Union symbol of compliance with the MDD. In order to market our products in the member countries of the European Union, it is necessary that those products conform to the requirements of the MDD. Our Bensheim facility which is engaged in the manufacturing of Class IIa and Class IIb medical devices as defined by the MDD is ISO 13485 certified. It is also necessary that our products comply with any revisions which may be made to these standards or the MDD.

Medical devices are subject to ongoing regulatory oversight by the FDA and a Notified Body. The FD&C Act requires that all medical device manufacturers and distributors register annually with the FDA and submit a list of those medical devices which they distribute commercially. The MDD requires that Class IIa devices or higher bear a CE mark with a Notified Body Number. The FD&C Act and the MDD also requires that all manufacturers of medical devices comply with labeling requirements and manufacture their products and maintain their documents in a prescribed manner with respect to manufacturing, testing, and quality control activities. The FDA's Medical Device Reporting regulation and the MDD subject medical devices to post-market reporting requirements for death or serious injury, and for certain malfunctions that would be likely to cause or contribute to a death or serious injury if malfunction were to recur. In addition, the FDA and the MDD prohibit a device which has received marketing clearance from being marketed for applications for which marketing clearance has not been obtained. Furthermore, the FDA generally requires that medical devices not cleared for marketing in the U.S. receive FDA marketing clearance before they are exported, unless an export certification has been granted. The FDA and the ISO Notified Bodies regularly inspect our registered and/or certified facilities.

Failure to comply with applicable regulatory requirements can, among other consequences, result in fines, injunctions, civil penalties, suspensions or loss of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. In addition, governmental regulations may be established that could prevent or delay regulatory clearance of our products. Delays in receipt of clearance, failure to receive clearance or the loss of previously received clearance would have a material adverse effect on our business, financial condition and results of operations.

Environmental, Health and Safety Matters

In addition to the laws and regulations discussed above, we are subject to government regulations applicable to all businesses, including, among others, regulations related to occupational health and safety, workers' benefits and environmental protection. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

Employees

As of September 30, 2011, the Company had 2,705 employees. The Company believes that its relations with its employees are good. No Company employees are represented by labor unions or are subject to a collective bargaining agreement in the United States. Approximately 25% of our German employees are members of the IG Metall union. We have not experienced any work stoppages due to labor disputes.

Executive Officers

See Part III, Item 10 of this 10-K Report for information about Executive Officers of the Company.

Available Information

Information about the Company's products and services, stockholder information, press releases, and filings with the Securities and Exchange Commission ("SEC") can be found on the Company's Internet website at **http://www.sirona.com**. The information contained on our website is for informational purposes only and is not incorporated by reference into this report. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings, and any amendments to such reports and filings, are available free of charge at the Investor Relations section of the Company's website as soon as reasonably practical after the Company's material is filed with, or furnished to, the SEC.

ITEM 1A. RISK FACTORS

These risk factors may be important to understanding any statement in this Annual Report on Form 10-K or elsewhere. The following information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), and the consolidated financial statements and related notes incorporated by reference in this report.

Our businesses routinely encounter and address risks, some of which will cause our future results to be different—sometimes materially different—than we anticipate. Discussion about the material operational risks that our businesses encounter can be found in our MD&A, in the business descriptions in Item 1 of this report and in previous SEC filings. Below, we have described our present view of the material risks facing our business.

Risks Related to Our Business

We must develop new products and enhancements to existing products to remain competitive.

We are currently developing new products and enhancements to existing products. We cannot assure you that we will initiate, continue with and/or succeed in our efforts to develop or enhance such products. It is expected that we will file 510(k) applications with the Food and Drug Administration, or FDA, and similar filings with governmental authorities in other countries in connection with our future products and certain of our future product enhancements. There can be no assurance that we will file applications for or obtain regulatory approval from the FDA, either in the form of a pre-market clearance or a 510(k) clearance, for any of our future products, or that in order to obtain FDA clearance, we will not be required to submit additional data or meet additional FDA requirements that may substantially delay the application process and result in substantial additional expense. In addition, such pre-marketing clearance, if obtained, may be subject to conditions on marketing or manufacturing which could impede our ability to manufacture and/or market our products. There can be no assurance that any new products will be developed by us, or if developed, will be approved by, or receive marketing clearance from, applicable domestic and/or international governmental or regulatory authorities. If we are unable to develop, obtain regulatory approval for and market new products and enhancements to existing products, our business and results of operations could be harmed.

If we cannot obtain or maintain approval from government agencies, we will not be able to sell our products.

We must obtain certain approvals by, and marketing clearances from, governmental authorities, including the FDA and similar health authorities in foreign countries to market and sell our products in those countries. These regulatory agencies regulate the marketing, manufacturing, labeling, packaging, advertising, sale and distribution of medical devices. The FDA enforces additional regulations regarding the safety of X-ray emitting devices. Our products are currently regulated by such authorities and certain of our new products will require approval by, or marketing clearance from, various governmental authorities, including the FDA. Various states also impose similar regulations.

The FDA review process typically requires extended proceedings pertaining to the safety and efficacy of new products. A 510(k) application is required in order to market a new or modified medical device. If specifically required by the FDA, a pre-market approval, or PMA, may be necessary. Such proceedings, which must be completed prior to marketing a new medical device, are potentially expensive and time consuming. They may delay or hinder a product's timely entry into the marketplace. Moreover, there can be no assurance that the review or approval process for these products by the FDA or any other applicable governmental authority will occur in a timely fashion, if at all, or that additional regulations will not be adopted or current regulations amended in such a manner as will adversely affect us. The FDA also oversees the content of advertising and marketing materials relating to medical devices which have received FDA clearance. Failure to comply with the FDA's advertising guidelines may result in the imposition of penalties.

We are also be subject to other federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on our business.

Similar to the FDA review process, the EU review process typically requires extended proceedings pertaining to the safety and efficacy of new products. Such proceedings, which must be completed prior to marketing a new medical device, are potentially expensive and time consuming and may delay or prevent a product's entry into the marketplace.

Our business may be negatively affected if we do not continue to adapt to rapid technological change, evolving industry standards and new product introductions.

The market for our products is characterized by rapid and significant technological change, evolving industry standards and new product introductions. Our products require significant planning, design, development and testing which requires significant capital commitments and investment by us. There can be no assurance that our products or proprietary technologies will not become noncompetitive or obsolete as a result of technological change, evolving industry standards or new product introductions or that we will be able to generate any economic return on our investment in product development. If our products or technologies become noncompetitive or obsolete, our business could be negatively affected.

Our profitability may be negatively impacted by adverse general macroeconomic conditions in the geographic markets in which we sell our products.

Our profitability depends in part on the varying economic and other conditions of the global dental market, which in turn is impacted by general macroeconomic conditions in the geographic markets in which we sell our products. Growth in the global dental market over the past few years has been driven by a number of factors, including a growth in disposable income, a shift towards private pay, a greater need for dental preventative care and an increased emphasis on aesthetics. Demand for our products would be negatively impacted by a decline in the economy in general, including interest rate and tax changes, that impact the financial strength of our customers, as well as by changes in the economy in general that reduce disposable income among dental consumers in the markets we sell our products, which would in turn reduce the demand for preventative and aesthetic dental services.

The recent disruptions in the overall world economy and financial markets could reduce disposable income among dental consumers and negatively affect the demand for dental services, which could be harmful to our financial position and results of operations. Furthermore, there can be no assurances that government responses to the disruptions in the financial markets will stabilize the markets or increase liquidity and the availability of credit for our customers. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable. As a result, our business, results of operations or financial condition could be materially adversely affected.

In the last two fiscal years, our business was impacted by the weak global economy, which resulted in a challenging environment for selling dental technologies. We have observed that some dentists are postponing investments in equipment.

We are dependent upon a limited number of distributors for a significant portion of our revenue, and loss of these key distributors could result in a loss of a significant amount of our revenue.

Historically, a substantial portion of our revenue has come from a limited number of distributors. For example, Patterson Dental Company, Inc. accounted for 27% of revenue for the fiscal year ended September 30, 2011. In addition, 17% of our revenue for the fiscal year ended September 30, 2011, was attributable to sales to Henry Schein, Inc. It is anticipated that Patterson and Henry Schein will continue to be the largest contributors to our revenue for the foreseeable future. There can be no assurance that Patterson and Henry Schein will purchase any specified minimum quantity of products from us or that they will continue to purchase any products at all. If Patterson or Henry Schein ceases to purchase a significant volume of products from us, it could have a material adverse effect on our results of operations and financial condition.

Competition in the markets for our products is intense, and we may not be able to compete effectively.

Competition relating to our current products is intense and includes various companies, both within and outside of the United States. We anticipate that competition for our future products will also be intense and include various companies, both within and outside of the United States, Asia and Europe. Our competitors and potential competitors include large companies with substantially greater financial, sales and marketing, and technical resources, larger and more experienced research and development staffs, more extensive physical facilities and substantially greater experience in obtaining regulatory approvals and in marketing products than we have. In addition, we cannot assure you that our competitors are not currently developing, or will not attempt to develop, technologies and products that are more effective than those being developed by us or that would otherwise render our existing and new technology and products obsolete or noncompetitive. We may not be able to compete successfully and may lose market share to our competitors.

Our failure to obtain issued patents and, consequently, to protect our proprietary technology could hurt our competitive position.

Our success will depend in part on our ability to obtain and enforce claims in our patents directed to our products, technologies and processes, both in the United States and in other countries. Risks and uncertainties that we face with respect to our patents and patent applications include the following:

- the pending patent applications that we have filed, or to which we have exclusive rights, may not result in issued patents or may take longer than we expect to result in issued patents;
- the allowed claims of any patents that issue may not provide meaningful protection;

- we may be unable to develop additional proprietary technologies that are patentable;
- the patents licensed or issued to us may not provide a competitive advantage;
- other companies may challenge patents licensed or issued to us;
- disputes may arise regarding inventions and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of intellectual property by us and our respective licensors; and
- other companies may design around the technologies patented by us.

Our revenue and operating results are likely to fluctuate.

Our quarterly operating results have varied in the past, and our operating results are likely to continue to fluctuate in the future. These variations result from a number of factors, many of which are substantially outside of our control, including:

- the timing of new product introductions by us and our competitors;
- timing of industry tradeshows, particularly the International Dental Show;
- changes in relationships with distributors;
- developments in government reimbursement policies;
- changes in product mix;
- our ability to supply products to meet customer demand;
- fluctuations in manufacturing costs;
- tax incentives;
- currency fluctuations; and
- general economic conditions, as well as those specific to the healthcare industry and related industries.

Our financial results may be adversely affected by fluctuations in foreign currency exchange rates.

We are exposed to currency exchange risk with respect to the U.S. Dollar in relation to the Euro, because a large portion of our revenue and expenses are denominated in Euros. In addition, we have an increasing portion of revenue and expenses denominated in other foreign currencies, e.g. Yen, Australian Dollar, and Yuan Renminbi. While we enter into hedging arrangements to protect our business against certain currency fluctuations, these hedging arrangements from time to time do not provide comprehensive protection. We monitor changes in our exposure to exchange rate risk that result from changes in our situation. If we do not enter into effective hedging arrangements in the future, our results of operations and prospects could be materially and adversely affected.

Our hedging transactions may expose us to loss or limit our potential gains.

As part of our risk management program, we use foreign currency exchange forward contracts. While intended to reduce the effects of exchange rate fluctuations, these transactions may limit our potential gains or expose us to loss. Should our counterparties to such transactions or the sponsors of the exchanges through which these transactions are offered fail to honor their obligations due to financial distress or otherwise, we would be exposed to potential losses or the inability to recover anticipated gains from these transactions.

We enter into foreign currency exchange forward contracts as economic hedges of trade commitments or anticipated commitments denominated in currencies other than the functional currency to mitigate the effects of changes in currency rates. Although we do not enter into these instruments for trading purposes or speculation, and although our management believes all of these instruments are economically effective as hedges of underlying physical transactions, these foreign exchange commitments are dependent on timely performance by our counterparties. Their failure to perform could result in our having to close these hedges without the anticipated underlying transaction and could result in losses if foreign currency exchange rates have changed.

Our indebtedness could have material adverse consequences for our business, and restrictive covenants and conditions contained in our senior credit agreement impose operating and financial restrictions on our business.

We had total bank debt to unrelated parties of $368,4 million as of September 30, 2011. In November 2011, we entered into a new senior credit facility, and as of November 16, 2011, we had outstanding term loans and revolving facilities of $116 million and the available borrowing capacity under the revolving credit facilities was $222 million. This level of indebtedness, combined with our other financial obligations and contractual commitments, could have a material adverse effect on us. For example, it could increase the risk that we would be unable to generate cash sufficient to pay amounts due on our indebtedness; make us more vulnerable to adverse changes in general economic, industry and competitive conditions and to adverse changes in government regulation; and limit our ability to borrow additional amounts.

Our senior credit agreement contains a number of restrictive covenants and conditions that impose operating and financial restrictions on our business, including restrictions on our ability to take actions that may be in the best interests of the business. These restrictions and conditions include a mandatory prepayment on a change in control or sale of all or substantially all assets. Other covenants limit changes to our business, lending activities, and further indebtedness. The financial covenants require that we maintain a debt coverage ratio of consolidated total net debt to consolidated Adjusted EBITDA of no more than 3.00 to 1. Failure to comply with these covenants will result in a default under the terms of our senior credit agreement and could result in acceleration of this indebtedness. For more information concerning compliance with these covenants, please see Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations – Liquidity and Capital Resources.

If we lose our key management personnel or are unable to attract and retain qualified personnel, it could adversely affect our results of operations or delay or hurt our research and product development efforts.

Our success is dependent, in part, upon our ability to hire and retain management, sales, technical, research and other personnel who are in high demand and are often subject to competing employment opportunities. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have an adverse effect on our operations.

We may experience difficulties managing our growth, which could adversely affect our results of operations.

It is expected that we will grow in certain areas of our operations as we develop and, assuming receipt of the necessary regulatory approvals, market our products. We will therefore need to recruit personnel, particularly sales and marketing personnel, and expand our capabilities, which may strain our managerial, operational, financial and other resources. To compete effectively and manage our growth, we must:

- train, manage, motivate and retain a growing employee base;
- accurately forecast demand for, and revenue from, our product candidates; and
- expand existing operational, financial and management information systems to support our development and planned commercialization activities and the multiple locations of our offices.

Our failure to manage these challenges effectively could materially harm our business.

Since we operate in markets outside of the United States and Europe, we are subject to additional risks.

We anticipate that sales outside of the United States and Europe will continue to account for a significant percentage of our revenue. Such revenue is subject to a number of uncertainties, including, but not limited to, the following:

- economic and political instability;
- import or export licensing requirements;
- trade restrictions;
- longer payment cycles;
- unexpected changes in regulatory requirements and tariffs;
- fluctuations in currency exchange rates;
- potentially adverse tax consequences; and
- potentially weak protection of intellectual property rights.

These risks may impair our ability to generate revenue from our sales efforts. In addition, many countries outside of the United States and Europe have their own regulatory approval requirements for the sale of products. As a result, the introduction of new products into, and our continued sale of existing products in, these markets could be prevented, and/or costly and/or time-consuming, and we cannot assure you that we will be able to obtain the required regulatory approvals on a timely basis, if at all.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

To the extent that we operate outside the United States, we are subject to the Foreign Corrupt Practices Act (the "FCPA") which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. In particular, we may be held liable for actions taken by our strategic or local partners even though such partners are foreign companies that are not subject to the FCPA. Any determination that we violated the FCPA could result in sanctions that could have a material adverse effect on our business.

We may be a party to legal actions that are not covered by insurance.

We may be a party to a variety of legal actions, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, stockholder suits, including securities fraud, governmental investigations and intellectual property related litigation. In addition, because of the nature of our business, we are subject to a variety of legal actions relating to our business operations. Although we have maintained insurance coverage for some of these potential liabilities, we cannot assure you that such insurance coverage will continue to be available or, if available, that it can be obtained in sufficient amounts or at reasonable cost or that it will be sufficient to cover any claims that may arise. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be sufficient to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and/or insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

We are dependent upon a limited number of suppliers for critical components. If these suppliers delay or discontinue the manufacture of these components, we may experience delays in shipments, increased costs and cancellation of orders for our products.

We rely on key suppliers for various critical components and procure certain components from outside sources which are sole suppliers. The availability and prices of these components may be subject to change due to interruptions in production, changing market conditions and other events. Any delays in delivery of or shortages in these components could interrupt and delay manufacturing of our products and result in the cancellation of orders for our products. In addition, these suppliers could discontinue the manufacture or supply of these components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion or at all. Any transition to alternate suppliers may result in delays in shipment and increased expenses and may limit our ability to deliver products to our customers. If we are unable to develop reasonably-priced alternative sources in a timely manner, or if we encounter delays or other difficulties in the supply of such products and other materials from third parties, our business and results of operations may be harmed. In past years, semiconductors have been subject to significant price fluctuations.

While we have, in the past, attempted to mitigate the effects of such potential fluctuations, we cannot assure you that we will continue to do so or that we will be able to successfully mitigate the effect of future price increases on our results of operations and financial condition. See Item 1 Business – Manufacturing and Suppliers.

Our profitability could suffer if third parties infringe upon our proprietary technology.

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. To protect our rights to our intellectual property, we rely on a combination of patent and trademark law, trade secret protection, confidentiality agreements and contractual arrangements with our employees, strategic partners and others. We cannot assure you that any of our patents, any of the patents of which we are a licensee or any patents which may be issued to us or which we may license in the future, will provide us with a competitive advantage or afford us protection against infringement by others, or that the patents will not be successfully challenged or circumvented by third parties, including our competitors. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective patent, trademark and trade secret protection may not be available in every country in which we will offer, or intend to offer, our products. Any failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

We may incur significant litigation costs in enforcing or defending our intellectual property rights, and the outcome of any proceeding is uncertain.

Litigation may be necessary to enforce our patents or to defend against any claims of infringement of patents owned by third parties that are asserted against us. In addition, we may have to participate in one or more interference proceedings declared by the United States Patent and Trademark Office, the European Patent Office or other foreign patent governing authorities, to determine the priority of inventions, which could result in substantial costs.

If we become involved in litigation or interference proceedings, we may incur substantial expense, and the proceedings may divert the attention of our technical and management personnel, even if we ultimately prevail. An adverse determination in proceedings of this type could subject us to significant liabilities, allow our competitors to market competitive products without obtaining a license from us, prohibit us from marketing our products or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from commercializing our products.

The enforcement, defense and prosecution of intellectual property rights, including the United States Patent and Trademark Office's, the European Patent Office's and other foreign patent offices' interference proceedings, and related legal and administrative proceedings in the United States and elsewhere, involve complex legal and factual questions. As a result, these proceedings are costly and time-consuming, and their outcome is uncertain. Litigation may be necessary to:

- assert against others or defend us against claims of infringement;
- enforce patents owned by, or licensed to us from, another party;

- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of our proprietary rights or the proprietary rights of others.

Changes in the healthcare industry could adversely affect our business.

The healthcare industry has undergone, and is in the process of undergoing, significant changes driven by efforts to reduce costs. These changes include legislative healthcare reform, the reduction of spending budgets by government and private insurance programs, such as Medicare, Medicaid and corporate health insurance plans; trends toward managed care; consolidation of healthcare distribution companies; consolidation of healthcare manufacturers; collective purchasing arrangements and consolidation among office-based healthcare practitioners; and changes in reimbursements to customers. Some of these potential changes may cause a decrease in demand for and/or reduce the prices of our products. These changes could adversely affect our revenues and profitability. In addition, similar legislative efforts in the future could adversely impact our business.

Product liability claims exposure could be significant.

We may face exposure to product liability claims and recalls for unforeseen reasons from consumers, distributors or others. We may experience material product liability losses in the future, and we may incur significant costs to defend these claims. In addition, if any of our products are or are alleged to be defective; we may be required to participate in a recall involving those products. End-users of our products may look to us for contribution when faced with product recalls or product liability claims. Although we have maintained insurance coverage related to product liability claims, we cannot assure you that product liability insurance coverage will continue to be available or, if available, that it can be obtained in sufficient amounts or at reasonable cost or that it will be sufficient to cover any claims that may arise. We may not maintain any insurance relating to potential recalls of our products. A successful product liability claim brought against us in excess of available insurance coverage or a requirement to participate in any product recall could reduce our profits and/or impair our financial condition, and damage our reputation.

Product warranty claims exposure could be significant.

We generally warrant each of our products against defects in materials and workmanship for a period of one year from the date of shipment plus any extended warranty period purchased by the customer. The future costs associated with providing product warranties could be material. A successful warranty claim brought against us could reduce our profits and/or impair our financial condition, and damage our reputation.

Adverse publicity regarding the safety of our technology or products could negatively impact us.

Despite any favorable safety tests that may be completed with respect to our products, adverse publicity regarding application of X-ray products or other products being developed or marketed by others could negatively affect us. If other researchers' studies raise or substantiate concerns over the safety of our technology approach or product development efforts generally, our reputation could be harmed, which would adversely impact our business.

Inadequate levels of reimbursement from governmental or other third-party payers for procedures using our products may cause our revenue to decline.

Third-party payers, including government health administration authorities, private health care insurers and other organizations regulate the reimbursement of fees related to certain diagnostic procedures or medical treatments. Third-party payers are increasingly challenging the price and cost-effectiveness of medical products and services. While we cannot predict what effect the policies of government entities and other third-party payers will have on future sales of our products, there can be no assurance that such policies would not cause our revenue to decline.

We have developed and must continue to maintain internal controls.

Effective internal controls are necessary for us to provide assurance with respect to our financial reports and to effectively prevent fraud. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our operating results could be harmed. The Sarbanes-Oxley Act of 2002 requires us to furnish a report by management on internal control over financial reporting, including managements' assessment of the effectiveness of such control. Internal control over financial reporting may not prevent or detect misstatements because of its certain limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. As a result, even effective internal controls may not provide reasonable assurances with respect to the preparation and presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become either obsolete or inadequate as a result of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain adequate internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in implementing new or revised controls, our business and operating results could be harmed and we could fail to meet our reporting obligations.

Risks Related to Our Common Stock

Certain provisions of our certificate of incorporation and bylaws and Delaware law could discourage, delay, or prevent a merger or acquisition at a premium price.

The provisions of our certificate of incorporation and bylaws may also deter, delay or prevent a third-party from acquiring us. These provisions include:

- limitations on the ability of stockholders to amend our charter documents, including stockholder supermajority voting requirements;
- the authority of the board of directors to adopt amendments to our bylaws without shareholder approval;
- the inability of stockholders to act by written consent or to call special meetings;
- a classified board of directors with staggered three-year terms;
- advance notice requirements for nominations for election to the board of directors and for stockholder proposals; and
- the authority of our board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with such terms as the board of directors may determine and to issue additional shares of our common stock.

We are also subject to the protections of Section 203 of the Delaware General Corporation Law, which prevents us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval were obtained.

In addition, in the event of a "change of control" as defined in our senior credit agreement, we may be required to, among other things, repay all of our obligations outstanding under the senior credit agreement, with interest thereon, which could materially adversely impact the value of our common stock.

These provisions could have the effect of delaying, deferring or preventing a change in control of our company, discourage others from making tender offers for our shares, lower the market price of our stock or impede the ability of our stockholders to change our management, even if such changes would be beneficial to our stockholders.

The market price of our common stock may fluctuate significantly, and this may make it difficult for holders to resell our common stock when they want or at prices that they find attractive.

The price of our common stock on the NASDAQ Global Select Market constantly changes. We expect that the market price of our common stock will continue to fluctuate. The market price of our common stock may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

- changes in market conditions;
- quarterly variations in our operating results;
- operating results that vary from the expectations of management, securities analysts and investors;
- changes in expectations as to our future financial performance;
- announcements of strategic developments, significant contracts, acquisitions and other material events by us, our competitors, or our distribution partners;
- the operating and securities price performance of other companies that investors believe are comparable to us;
- future sales of our equity or equity-related securities;
- changes in the economy and the financial markets;
- departures of key personnel;
- changes in governmental regulations; and
- geopolitical conditions, such as acts or threats of terrorism or military conflicts.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our operating results.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for our management

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated thereunder, the Sarbanes-Oxley Act and SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the U.S. public markets. Our management team will need to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company has its headquarters in Long Island City, New York. The Company leases space in Long Island City, New York. The lease expires in November 2017. The leased space houses executive offices and group functions including legal affairs and investor relations, sales and marketing, research and development laboratories and production and shipping facilities.

The Company has its largest facility in Bensheim, Germany. It is composed of a number of buildings housing the Company's primary manufacturing and assembly facility. It also houses executive offices, finance, sales, customer service and marketing, research and development laboratories and shipping facilities. In fiscal year 2011, the Company completed the current expansion of these facilities with inauguration of the Center of Innovation, which houses the research and development professionals in Germany under one roof. In addition, since September 2007, the Company leased space in Salzburg, Austria. The leased space houses executive offices and group functions including strategy, sales, finance, accounting, human resources, marketing and legal affairs.

The Company also maintains manufacturing facilities in China, Italy and Denmark and certain sales and service offices worldwide.

The Company believes that its properties and facilities will be adequate for its needs for the foreseeable future and that, if such space proves to be inadequate, it will be able to procure additional or replacement space that will be adequate for its needs.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in various legal proceedings that are incidental to the conduct of the Company's business. The Company is not involved in any pending or threatened legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the financial condition or results of operations.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is currently traded publicly on the NASDAQ Global Select Market. In connection with the Exchange, we changed our trading symbol to "SIRO" from "SCHK".

The following table presents quarterly information on the price range of our common stock. This information indicates the high and low sale prices, as quoted on NASDAQ commencing October 1, 2009. These prices do not include retail markups, markdowns or commissions.

Fiscal Year Ended September 30, 2011	High	Low
First Quarter	$42.60	$32.00
Second Quarter	52.86	40.35
Third Quarter	57.87	47.75
Fourth Quarter	56.47	38.69

Fiscal Year Ended September 30, 2010	High	Low
First Quarter	$36.05	$26.15
Second Quarter	38.72	30.15
Third Quarter	43.45	31.66
Fourth Quarter	37.65	29.55

On November 15, 2011, there were approximately 87 holders of record of the Company's common stock. However, the Company believes that the number of beneficial owners of its common stock is substantially higher.

In connection with the Exchange, Schick declared a $2.50 per share dividend to stockholders of record as of the close of business on June 19, 2006. Since the Exchange, Sirona has not paid any dividends to holders of its common stock. The Company may consider paying dividends in the future, but currently has no plans to do so. The payment of dividends is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements, financial condition and other relevant factors.

Issuer Purchases of Equity Securities

The number and average price of shares purchased during the fiscal year ended September 30, 2011 are set forth in the table below.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program (1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
		$'000s (except per share amounts)		
August 1 - August 31, 2011	330,102	$43.48	330,102	$85,649
September 1 - September 30, 2011	119,272	42.87	119,272	80,535
	449,374		**449,374**	

(1) In August 2011, the Company's Board of Directors announced a stock repurchase program to purchase up to an aggregate of $100,000,000 of its common stock in open market or privately-negotiated transactions effective through September 2014. The Company is not obligated to acquire any particular amount of common stock and may suspend the program at any time at its discretion without prior notice.

Performance Measurement Comparison

The following graph compares the Company's cumulative stockholder return on its common stock with the return on the Russell 2000 Index and the Dow Jones US Medical Equipment Index from September 30, 2006 through September 30, 2011, the end of the Company's fiscal year. The graph assumes investments of $100 on September 30, 2006, the last trading day of that fiscal year, in the Company's common stock, the Russell 2000 Index and the US Medical Equipment Index and assumes the reinvestment of all dividends.

COMPARISON OF 6 YEAR CUMULATIVE TOTAL RETURN*

Among Sirona Dental Systems, Inc, The Russell 2000 Index
And The Dow Jones US Medical Equipment Index


140
120
100
80
60
40
20
0
9/30/06
9/30/07
9/30/08
9/30/09
9/30/10
9/30/11
Sirona Dental Systems Inc.
Russell 2000
Dow Jones US Medical Equipment

* $100 invested on 9/30/06 in stock or index-including reinvestment of dividends.

	9/30/2006	9/30/2007	9/30/2008	9/30/2009	9/30/2010	9/30/2011
Sirona Dental Systems Inc.	$100.00	$108.32	$ 70.70	$ 90.34	$109.44	$128.79
Russell 2000	100.00	112.34	96.07	86.90	98.50	95.02
Dow Jones US Medical Equipment	100.00	124.99	120.12	100.42	101.36	106.02

ITEM 6. SELECTED FINANCIAL DATA

The selected historical consolidated financial data of Sirona included below and elsewhere in this document are not necessarily indicative of future performance. This information is only a summary and should be read in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements contained elsewhere in this document.

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009	Year ended September 30, 2008	Year ended September 30, 2007
	$'000s (except for per share amounts)				
Statement of Income Data:					
Revenue	$913,866	$770,276	$713,294	$757,111	$659,949
Cost of sales	430,214	371,266	367,152	411,489	355,475
Gross profit	483,652	399,010	346,142	345,622	304,474
Operating expenses/(income):					
Selling, general and administrative expense	277,081	235,932	225,351	242,293	203,597
Research and development	55,530	46,365	40,631	48,744	46,945
Provision for doubtful accounts and notes receivable	96	271	763	824	217
Net other operating (income) and restructuring costs	(10,000)	(11,661)	(5,689)	(10,000)	(162)
Operating income	160,945	128,103	85,086	63,761	53,877
Non-operating expense, net	1,416	12,877	21,805	24,825	32,100
Income before taxes	159,529	115,226	63,281	38,936	21,777
Income tax provision/(benefit)	35,744	23,780	9,297	9,337	(34,877)
Net income	123,785	91,446	53,984	29,599	56,654
Less: Net income attributable to noncontrolling interests	1,992	1,457	629	160	185
Net income attributable to Sirona Dental Systems, Inc.	**$121,793**	**$ 89,989**	**$ 53,355**	**$ 29,439**	**$ 56,469**
Income per share (attributable to Sirona Dental Systems, Inc. shareholders):					
- Basic	2.19	1.63	0.97	0.54	1.03
- Diluted	2.13	1.59	0.96	0.53	1.02

	As of September 30, 2011	As of September 30, 2010	As of September 30, 2009	As of September 30, 2008	As of September 30, 2007
	$'000s				
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 345,859	$ 251,767	$ 181,098	$ 149,663	$ 99,842
Working capital (1) (2)	46,198	297,606	251,070	214,361	131,871
Total assets	1,726,128	1,592,937	1,648,075	1,659,005	1,657,743
Non-current liabilities (2)	254,982	625,219	758,910	857,637	885,807
Total liabilities	790,208	785,304	903,320	998,036	1,048,193
Retained earnings	303,639	181,846	91,857	38,502	9,063
Shareholders' equity (Sirona Dental Systems, Inc.)	932,276	805,411	743,438	660,343	609,066
Total shareholders' equity	935,920	807,633	744,755	660,969	609,550

(1) Working capital is defined as current assets less current liabilities.

(2) The significant decrease in working capital and non-current liabilities in fiscal year 2011 is due to the reclassification of the final tranche of the senior term loan due in November 2011 as current. The balance of these senior term loans was $364,817 as of September 30, 2011.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in "Results of Operations" in this Item and elsewhere in this Report. Except as otherwise disclosed all amounts are reported in U.S. Dollars ($).

Overview

Sirona Dental Systems Inc. ("Sirona", the "Company", "we", "us", and "our" refer to Sirona Dental Systems, Inc. and its consolidated subsidiaries and their predecessors) is the leading manufacturer of high-quality, technologically advanced dental equipment, and is focused on developing, manufacturing and marketing innovative systems and solutions for dentists around the world. The Company is uniquely positioned to benefit from several trends in the global dental industry, such as technological innovation, increased use of CAD/CAM systems in restorative dentistry, the shift to digital imaging, favorable demographic trends and growing patient focus on dental health and cosmetic appearance. The Company has its headquarters in Long Island City, New York and its largest facility in Bensheim, Germany.

Sirona has a long tradition of innovation in the dental industry. The Company introduced the first dental electric drill approximately 130 years ago, the first dental X-ray unit approximately 100 years ago, the first dental computer-aided design/computer-aided manufacturing (CAD/CAM) system 27 years ago, and numerous other significant innovations in dentistry. Sirona continues to make significant investments in research and development, and its track record of innovative and profitable new products continues today with numerous product launches including: the Orthophos XG 3D imaging unit (launched in March 2011), Sinius treatment center (launched in March 2011); CEREC 4.0 software (launched in March 2011); the Galileos and CEREC combination (launched in September 2009), the CEREC AC unit (launched in January 2009), the Galileos Compact 3D imaging system (launched in July 2008), the TENEO treatment center (launched in July 2008) and the CAD/CAM milling unit MC XL (launched in fiscal year 2007).

Sirona manages its business on both a product and geographic basis and has four segments: Dental CAD/CAM Systems, Imaging Systems, Treatment Centers, and Instruments. Sirona has the broadest product portfolio in the industry, and is capable of fully outfitting and integrating a dental practice. Products from each category are marketed in all geographical sales regions.

The Company's business has grown substantially over the past five years, driven by numerous high-tech product introductions, a continued expansion of its global sales and service infrastructure, strong relationships with key distribution partners, namely Patterson and Henry Schein, and an international dealer network. Due to the international nature of the Company's business, movements in global foreign exchange rates have a significant effect on financial results.

The U.S. market is the largest individual market for Sirona, followed by Germany. Between fiscal years 2004 and 2011, the Company increased U.S. revenues from $88.2 million to $ 255.9 million, driven by innovative products, particularly in the CAD/CAM and imaging segments and the Schick acquisition. Patterson made a payment of $100 million to Sirona in July 2005 in exchange for the exclusive distribution rights for CAD/CAM products in the U.S. and Canada until 2017 (the "Patterson exclusivity payment"). The amount received was recorded as deferred income and is being recognized on a straight-line basis commencing at the beginning of the extension of the exclusivity period in fiscal year 2008.

In addition to strong U.S. market growth, Sirona has pursued expansion in non-U.S. and non-German markets. Between fiscal years 2004 and 2011, the Company increased revenues in non-U.S. and non-German markets from $190.9 million to $ 469.0 million. To support this growth, Sirona expanded its local presence and distribution channels by establishing sales and service locations e.g. in Japan, Australia, China, Korea, Italy, France, and the UK. The expansion helped to increase market share but also contributed to higher SG&A expenses.

While the global economy improved in 2010, it did not fully recover and we continued to experience economic headwinds in fiscal year 2010. Despite these headwinds, Sirona increased revenues by 7.9% constant currency in fiscal year 2010, with strong growth in our Imaging segment driven by our Galileos 3D imaging system. In fiscal year 2010, our net income benefited from this revenue growth, but also from margin expansion, expense management initiatives, and debt reduction. Our targeted cost-saving actions were on plan, and we started reinvesting some of these cost savings in the second half of fiscal year 2010. Cash flow from operations was strong, mainly driven by higher cash flow from operations and lower interest payments.

Fiscal year 2011was a successful year for Sirona. We posted solid revenue growth, with exceptionally strong performance in Germany on the heels of a successful IDS in Cologne and a trade-in program for CAD/CAM products. In addition, Sirona's new product introductions demonstrate our continued focus on innovation and the benefits we accrue from our industry-leading investments in research and development. These factors, plus our ongoing initiatives to expand our global sale and service infrastructure, resulted in strong financial performance for the fiscal year. Revenues in international markets increased 20.5% on a constant currency basis, with particularly strong performance in Europe, led by Germany, and Asia-Pacific. Revenues in the U.S. grew 6.8%. In fiscal year 2011, our net income and our operating cash flow benefitted from this strong revenue growth, but also from operating margin expansion and lower interest expense.

Significant Factors that Affect Sirona's Results of Operations

The MDP Transaction and the Exchange

On June 30, 2005, Sirona Holdings Luxco S.C.A. ("Luxco"), a Luxembourg-based holding entity owned by funds managed by Madison Dearborn Partners, Beecken Petty O'Keefe, management and employees of Sirona, obtained control over the Sirona business. The transaction was effected by using new legal entities, Sirona Holding GmbH (formerly Blitz 05-118 GmbH) and its wholly owned subsidiary Sirona Dental Services GmbH, to acquire 100% of the interest in Sirona Dental Systems Beteiligungs- und Verwaltungs GmbH, the former parent of the Sirona business through a leveraged buy-out transaction (the "MDP Transaction").

The assets and liabilities acquired in the MDP Transaction and the Exchange were partially stepped up to fair value, and a related deferred tax liability was recorded. The excess of the total purchase price over the fair value of the net assets acquired, including IPR&D, which were expensed at the date of closing of the MDP Transaction and the Exchange, was allocated to goodwill and is subject to periodic impairment testing.

Sirona's cost of goods sold, research and development, selling, general and administrative expense and operating result have been and will continue to be materially affected by depreciation and amortization costs resulting from the step-up to fair value of Sirona's assets and liabilities.

Fluctuations in U.S. Dollar/Euro Exchange Rate

Although the U.S. Dollar is Sirona's reporting currency, its functional currencies vary depending on the country of operation. For the fiscal year ended September 30, 2011, approximately 47% of Sirona's revenue and approximately 71% of its expenses were in Euro. During the periods under review, the U.S. Dollar/Euro exchange rate has fluctuated significantly, thereby impacting Sirona's financial results. Between October 1, 2008 and September 30, 2011, the U.S. Dollar/Euro exchange rate used to calculate items included in Sirona's financial statements varied from a low of $1.1919 to a high of $1.5121. Although Sirona does not apply hedge accounting, Sirona has entered into foreign exchange forward contracts to manage foreign currency exposure. As of September 30, 2011, these contracts had notional amounts totaling $ 38.0 million. As these agreements are relatively short-term (generally six months), continued fluctuation in the U.S. Dollar/Euro exchange rate could materially affect Sirona's results of operations.

Certain revenue information above and under "Results of Operations" below is presented on a constant currency basis. This information is a non-GAAP financial measure. Sirona supplementally presents revenue on a constant currency basis because it believes this information facilitates a comparison of Sirona's operating results from period to period without regard to changes resulting solely from fluctuations in currency rates. Sirona calculates constant currency revenue growth by comparing current period revenues to prior period revenues with both periods converted at the U.S. Dollar/Euro average foreign exchange rate for each month of the current period. The average exchange rate for the fiscal year ended September 30, 2011, was $1.39570 and varied from $1.44395 to $1.30339. For the fiscal year ended September 30, 2010, an average exchange rate converting Euro denominated revenues into U.S. Dollars of $1.35730 was applied.

Loans made to Sirona under the Senior Facilities Agreement entered into on November 22, 2006 are denominated in the functional currency of the respective borrowers. See "Liquidity and Capital Resources" for a discussion of our Senior Facilities Agreement. However, intra-group loans are denominated in the functional currency of only one of the parties to the loan agreements. Where intra-group loans are of a long-term investment nature, the potential non-cash fluctuations in exchange rates are reflected within other comprehensive income. These fluctuations may be significant in any period due to changes in the exchange rates between the Euro and the U.S. Dollar.

Fluctuations in Quarterly Operating Results

Sirona's quarterly operating results have varied in the past and are likely to vary in the future. These variations result from a number of factors, many of which are substantially outside its control, including:

- the timing of new product introductions by us and our competitors;
- timing of industry tradeshows, particularly the International Dental Show ("IDS");
- changes in relationships with distributors;
- developments in government reimbursement policies;
- changes in product mix;
- our ability to supply products to meet customer demand;
- fluctuations in manufacturing costs;
- tax incentives;
- currency fluctuations; and
- general economic conditions, as well as those specific to the healthcare industry and related industries.

Due to the variations which Sirona has experienced in its quarterly operating results, it does not believe that period-to-period comparisons of results of operations of Sirona are necessarily meaningful or reliable as indicators of future performance.

Effective Tax Rate

Sirona's effective tax rate may vary significantly from period to period and, as a global enterprise, can be influenced by many factors. These factors include, but are not limited to, changes in the mix of earnings in countries with differing statutory tax rates (including the result of business acquisitions and dispositions), changes in the valuation of deferred tax assets and liabilities, the results of audits and examinations of previously filed tax returns, tax planning initiatives, tax characteristics of income, changes in exchange rates, as well as the timing and deductibility of expenses for tax purposes. The Company's effective tax rate differs from the U.S. federal statutory rate of 35% primarily as a result of lower effective tax rates on certain earnings outside of the Unites States.

The company makes no provision for deferred U.S. income taxes on undistributed foreign earnings because as of September 30, 2011, it remained management's intention to continue to indefinitely reinvest such earnings in foreign operations. The distribution of lower-taxed foreign earnings to the U.S. would generally increase the Company's effective tax rate.

Results of Operations

The table below sets forth Sirona's results of operations for the fiscal periods presented:

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
	$'000 (except per share amounts)		
Revenue	$913,866	$770,276	$713,294
Cost of sales	430,214	371,266	367,152
Gross profit	483,652	399,010	346,142
Operating expenses/(income):			
Selling, general and administrative expense	277,081	235,932	225,351
Research and development	55,530	46,365	40,631
Provision for doubtful accounts and notes receivable	96	271	763
Net other operating (income) and restructuring costs	(10,000)	(11,661)	(5,689)
Operating income	160,945	128,103	85,086
Foreign currency transactions (gain)/loss, net	(5,668)	7,160	(1,248)
Loss/(gain) on derivative instruments	3,302	(6,102)	151
Interest expense, net	3,883	11,043	22,497
Other (income)/expense	(101)	776	405
Income before taxes	159,529	115,226	63,281
Income tax provision	35,744	23,780	9,297
Net income	123,785	91,446	53,984
Less: Net income attributable to noncontrolling interests	1,992	1,457	629
Net income attributable to Sirona Dental Systems, Inc.	$121,793	$ 89,989	$ 53,355
Income per share (attributable to Sirona Dental Systems, Inc. common shareholders):			
- Basic	$ 2.19	$ 1.63	$ 0.97
- Diluted	$ 2.13	$ 1.59	$ 0.96

Fiscal Year Ended September 30, 2011 compared to Fiscal Year Ended September 30, 2010

Revenue

Revenue for the fiscal year ended September 30, 2011 was $913.9 million, an increase of $143.6 million, or 18.6%, as compared with the fiscal year ended September 30, 2010. On a constant currency basis, adjusting for the fluctuations in the U.S. Dollar/Euro exchange rate, total revenue increased by 16.4%. By segment, Imaging Systems increased 26.6% (up 24.8% on a constant currency basis), CAD/CAM Systems increased 17.8% (up 15.9% on a constant currency basis), Treatment Centers increased 13.3% (up 10.2% on a constant currency basis), and Instruments increased 8.5% (up 5.6% on a constant currency basis).

We were able to grow our revenues due to solid demand for our innovative products, and we continue to benefit from our increased global sales and service infrastructure. Our products enable dental professionals to improve their clinical results and to increase the profitability of their practices. Our success at the IDS at the end of March 2011 demonstrated our innovative strength and the breadth of our products.

The increase in Imaging Systems revenues showed in all regions and was driven by strong interest in our 2D and 3D panoramic systems. CAD/CAM Systems revenues were particularly strong in Europe and benefited from a trade-up program in Germany. Treatment Center revenues growth was particularly driven by non European international markets. Instrument revenues were up, benefiting from high-volume projects in several international markets.

Revenue in the U.S. for the fiscal year ended September 30, 2011 was up 6.8% compared to the prior year period. Revenue growth was mainly driven by the Imaging and CAD/CAM segments. Revenue outside the U.S. increased by 24%. On a constant currency basis, adjusting for the fluctuations in the U.S. Dollar/Euro exchange rate, these revenues increased by 20.5%. Revenue growth was particularly strong in Europe, led by Germany, as well as in the Asia-Pacific market.

Revenue growth on a constant currency basis was mainly volume driven. Prices in general remained stable, with the exception of pricing pressure and product mix shifts in the 2D and 3D panoramic imaging product lines.

Cost of Sales

Cost of sales for the fiscal year ended September 30, 2011 was $430.2 million, an increase of $58.9 million, or 15.9%, as compared with the fiscal year ended September 30, 2010. Gross profit as a percentage of revenue was 52.9% compared to 51.8% in the prior year. Cost of sales included amortization and depreciation expense resulting from the step-up to fair values of tangible and intangible assets of $50.5 million as well as non-cash share-based compensation expense of $0.1 million for the fiscal year ended September 30, 2011, compared to amortization and depreciation expense resulting from the step-up to fair values of tangible and intangible assets of $56.1 million and non-cash share-based compensation expense of $0.1 million for the fiscal year ended September 30, 2010. Excluding these amounts, cost of sales as a percentage of revenue was 41.5% for the fiscal year ended September 30, 2011, compared with 40.9% for the fiscal year ended September 30, 2010, and therefore gross profit as a percentage of revenue was 58.5% compared to 59.1% in the prior year.

We use gross profit, excluding the impact of the MDP Transaction, to monitor segment performance. By segment, gross profit increased in fiscal year ended September 30, 2011 compared to fiscal year ended September 30, 2010 as follows: Imaging Systems 23.3%, CAD/CAM Systems 16.3%, Instruments 14.6%, and Treatment Centers 9.9%. The increase in Imaging Systems gross profit was driven by the strong growth in sales of our Orthophos products, which, due to product mix, led to a decrease in the segment gross profit margin. The CAD/CAM segment gross profit increase benefited from strong sales in Europe and a successful trade-up program in Germany. The gross profit margin in this segment was below prior year, mainly driven by product mix. Instruments segment gross profit as well as the gross profit margin benefited from volume increases, mainly in our traditional handpiece product lines. Unit growth in our Treatment Center segment resulted in higher gross profit. The gross profit margin in this segment was below prior year, mainly driven by product mix. For more information see Note 24 to our consolidated financial statements for revenues and gross profit by segment for each of the last three fiscal years.

Selling, General and Administrative

For the fiscal year ended September 30, 2011, SG&A expense was $277.1 million, an increase of $41.1 million, or 17.4%, as compared with the fiscal year ended September 30, 2010. SG&A expense for the fiscal year ended September 30, 2011 included a one-time non-cash compensation charge of $6.6 million as a result of a payment made by certain former shareholders of the Company to the chief executive officer and chief financial officer of the Company. SG&A expense also included amortization and depreciation resulting from the step-up to fair values of tangible and intangible assets of $3.1 million, as well as non-cash share-based compensation expense in the amount of $7.3 million.

SG&A expense for the fiscal year ended September 30, 2010 included $3.3 million of amortization and depreciation resulting from the step-up to fair values of tangible and intangible assets, and $13.3 million of non-cash share-based compensation expense.

Excluding the above amounts, as a percentage of revenue, SG&A expense was 29.2% and 28.5% for the fiscal years ended September 30, 2011 and 2010, respectively. The absolute increase in SG&A expense is mainly driven by investments in sales and service infrastructure in international markets, and expenses in connection with the IDS.

Research and Development

R&D expense for the fiscal year ended September 30, 2011 was $55.5 million, an increase of $9.2 million, or 19.8%, as compared with the fiscal year ended September 30, 2010.

R&D expense included non-cash share-based compensation expense in the amount of $0.2 million each for the fiscal years ended September 30, 2011 and 2010. Excluding this amount, as a percentage of revenue, R&D expense increased to 6.1% for the fiscal year ended September 30, 2011, compared to 6.0% for the fiscal year ended September 30, 2010.

The increase of the absolute R&D expense was primarily driven by the timing of new product launches.

Net Other Operating Income

Net other operating income for the fiscal year ended September 30, 2011 compared to September 30, 2010 was as follows:

	Year ended September 30, 2011	Year ended September 30, 2010
	$ millions	
Income resulting from the amortization of the deferred income related to the Patterson exclusivity payment	$10.0	$10.0
Gain from the release of remaining accrued restructuring costs	—	0.8
Gain from the sale of a subsidiary	—	0.9
	$10.0	**$11.7**

(Gain) /Loss on Foreign Currency Transactions

The gain on foreign currency transactions for the fiscal year ended September 30, 2011 amounted to $5.7 million and compares to a loss of $7.2 million for the fiscal year ended September 30, 2010. The components of these results are as follows:

	Year ended September 30, 2011	Year ended September 30, 2010
	$ millions	
Unrealized non-cash foreign exchange loss from translation adjustment of deferred income related to the Patterson exclusivity payment	$ 0.5	$ 5.7
Unrealized non-cash foreign exchange loss on short-term intra-group loans	1.0	5.1
Gain on other foreign currency transactions	(7.2)	(3.6)
	$(5.7)	**$ 7.2**

Loss/(Gain) on Derivative Instruments

The loss of $3.3 million on derivative instruments for the fiscal year ended September 30, 2011 compared to a gain of $6.1 million for the fiscal year ended September 30, 2010. The components of these results are as follows:

	Year ended September 30, 2011	Year ended September 30, 2010
	$ millions	
Unrealized non-cash loss on foreign currency hedges	$ 3.3	$ 0.3
Unrealized non-cash (gain) on interest swaps	—	(6.4)
	$ 3.3	**$(6.1)**

Interest Expense

Net interest expense for the fiscal year ended September 30, 2011, was $3.9 million, compared to $11.0 million for the fiscal year ended September 30, 2010. This decrease resulted from lower interest rates and lower overall debt levels.

Income Tax Provision

For the fiscal years ended September 30, 2011 and 2010, Sirona recorded a profit before income taxes of $159.5 million and $115.2 million, respectively. The average actual effective tax rate for these years was 22.4% and 20.6%, respectively. The income tax provision for the fiscal years ended September 30, 2011 and 2010 was $35.7 and $23.8 million, respectively.

The 22.4% effective tax rate includes the effects from a one-time non-cash charge, as a result of a payment made in the fourth quarter 2011 by certain former shareholders of the Company to the chief executive officer and chief financial officer of the Company. No Company cash was used for the payment, and the payment is not tax-deductible for the Company. Without consideration of this special item, the effective rate for the fiscal year ended September 30, 2011 was 21.5%.

The company makes no provision for deferred U.S. income taxes on undistributed foreign earnings because as of September 30, 2011, it remained management's intention to continue to indefinitely reinvest such earnings in foreign operations. In making this determination, the Company also evaluates its expected cash requirements in the United States. These earnings relate to ongoing operations and as of September 30, 2011, amounted to approximately $169 million. Because of the availability of U.S. foreign tax credits as well as other factors, it is not practicable to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely.

Net Income

Sirona's net income for the fiscal year ended September 30, 2011 was $123.8 million, an increase of $32.3 million, as compared with the fiscal year ended September 30, 2010. Major influencing factors on net income were the increase in revenues, higher costs resulting from increased sales and service infrastructure, the lower amortization and the one-time non-cash compensation charge resulting from a payment made by certain former shareholders of the Company to the chief executive officer and chief financial officer of the Company. The effective tax rate for fiscal year 2011 was 22.4%, up from 20.6% in fiscal year 2010. Excluding the effects from the one-time non-cash compensation charge, the effective tax rate for the fiscal year 2011 would have been 21.5%.

Fiscal year 2011 net income included amortization and depreciation expense resulting from the step-up to fair values of intangible and tangible assets related to past business combinations (i.e. the Exchange and the MDP Transaction—deal related amortization and depreciation) of $53.6 million ($41.4 million net of tax), unrealized, non-cash foreign currency losses on the deferred income from the Patterson exclusivity payment of $0.5 million ($0.4 million net of tax), losses on the revaluation of short-term intra-group loans of $1.0 million ($0.8 million net of tax), and a one-time non-cash compensation charge of $6.6 million ($6.6 million net of tax).

Sirona's net income for the fiscal year ended September 30, 2010 included deal related amortization and depreciation of assets acquired in past business combinations of $59.5 million ($47.2 million net of tax), currency revaluation losses on the Patterson exclusivity payment of $5.7 million ($4.5 million after tax), a gain on interest swaps of $6.4 million ($5.1 million net of tax), losses on the revaluation of short-term intra-group loans of $5.1 million ($4.0 million net of tax), a gain on the release of the unused restructuring accrual of $0.8 million ($0.6 million net of tax), and a gain on the sale of a subsidiary of $0.9 million ($0.7 million net of tax).

Share-based compensation expense was $7.6 million ($5.9 million net of tax) in fiscal year 2011, compared to $13.6 million ($10.8 million net of tax) in fiscal year 2010.

Fiscal Year Ended September 30, 2010 compared to Fiscal Year Ended September 30, 2009

Revenue

Revenue for the fiscal year ended September 30, 2010 was $770.3 million, an increase of $57.0 million, or 8.0%, as compared with the fiscal year ended September 30, 2009. On a constant currency basis, adjusting for the fluctuations in the U.S. Dollar/Euro exchange rate, total revenue increased by 7.9%. By segment, Imaging Systems increased 11.4% (up 11.3% on a constant currency basis), Instruments increased 7.3% (up 7.1% on a constant currency basis), Treatment Centers increased 6.3% (up 6.1% on a constant currency basis), and CAD/CAM Systems increased 6.1% (up 6.0% on a constant currency basis). We were able to grow our revenues due to the demand for our innovative products, and we continue to benefit from our global sales and service infrastructure. Our products enable dental professionals to improve their clinical results and to increase the profitability of their practices.

Imaging segment revenues increased 11.4%, benefiting from the continued strong demand for digital products. Sales growth was particularly driven by the success of our Galileos 3D panoramic unit helped by the CEREC meets Galileos offering. Instruments segment revenues increased 7.3% and benefited from strong hygiene sales and high volume projects in several non-US markets.

The Treatment Centers segment revenues increased 6.3%. Continued strong Teneo sales as well as larger volume projects in non-US, non-European markets contributed to this development.

Dental CAD/CAM Systems segment revenues grew 6.1%, driven by the continued demand for this technology. The CEREC AC trade-in program for existing CEREC users supported the growth.

Revenue in the U.S. for the fiscal year ended September 30, 2010 was up 8.3% compared to prior year. Revenue growth was mainly driven by the Imaging segment and the success of Galileos. Revenue outside the U.S. increased by 7.9%. On a constant currency basis, adjusting for the fluctuations in the U.S. Dollar/Euro exchange rate, these revenues increased by 7.7%. Revenue growth was particularly strong in the Asia Pacific region and the Middle East. European markets showed solid performance.

Revenue growth on a constant currency basis was mainly volume driven. Prices in general remained stable, with the exception of pricing pressure and product mix shifts in the 2D and 3D panoramic imaging product lines.

Cost of Sales

Cost of sales for the fiscal year ended September 30, 2010 was $371.3 million, an increase of $4.1 million, or 1.1%, as compared with the fiscal year ended September 30, 2009. Gross profit as a percentage of revenue was 51.8% compared to 48.5% in the prior year. Cost of sales included amortization and depreciation expense resulting from the step-up to fair values of tangible and intangible assets of $56.1 million as well as non-cash share-based compensation expense of $0.1 million for the fiscal year ended September 30, 2010, compared to amortization and depreciation expense resulting from the step-up to fair values of tangible and intangible assets of $66.1 million and non-cash share-based compensation expense of $0.3 million for the fiscal year ended September 30, 2009. Excluding these amounts, cost of sales as a percentage of revenue was 40.9% for the fiscal year ended September 30, 2010, compared with 42.2% for the fiscal year ended September 30, 2009, and therefore gross profit as a percentage of revenue was 59.1% compared to 57.8% in the prior year.

By segment, gross profit increased in fiscal year ended September 30, 2010 compared to fiscal year ended September 30, 2009 as follows: Imaging Systems 12.5%, Treatment Centers 12.2%, CAD/CAM Systems 9.4%, and Instruments 9.3%. The increase in Imaging Systems gross profit was driven by the strong growth in sales of our 2D and 3D product lines, which also resulted in an increase in the segment gross profit margin. The Treatment Center segment gross profit and the gross profit margin particularly benefited from favorable product mix, led by strong Teneo sales. The CAD/CAM segment gross profit benefited from the continued demand for our products. A favorable product mix in this segment resulted in an increase in the gross profit margin of this segment. Instruments segment gross profit as well as the gross profit margin benefited from volume increases and strong hygiene product sales. For more information see Note 24 to our consolidated financial statements for revenues and gross profit by segment for each of the last three fiscal years.

Selling, General and Administrative

For the fiscal year ended September 30, 2010, SG&A expense was $235.9 million, an increase of $10.6 million, or 4.7%, as compared with the fiscal year ended September 30, 2009. SG&A expense for the fiscal year ended September 30, 2010 included amortization and depreciation resulting from the step-up to fair values of tangible and intangible assets of $3.3 million as well as non-cash share-based compensation expense in the amount of $13.3 million.

SG&A expense for the fiscal year ended September 30, 2009 included amortization and depreciation resulting from the step-up to fair values of tangible and intangible assets of $4.0 million and $14.9 million of non-cash share-based compensation expense.

Excluding the above amounts, as a percentage of revenue, SG&A expense slightly decreased to 28.5% for the fiscal year ended September 30, 2010 as compared with 28.9% for the fiscal year ended September 30, 2009. The increase in the absolute SG&A expense is mainly driven by investments in sales and service infrastructure in international markets.

Research and Development

R&D expense for the fiscal year ended September 30, 2010 was $46.4 million, an increase of $5.7 million, or 14.1%, as compared with the fiscal year ended September 30, 2009.

R&D expense included non-cash share-based compensation expense in the amount of $0.2 million for the fiscal year ended September 30, 2010, compared with $0.5 million for the fiscal year ended September 30, 2009. Excluding this amount, as a percentage of revenue, R&D expense increased to 6.0% for the fiscal year ended September 30, 2010, compared to 5.6% for the fiscal year ended September 30, 2009.

The increase of the absolute R&D expense was primarily driven by the timing of new product launches.

Net Other Operating Income and Restructuring Costs

Net other operating income for the fiscal year ended September 30, 2010 compared to September 30, 2009 was as follows:

	Year ended September 30, 2010	Year ended September 30, 2009
	$ millions	
Income resulting from the amortization of the deferred income related to the Patterson exclusivity payment	$10.0	$10.0
Gain from the release of remaining accrued restructuring costs	0.8	—
Gain from the sale of a subsidiary	0.9	3.9
Restructuring Costs	—	(8.2)
	$11.7	**$ 5.7**

Restructuring Costs

In the fiscal year ended September 30, 2009, we incurred restructuring costs of $8.2 million included in net other operating income for certain actions to reduce operating costs and thereby to improve the efficiency of our organization. In the fiscal year ended September 30, 2010, we completed our restructuring efforts and released the remaining accrual of $0.8 million, as actual expenses were lower than the estimated restructuring costs.

Loss/(Gain) on Foreign Currency Transactions

The loss on foreign currency transactions for the fiscal year ended September 30, 2010 amounted to $7.2 million compared to a gain of $1.2 million for the fiscal year ended September 30, 2009. The components of these results are as follows:

	Year ended September 30, 2010	Year ended September 30, 2009
	$ millions	
Unrealized non-cash foreign exchange loss/(gain) from translation adjustment of deferred income related to the Patterson exclusivity payment	$ 5.7	$(1.5)
Unrealized non-cash foreign exchange loss/(gain) on short-term intra-group loans	5.1	(1.4)
(Gain)/loss on other foreign currency transactions	(3.6)	1.7
	$ 7.2	**$(1.2)**

For the fiscal year ended September 30, 2009, the gain mainly included realized and unrealized foreign currency gains due to fluctuations of the U.S. Dollar/Euro and Yen/Euro exchange rates.

(Gain)/Loss on Derivative Instruments

The gain of $6.1 million on derivative instruments for the fiscal year ended September 30, 2010 compared to a loss of $0.2 million for the fiscal year ended September 30, 2009. The components of these results are as follows:

	Year ended September 30, 2010	Year ended September 30, 2009
Unrealized non-cash (gain)/loss on foreign currency hedges	$ 0.3	$(3.7)
Unrealized non-cash (gain)/loss on interest swaps	(6.4)	3.9
	$(6.1)	**$ 0.2**

Interest Expense

Net interest expense for the fiscal year ended September 30, 2010, was $11.0 million, compared to $22.5 million for the fiscal year ended September 30, 2009. This decrease resulted from lower interest rates and lower overall debt levels.

Income Tax Provision

For the fiscal years ended September 30, 2010 and 2009, Sirona recorded a profit before income taxes of $115.2 million and $63.3 million, respectively. The average actual effective tax rate for these years was 20.6% and 14.7%, respectively. The income tax provision for the fiscal years ended September 30, 2010 and 2009 was $23.8 and $9.3 million, respectively.

The Company makes no provision for deferred U.S. income taxes on undistributed foreign earnings because as of September 30, 2010, it remained management's intention to continue to indefinitely reinvest such earnings in foreign operations. In making this determination, the Company also evaluates its expected cash requirements in the United States. Given the various tax planning alternatives the Company could employ, it is not practicable to determine the income tax liability that would be payable should the Company decide to repatriate these earnings.

Net Income

Sirona's net income for the fiscal year ended September 30, 2010 was $91.4 million, an increase of $37.5 million, as compared with the fiscal year ended September 30, 2009. Major influencing factors on net income were the increase in revenues, lower costs resulting from the effects of restructuring and other cost-savings initiatives, the lower amortization of assets acquired in past business combinations, partially offset by the increase in the effective tax rate. The effective tax rate for fiscal year 2010 was 20.6%, up from 14.7% in fiscal year 2009.

Fiscal year 2010 net income included amortization and depreciation expense resulting from the step-up to fair values of intangible and tangible assets related to past business combinations (i.e. the Exchange and the MDP Transaction—deal related amortization and depreciation) of $59.5 million ($47.2 million net of tax), unrealized, non-cash foreign currency losses on the deferred income from the Patterson exclusivity payment of $5.7 million ($4.5 million net of tax), losses on the revaluation of short-term intra-group loans of $5.1 million ($4.0 million net of tax), a gain on interest swaps of $6.4 million ($5.1 million net of tax), a gain on the release of the unused restructuring accrual of $0.8 million ($0.6 million net of tax), and a gain on a sale of a subsidiary of $0.9 million ($0.7 million net of tax).

Sirona's net income for the fiscal year ended September 30, 2009 included deal related amortization and depreciation of assets acquired in past business combinations of $70.1 million ($59.8 million net of tax), currency revaluation gains on the Patterson exclusivity payment of $1.5 million ($1.3 million after tax), a loss on interest swaps of $3.9 million ($3.3 million net of tax), a gain on the revaluation of short-term intra-group loans of $1.4 million ($1.2 million net of tax), and a gain on the sale of a subsidiary of $3.9 million ($3.3 million net of tax).

Share-based compensation expense was $13.6 million ($10.8 million net of tax) in fiscal year 2010, compared to $15.7 million ($13.4 million net of tax) in fiscal year 2009.

Liquidity and Capital Resources

Historically, Sirona's principal uses of cash, apart from operating requirements, including research and development expenses, have been for interest payments, debt repayment, and acquisitions. Operating capital expenditures typically are approximately equal to operating depreciation (excluding any effects from the increased amortization and depreciation expense resulting from the step-up to fair values of Sirona's and Schick's assets and liabilities required under purchase accounting). These expenditures may temporarily exceed operating depreciation for larger-scale infrastructure and other investment activities that the Company may undertake from time to time. The Company also uses cash for occasional purchases of treasury shares pursuant to stock repurchase programs. Sirona believes that its operating cash flows and available cash will be sufficient to fund its working capital needs, research and development expenses, and anticipated capital expenditures for the foreseeable future.

Cash and cash equivalents held by our foreign subsidiaries generally are not subject to restrictions prohibiting such amounts from being available in the United States. Undistributed foreign earnings as of September 30, 2011 amounted to approximately $169 million. The distribution of lower-taxed foreign earnings to the United States, however, would generally increase our effective tax rate. It is management's intention to continue to indefinitely reinvest such earnings in foreign operations.

As of November 16, 2011, Sirona fully repaid its obligations under the Prior Senior Facilities Agreement. On that date, the Company entered into a new senior facilities agreement (the "New Senior Facilities Agreement') with Sirona Dental Systems, Inc. and all significant subsidiaries of Sirona as original borrowers and original guarantors. Initial borrowings under the New Senior Facilities Agreement were used to retire the outstanding borrowings under the Company's previous credit facilities. Please see "Long-term debt" within this section and Note 14 to our consolidated financial statements for a complete description of this New Senior Facilities Agreement.

Cash Flow

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Net cash provided by operating activities	$178,853	$175,669	$119,899
Net cash used in investing activities	(78,142)	(23,206)	(15,962)
Net cash used in financing activities	(313)	(73,932)	(78,418)
Increase in cash during the period	$100,398	$ 78,531	$ 25,519

Net Cash Provided by Operating Activities

Net cash provided by operating activities represents net cash from operations, returns on investments, and payments for interest and taxation.

Net cash provided by operating activities was $178.9 million for fiscal year 2011 compared to $175.7 million for fiscal year 2010, and $119.9 million for fiscal year 2009. The primary contributing factors to the cash provided by operating activities in fiscal year 2011 was the increase in operating income, partially offset by the increase in accounts receivable and inventories, which was driven by the overall increase in revenues as well as the expansion of our global sales and service infrastructure, resulting in higher working capital requirements. Net cash provided by operating activities for the fiscal year 2010 was impacted by (i) an increase in operating income; (ii) improvement in working capital; and (iii) lower interest payments, driven by lower interest rates and lower debt. Net cash provided by operating activities for the fiscal year 2009 was impacted by (i) an increase in operating income, partly offset by restructuring costs; (ii) income tax refunds received in the amount of $10.8 million; and (iii) income tax payments, net of refunds, for the fiscal year and for prior years in the amount of $20.6 million.

Net Cash Used in Investing Activities

Net cash used in investing activities represents cash used for capital expenditures in the normal course of operating activities, financial investments, acquisitions and long-lived asset disposals.

Net cash used in investing activities was $78.1 million for the fiscal year ended September 30, 2011, compared to $23.2 million for the fiscal year ended September 30, 2010, and $16.0 million for the fiscal year ended September 30, 2009. The primary uses of the investing cash outflow in fiscal year 2011 were for (i) construction of the Center of Innovation in Germany for $13.2 million, which was opened in September 2011, (ii) acquisition of a development stage entity for $20.8 million, (iii) software developed for sale related to product launches and capital expenditures in the course of normal operating activities. The primary contributors to the investing cash outflow in fiscal year 2010 were (i) capital expenditures and software developed for sale related to product launches, (ii) proceeds from the sale of a manufacturing subsidiary in Italy, and (iii) a subsequent payment resulting from a purchase price adjustment for a manufacturing subsidiary in China. The primary contributors in fiscal year 2009 were (i) investments in special tools and software developed for sale related to product launches, and (ii) proceeds from the sale of a sales and service subsidiary in Spain.

Net Cash Used in Financing Activities

Net cash used in financing activities was $0.3 million for the fiscal year ended September 30, 2011, compared to net cash used in financing activities of $73.9 million for the fiscal year ended September 30, 2010 and net cash used in financing activities of $78.4 million for the fiscal year ended September 30, 2009. Net cash used in financing activities in fiscal year 2011 results from purchase of treasury shares via the Company's Stock Purchase Plan, mostly offset by proceeds and tax-related benefits from exercises of options previously granted in the Company's stock-based compensation activities. Net cash used in financing activities in fiscal year 2010 relates mainly to the early repayment of senior debt that was originally due in November 2010, eight months ahead of schedule. Net cash used in financing activities in fiscal year 2009 related primarily to the early repayment of senior debt that was originally due in November 2009, six months ahead of schedule.

Other Financial Data

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Net income attributable to Sirona Dental Systems, Inc.	$121,793	$ 89,989	$ 53,355
Net interest expense	3,883	11,043	22,497
Provision for income taxes	35,744	23,780	9,297
Depreciation	26,231	21,880	20,110
Amortization	54,941	60,844	71,486
EBITDA	$242,592	$207,536	$176,745

EBITDA is a non-GAAP financial measure that is reconciled to net income, its most directly comparable U.S. GAAP measure, in the accompanying financial tables. EBITDA is defined as net earnings before interest, taxes, depreciation, and amortization. Sirona's management utilizes EBITDA as an operating performance measure in conjunction with U.S. GAAP measures, such as net income and gross margin calculated in conformity with U.S. GAAP. EBITDA should not be considered in isolation or as a substitute for net income prepared in accordance with U.S. GAAP. There are material limitations associated with making the adjustments to Sirona's earnings to calculate EBITDA and using this non-GAAP financial measure. For instance, EBITDA does not include:

- interest expense, and because Sirona has borrowed money in order to finance its operations, interest expense is a necessary element of its costs and ability to generate revenue;
- depreciation and amortization expense, and because Sirona uses capital and intangible assets, depreciation and amortization expense is a necessary element of its costs and ability to generate revenue; and
- tax expense, and because the payment of taxes is part of Sirona's operations, tax expense is a necessary element of costs and impacts Sirona's ability to operate.

In addition, other companies may define EBITDA differently. EBITDA, as well as the other information in this filing, should be read in conjunction with Sirona's consolidated financial statements and footnotes.

In addition to EBITDA, the accompanying financial tables also set forth certain supplementary information that Sirona believes is useful for investors in evaluating Sirona's underlying operations. This supplemental information includes gains/losses recorded in the periods presented which relate to share based compensation, revaluation of the U.S. Dollar-denominated exclusivity payment and borrowings where the functional currency is the Euro, and the one-time non-cash compensation charge resulting from a payment by certain former shareholders of the Company to the chief executive officer and chief financial officer of the Company. Sirona's management believes that these items are either nonrecurring or non-cash in nature, and should be considered by investors in assessing Sirona's financial condition, operating performance and underlying strength.

Sirona's management uses EBITDA together with this supplemental information as an integral part of its reporting and planning processes and as one of the primary measures to, among other things:

(i) monitor and evaluate the performance of Sirona's business operations;

(ii) facilitate management's internal comparisons of the historical operating performance of Sirona's business operations;

(iii) facilitate management's external comparisons of the results of its overall business to the historical operating performance of other companies that may have different capital structures and debt levels;

(iv) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and

(v) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

Sirona's management believes that EBITDA and the supplemental information provided is useful to investors as it provides them with disclosures of Sirona's operating results on the same basis as that used by Sirona's management.

Supplemental Information

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Share-based compensation	$ 7,604	$13,616	$15,726
Unrealized, non-cash loss/(gain) on revaluation of the carrying value of the $-denominated exclusivity fee	499	5,713	(1,482)
Unrealized, non-cash loss/(gain) on revaluation of the carrying value of short-term intra-group loans	1,045	5,108	(1,380)
One-time non-cash compensation charge	6,625	—	—
	$15,773	**$24,437**	**$12,864**

Long-Term Debt

Prior Senior Facilities Agreement

On November 22, 2006, Sirona Dental Systems, Inc. entered into a Senior Facilities Agreement (the "Prior Senior Facilities Agreement") as original guarantor, with all significant subsidiaries of Sirona as original borrowers and original guarantors. Initial borrowings under the Prior Senior Facilities Agreement plus excess cash were used to retire the outstanding borrowings under the Company's previous credit facilities.

The Prior Senior Facilities Agreement included: (1) a term loan A1 in an aggregate principal amount of $150 million (the "tranche A1 term loan") available to Schick Technologies, Inc., a New York company and wholly-owned subsidiary of Sirona ("Schick NY"), as borrower; (2) a term loan A2 in an aggregate principal amount of Euro 275 million (the "tranche A2 term loan") available to Sirona's subsidiary, Sirona Dental Services GmbH, as borrower; and (3) a $150 million revolving credit facility available to Sirona Dental Systems GmbH, Schick NY and Sirona Dental Services GmbH, as initial borrowers. The revolving credit facility was available for borrowing in Euro, U.S. Dollars, Yen or any other freely available currency agreed to by the facility agent. The facilities were made available on an unsecured basis. Subject to certain limitations, each European guarantor guaranteed the performance of each European borrower, except itself, and each U.S. guarantor guarantees the performance of each U.S. borrower, except itself. There were no cross-border guarantees since all guarantees were by entities that have the same functional currency as the currency in which the respective guaranteed borrowing is denominated.

Each of the senior term loans was to be repaid in three annual installments beginning on November 24, 2009 and ending on November 24, 2011. Of the amounts borrowed under the term loan facilities, 15% was due on November 24, 2009, 15% was due on November 24, 2010 and 70% is due on November 24, 2011. The senior debt repayment tranche originally scheduled for November 24, 2009 was prepaid on May 11, 2009 in the amount of $78.6 million, and the senior debt repayment tranche originally scheduled for November 24, 2010 was prepaid on March 31, 2010 in the amount of $78.1 million. The senior debt repayment tranche originally scheduled for November 24, 2011 was repaid on November 16, 2011 in connection with the Company's New Senior Facilities Agreement, discussed below. At the Company's current Debt Cover Ratio, the loans under the Prior Senior Facilities Agreement bore interest of Euribor, for Euro-denominated loans, and Libor for the other loans, plus a margin of 45 basis points for both.

The Prior Senior Facilities Agreement contained a margin ratchet. Pursuant to this provision, which applied from November 24, 2007 onwards, the applicable margin varied between 90 basis points and 45 basis points per annum according to the Company's leverage multiple (i.e. the ratio of consolidated total net debt to consolidated adjusted EBITDA as defined in the Senior Facilities Agreement). Interest rate swaps were established for 66.6%

of the interest until March 2010. These swaps expired on March 31, 2010 and were not renewed. The interest rate swaps fixed the LIBOR or EURIBOR element of interest payable on 66.7% of the principal amount of the loans for defined twelve and thirteen month interest periods over the lifetime of the swaps, respectively. The defined interest rates fixed for each twelve or thirteen month interest period ranged from 3.50% to 5.24%. Settlement of the swaps was required on a quarterly basis.

The Prior Senior Facilities Agreement contained restrictive covenants that limited Sirona's ability to make loans, make investments (including in joint ventures), incur additional indebtedness, make acquisitions or pay dividends, subject to agreed-upon exceptions. The Company has agreed to certain financial debt covenants in relation to the financing. The covenants stipulate that the Company must maintain certain ratios in respect of interest payments and defined earnings measures. If the Company breaches any of the covenants, the loans will be become repayable on demand.

Debt issuance costs of $5.6 million were incurred in relation to the financing in November 2006 and were capitalized as deferred charges and are amortized using the effective interest method over the term of the loan.

New Senior Facilities Agreement

On November 14, 2011, the Company entered into a new senior facilities agreement (the "New Senior Facilities Agreement") with Sirona Dental Systems, Inc. and all significant subsidiaries of Sirona as original borrowers and original guarantors. As of November 16, 2011, Sirona fully repaid its obligations under the Prior Senior Facilities Agreement. Initial borrowings under the New Senior Facilities Agreement were used to retire the outstanding borrowings under the Company's previous credit facilities.

The New Senior Facilities Agreement includes: (1) a term loan in an aggregate principal amount of $75 million (the "Facility A Term Loan") available to Sirona or Schick NY, as borrower; (2) a 120 million Euro revolving credit facility ("Revolving Facility B") available to Sirona Dental Systems GmbH and Sirona Dental Services GmbH, as initial borrowers; and (3) a $100 million revolving credit facility ("Revolving Facility C") available to Sirona or Schick NY, as initial borrowers. The Revolving Facility B is available for borrowing in Euro or any other freely available currency agreed to by the facility agent. The facilities are made available on an unsecured basis. Subject to certain limitations, each European guarantor guarantees the performance of each European borrower, except itself, and each U.S. guarantor guarantees the performance of each U.S. borrower, except itself. There are no cross-border guarantees.

Of the amount borrowed under the Facility A Term Loan, 30% is due on November 16, 2015, and the balance is due on November 16, 2016. The loans under the New Senior Facilities Agreement bear interest of Euribor, for Euro-denominated loans, and Libor for the other loans, plus an initial margin of 160, 85 and 110 basis points for the Facility A Term Loan, Revolving Facility B and Revolving Facility C, respectively.

The New Senior Facilities Agreement contains a margin ratchet. Pursuant to this provision, which will apply from March 31, 2012 onwards, the applicable margin will vary depending on the Company's leverage multiple (i.e. the ratio of consolidated total net debt to consolidated adjusted EBITDA as defined in the new Senior Facilities Agreement) between 160 basis points and 215 basis points for the Facility A Term Loan, 85 basis points and 140 basis points for the Revolving Facility B, and 110 basis points and 165 basis points for the Revolving Facility C.

The New Senior Facilities Agreement contains restrictive covenants that limit Sirona's ability to make loans, to incur additional indebtedness, and to make disposals, subject to agreed-upon exceptions. The Company has agreed to certain financial debt covenants in relation to the financing. The covenants stipulate that the Company must maintain certain ratios in respect of consolidated total net debt to consolidated adjusted EBITDA. If the Company breaches these covenants, the loans will be become repayable on demand.

On November 16, 2011, Sirona entered into 5-year payer interest rate swaps to fully hedge its 3-month LIBOR exposure. The terms of the swap reflect the term structure of the underlying loan. The effective nominal interest rate is expected to be 1.28% plus the applicable margin. Settlement of the swaps is required on a quarterly basis.

Expected debt issuance costs of approximately $2.7 million were incurred in relation to the financing in November 2011 and will be capitalized as deferred charges and amortized using the effective interest method over the term of the loans.

Contractual Obligations and Commercial Commitments

The following table summarizes contractual obligations and commercial commitments as of September 30, 2011.

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			$'000s		
Long-term debt	$368,403	$368,403	$ —	$ —	$ —
Operating lease obligations	53,113	10,637	14,309	8,664	19,503
Pension	25,390	2,304	4,707	4,938	13,441
Purchase commitments	26,059	—	26,059	—	—
Total	$472,965	$381,344	$45,075	$13,602	$32,944

As of November 16, 2011, Sirona fully repaid its obligations under the current Senior Facilities Agreement, which included the long-term debt payments due in less than one year as disclosed above.

Off-Balance Sheet Arrangements

In July 2005, Sirona entered into a sale and leaseback agreement regarding unused land on the Bensheim site of Sirona in Germany. The land was sold for Euro 0.9 million ($1.2 million at the U.S. Dollar/Euro exchange rate of September 30, 2011) to an unrelated property development company, who constructed an office building based on Sirona's specifications on the site. Sirona leases the building from the property development company through a 20-year lease. Rental payments started in April 2007 when the building was ready for occupancy. Under the terms of the lease, rent is fixed at Euro 1.2 million ($1.6 million at the U.S. Dollar/Euro exchange rate of September 30, 2011) per annum until 2013. After 2013, rent is subject to adjustment according to an inflation index. The land remains an asset on Sirona's balance sheet and the building has been accounted for as an operating lease.

Sirona does not have other off-balance sheet financing arrangements other than its derivatives.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires Sirona to make estimates and assumptions that affect amounts reported in its consolidated financial statements and accompanying notes. These estimates and assumptions are evaluated on an ongoing basis based on historical developments, market conditions, industry trends and other information Sirona believes to be reasonable under the circumstances. There can be no assurance that actual results will conform to Sirona's estimates and assumptions, and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in its estimates and assumptions from time to time. The following accounting policies are those that Sirona believes to be the most sensitive to its estimates and assumptions.

Revenue Recognition

In the fiscal year ended September 30, 2011, the Company adopted the new accounting guidance for multiple-deliverable revenue arrangements (ASU 2009-13, *Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force)*. This new guidance establishes a selling price hierarchy for determining the selling price of a deliverable, replaces the term *"fair value"* in the revenue allocation with *"selling price"* to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant, replaces the *"residual method"* of allocation with the *"relative selling-price method*", and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables applying this method, including proportional allocation of any discounts to each deliverable.

In the fiscal year ended September 30, 2011, the Company also adopted the new accounting guidance for revenue arrangements that include both tangible products and software elements (ASU 2009-14, *Certain Revenue Arrangements that Include Software Elements—a consensus of the FASB Emerging Issues Task Force)*. This new guidance removes from the scope of the software revenue recognition guidance in ASC 985-605, *Software Revenue Recognition*, those tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality. In addition, this guidance requires that hardware components of a tangible product containing software components always be excluded from the software revenue recognition guidance as well as provides further guidance on determining which software, if any, relating to the tangible product also would be excluded from the scope of software revenue recognition guidance.

The Company adopted these standards for applicable arrangements that were entered into or materially modified on or after October 1, 2010. Implementation of these standards did not have a material impact on the Company's consolidated financial statements in the period under report and is not expected to significantly affect the timing and pattern of revenue recognition in future periods.

The Company's main revenue stream results from the delivery of dental equipment. The Company also enters into revenue arrangements that consist of multiple deliverables of its product and service offerings. Additionally, certain products, primarily in our CAD/CAM and Imaging segments, may contain embedded software that functions together with the product to deliver the product's essential functionality.

Revenue, net of related discounts and allowances, is recognized when products or equipment have been shipped, when persuasive evidence of the arrangement exists, the price is fixed or determinable, collectability is reasonably assured, title and risk of loss has passed to customers based on the shipping terms, no significant obligations remain, and allowances for discounts, returns, and customer incentives can be reliably estimated. The Company offers discounts to its distributors if certain conditions are met. Discounts and allowances are primarily based on the volume of products purchased or targeted to be purchased by the individual customer or distributor. Discounts are deducted from revenue at the time of sale or when the discount is offered, whichever is later. The Company estimates volume discounts based on the individual customer's historical and estimated future product purchases. Returns of products, excluding warranty related returns, are infrequent and insignificant. Amounts received from customers in advance of product shipment are classified as deferred income until the revenue can be recognized in accordance with the Company's revenue recognition policy.

Services: Service revenue is generally recognized ratably over the contract term as the specified services are performed. Amounts received from customers in advance of rendering of services are classified as deferred income until the revenue can be recognized upon rendering of those services.

Extended Warranties: The Company offers its customers an option to purchase extended warranties on certain products. The Company recognizes revenue on these extended warranty contracts ratably over the life of the contract. The costs associated with these extended warranty contracts are recognized when incurred.

Multiple-Element Arrangements ("MEAs"): Arrangements with customers may include multiple deliverables, including any combination of equipment, services, and extended warranties. The deliverables included in the Company's MEAs are separated into more than one unit of accounting when (i) the delivered equipment has value to the customer on a stand-alone basis, and (ii) delivery of the undelivered service element(s) is probable and substantially in the control of the Company. Based on the new accounting guidance adopted October 1, 2010, arrangement consideration is then allocated to each unit, delivered or undelivered, based on the relative selling price ("RSP") of each unit of accounting based first on vendor-specific objective evidence ("VSOE") if it exists and then based on estimated selling price ("ESP").

VSOE—In most instances, products are sold separately in stand-alone arrangements. Services are also sold separately through renewals of contracts with varying periods. The Company determines VSOE based on its pricing and discounting practices for the specific product or service when sold separately, considering geographical, customer, and other economic or marketing variables, as well as renewal rates or stand-alone prices for the service element(s).

ESP—The estimated selling price represents the price at which the Company would sell a product or service if it were sold on a stand-alone basis. When VSOE does not exist for all elements, the Company determines ESP for the arrangement element based on sales, cost and margin analysis, as well as other inputs based on its pricing practices. Adjustments for other market and Company-specific factors are made as deemed necessary in determining ESP.

After separating the elements into their specific units of accounting, total arrangement consideration is allocated to each unit of accounting according to the nature of the revenue as described above and application of the RSP method. Total recognized revenue is limited to the amount not contingent upon future transactions.

Pensions and 401(k) Plan

The Company has defined benefit and defined contribution pension plans and an early retirement plan.

As of September 30, 2007, the Company adopted the recognition provisions of ASC 715-30, Compensation-Retirement Benefits—Defined Benefit Plans-Pension. Upon adoption, Sirona recognized as an adjustment to accumulated other comprehensive income the funded status of its benefit plans, measured as the difference between the fair value of plan assets and benefit obligations as of September 30, 2007, net of related tax effects. Beginning in fiscal year 2008, Sirona recognizes changes in the funded status of its benefit plans, not yet recognized in the income statement, in other comprehensive income until they are amortized as a component of net periodic benefit cost.

Pension expense is recognized on an accrual basis over the employee's approximate service periods. Defined benefit pension costs are determined by using an actuarial method, which provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience differing from that assumed. Costs relating to changes in the benefit plan as well as the transition obligation are amortized. Disclosure of the components of periodic pension cost is also required. When purchase accounting is applied, pension liabilities are recognized for the projected benefit obligation in excess of plan assets.

The key assumption used in the actuarial calculations for the defined benefit pension plans is the selection of the appropriate discount rate. The discount rate has been selected by reference to market interest rates. The discount rate used reflects the rates available on high quality fixed income investment of appropriate duration at the measurement dates of each year. Fluctuations in market interest rates could impact the amount of pension expense recorded for these plans. The discount rate assumption changed from 4.75% at September 30, 2010 to 5.25% at September 30, 2011, thereby affecting the amount of pension obligation recorded at September 30, 2011.

Plan assets consist of insurance policies with a guaranteed minimum return by the insurance company and an excess profit participation feature for a portion of the benefits. Sirona pays the premiums on the insurance policies but does not manage the investment of the funds; the insurance company makes all decisions on investment of funds, including the allocation to asset groups. The fair value of the plan assets such as equity securities, fixed-income investments, and others is based on the cash surrender values reported by the insurance company.

Contributions made to the defined contribution pension plans and the 401(k) savings plan for U.S. employees are accrued based on the contributions required by the plan.

The Company also has an early retirement plan, Altersteilzeit ("ATZ"), which allows certain German employees who have been accepted into the plan to retire at 60 rather than at the legal retirement age of 67. Eligible employees are those who have attained the age of 55 by calendar year 2009 and have been accepted to participate in the ATZ plan. The ATZ plan can cover a period between the ages of 58 to 63 of the participating employees and is split into an active service period, where the employees work full time for the Company, and an inactive service period, where the employees do not work for the Company. During the active service period, the employees receive 50% of their salary plus a bonus payment equal to 35% of their salary, and the remaining 50% of their salary, plus a bonus payment equal to 35% of their salary is paid during the inactive service period. The Company recognizes the salary component of the ATZ plan over the period from the beginning of the ATZ period to the end of the active service period. The Company recognizes the bonus component over the period from the point at which the employee signs the ATZ contract until the end of the inactive service period.

Income Taxes

Sirona recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Sirona regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance, as necessary, based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax-planning strategies. If Sirona is unable to generate sufficient future taxable income in certain tax jurisdictions, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, it could be required to increase its valuation allowance against its deferred tax assets resulting in an increase in its effective tax rate and an adverse impact on operating results. As of September 30, 2011, Sirona had recorded valuation allowances against its deferred tax assets in the amount of $1.0 million. Further information on income taxes is provided in Note 11 to the consolidated financial statements appearing elsewhere in this report.

Effective at the beginning of fiscal year 2008, the Company adopted the provisions of ASC 740, *Income Taxes*. Further information may be found in Note 11, "Income Taxes" in the Notes to Consolidated Financial Statements of this Form 10-K.

Management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In the event that the Company determines all or part of the net deferred tax assets are not realizable in the future, the Company will make an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of ASC 740 and other complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on the Company's financial condition and operating results.

Impairment of Long-Lived and Finite-Lived Assets

Sirona assesses all its long-lived assets for impairment whenever events or circumstances indicate their carrying value may not be recoverable. Sirona's management assesses whether there has been an impairment by comparing anticipated undiscounted future cash flows from operating activities with the carrying value of the asset. The factors considered by Sirona's management in this assessment include operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors. If an impairment is deemed to exist, management records an impairment charge equal to the excess of the carrying value over the fair value of the impaired assets. This could result in a material charge to earnings.

Impairment of Indefinite-Lived Assets

Under its current accounting policies, Sirona tests goodwill for impairment annually on September 30 by comparing the fair value of its reporting units to their carrying values. We regard our reporting units to be our operating segments (Dental CAD/CAM Systems, Imaging Systems, Treatment Centers, and Instruments). Goodwill has been allocated to reporting units for impairment testing. Goodwill may be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. If the carrying amount of a reporting unit exceeds its fair value, additional steps, including an allocation of the estimated fair value to the assets and liabilities of the reporting unit, would be necessary to determine the amount, if any, of goodwill impairment. In this second step, a fair value exercise similar to a business combination would be performed where the individual identifiable assets and liabilities of the reporting unit are valued at fair value with the difference between the fair value of the reporting unit being the implied fair value of goodwill. The Company uses a discounted future cash flow model to estimate reporting unit fair value. Significant assumptions in our discounted cash flow model include discount rate, revenue and profit margin growth and terminal growth rates. Although we believe our judgments, estimates and assumptions used in determining fair value are reasonable, making material changes to such judgments, estimates and/or assumptions could materially affect such impairment analyses and our financial results.

Sirona evaluates trademarks, which are considered indefinite-lived intangible assets, and in-process research and development ("IPR&D"), which are considered indefinite-lived intangible assets until the associated projects are completed, for impairment at least annually or whenever events or circumstances indicate their carrying value might be impaired. In performing this assessment, Sirona's management considers operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors. The carrying value of trademarks and IPR&D is considered impaired when their carrying value exceeds their fair market value. In such an event, an impairment loss is recognized equal to the amount of that excess. Key assumptions in determining fair value include using the projected cash flows discounted at a rate commensurate with the risk involved.

Recent Accounting Pronouncements Not Yet Adopted

Please see Note 3 to our consolidated financial statements in "Item 8, Financial Statements and Supplementary Data."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sirona's primary market risk exposure is interest rate risk associated with short and long-term bank loans bearing variable interest rates. To manage this interest rate risk exposure, Sirona entered into interest rate swap agreements, all of which expired on March 31, 2010 and were not renewed. Sirona is also exposed to foreign currency risk, which can adversely affect our sales and operating profits. To manage this risk, Sirona enters into forward exchange contracts.

The following discussion should be read in conjunction with Notes 2, 13, and 14 to Sirona's audited consolidated financial statements appearing elsewhere in this report, which provide further information on Sirona's derivative instruments.

Interest Rate Sensitivity

To reduce the exposure associated with Sirona's variable rate debt, Sirona entered into interest rate swap agreements in 2006 that limit the variable rate for a substantial portion of the debt terms (i.e. through March 2010). These interest rate swap agreements expired on March 31, 2010 and were not renewed. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Long-term debt" for further details.

A hypothetical, instantaneous increase of one percentage point in the interest rates applicable to the variable interest rate debt would have increased the interest expense for the fiscal years ended September 30, 2011 and 2010, by approximately $3.8 million and $2.5 million, respectively.

The following table presents the interest rates and scheduled maturities of principal by fiscal year for our outstanding variable-rate indebtedness as of September 30, 2011:

As of September 30, 2011	Expected Maturity Date							
	Fiscal Year							
	2012	2013	2014	2015	2016	Beyond 2017	Total	Fair Value
					$'000s			
Instruments sensitive to interest rate risk								
(1) Variable-rate debt (U.S. dollar)	$105,000	$—	—	—	—	—	$105,000	$105,000
Actual interest rate of 0.69% per annum as of September 30, 2011								
(2) Variable-rate debt (Euro, held by subsidiaries with Euro as functional currency)	259,817	—	—	—	—	—	259,817	259,817
Actual interest rate of 1.81% per annum as of September 30, 2011								
Total instruments sensitive to interest rate risk	**$364,817**	**$—**	**—**	**—**	**—**	**—**	**$364,817**	**$364,817**

Exchange Rate Sensitivity

The Euro is the functional currency for the majority of Sirona's subsidiaries, including its German operations, which are the primary sales and manufacturing operations of Sirona. Sales from other Sirona operations are denominated in various foreign currencies. Sales in Euro, U.S. Dollar and other currencies represented 47.3%, 33.1% and 19.6%, respectively, of total sales for fiscal year 2011. In order to hedge portions of the transactional exposure to fluctuations in exchange rates between the U.S. Dollar and the Euro, based on forecasted and firmly committed cash flows, Sirona enters into forward foreign currency (different from functional currency) contracts. These forward foreign currency contracts are intended to protect Sirona against the short-term effects of changes in the exchange rates. Sirona does not apply hedge accounting to these forward foreign currency contracts.

A significant portion of our senior term loan is denominated in Euro. The Euro-denominated part of the senior term loan was granted to one of our German subsidiaries, whose functional currency is the Euro. Accordingly, the Company does not consider this facility to be a foreign currency risk sensitive instrument.

The table below provides information, as of September 30, 2011, about receivables and derivative financial instruments by functional currency and presents such information in U.S. Dollars, which is Sirona's reporting currency. The table summarizes information only for those instruments and transactions that are sensitive to foreign currency exchange rates. The estimated fair value of receivables is considered to approximate their carrying value because receivables have a short maturity. A receivable denominated in Euro held by subsidiaries whose functional currency is the Euro is not sensitive to exchange rate changes. The table below includes only those Euro receivables held by subsidiaries with non-Euro functional currencies. Likewise, a receivable denominated in U.S. Dollars held by entities whose functional currency is the U.S. Dollar is not sensitive to exchange rate changes. The table below includes only those U.S. Dollar receivables held by subsidiaries with non-U.S. Dollar functional currencies. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

As of September 30, 2011	**Expected Maturity Date**							
	Fiscal Year							
	2012	**2013**	**2014**	**2015**	**2016**	**Beyond 2017**	**Total**	**Fair Value**
					$'000s			
Instruments sensitive to exchange rate risk (all held by subsidiaries with functional currencies other than those stated below)								
Receivables (grouped by transactional currency):								
U.S. Dollar	$21,533	$—	—	—	—	—	$21,533	$21,533
Japanese Yen	23,538	—	—	—	—	—	23,538	23,538
Australian Dollar	4,824	—	—	—	—	—	4,824	4,824
Euro	471	—	—	—	—	—	471	471
Swiss Francs	51	—	—	—	—	—	51	51
Korean Won	4,981	—	—	—	—	—	4,981	4,981
Russian Ruble	2,721	—	—	—	—	—	2,721	2,721
Turkish Lira	439	—	—	—	—	—	439	439
Brazilian Real	1,498	—	—	—	—	—	1,498	1,498
Thai Bhat	5	—	—	—	—	—	5	5
Total receivables sensitive to exchange rate risk	**$60,061**	**$—**	**—**	**—**	**—**	**—**	**$60,061**	**$60,061**
Forward Exchange Contracts:								
U.S. Dollar short / Euro long	$27,587						$27,587	$ (1,528)
Australian Dollar short / Euro long	4,619						4,619	30
Japanese Yen short / Euro long	5,842						5,842	(209)
Total U.S. Dollar notional amount	**$38,048**	**—**	**—**	**—**	**—**	**—**	**$38,048**	**$ (1,707)**
Average contract exchange rate (all contracts) *U.S. Dollar/Euro*	$1.4074	—	—	—	—	—	—	—

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is included as a separate section of this Annual Report on Form 10-K, beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of September 30, 2011. Based upon this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2011, the Company's disclosure controls and procedures are effective. Our disclosure controls and procedures are designed to ensure that information relating to the Company, including our consolidated subsidiaries, that is required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Commission's rules and forms, and is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Based on our assessment, management believes that, as of September 30, 2011, our internal control over financial reporting is effective based on those criteria.

The independent registered public accounting firm, which audited the Company's financial statements included in this
Form 10-K, has issued an attestation report on the Company's internal control over financial reporting. Please see attestation report on page F-3.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended September 30, 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item not set forth herein is incorporated by reference to the proxy statement for our 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before January 28, 2012.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item not set forth herein is incorporated by reference to the proxy statement for our 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before January 28, 2012.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item not set forth herein is incorporated by reference to the proxy statement for our 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before January 28, 2012.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item not set forth herein is incorporated by reference to the proxy statement for our 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before January 28, 2012.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item not set forth herein is incorporated by reference to the proxy statement for our 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission on or before January 28, 2012.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements, See Index to Financial Statements on Page F-1

(b) The following Exhibits are included in this report:

Exhibit No.	Item Title
2.1	Exchange Agreement, by and among Sirona Holdings Luxco S.C.A, Blitz 05-118 GmbH and Schick Technologies, Inc., dated September 25, 2005 (incorporated by reference to Exhibit 99.1 to Form 8-K, filed on September 26, 2005)
2.2	Amendment No. 1 to Exchange Agreement, dated May 11, 2006 (incorporated by reference to Exhibit 99.1 to Form 8-K, filed on May 16, 2006)
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.2 to Form 8-K filed on June 20, 2006)
3.3	Bylaws of the Company effective as of September 20, 2010 (incorporated by reference to Exhibit 3.2 to Form 8-K, filed on September 23, 2010)
4.1	Form of Common Stock certificate of the Company (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-3, File No. 333-153092, filed on August 20, 2008)
10.1	1996 Employee Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K, filed on July 13, 2001)†
10.2	Amendment to 1996 Employee Stock Option Plan (incorporated by reference to the Company's definitive proxy statement on Schedule 14A, filed on May 16, 2006)†
10.3	1997 Stock Option Plan for Non-Employee Directors, as amended (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K, filed on June 18, 2003)†
10.4	Sirona Dental Systems, Inc. Equity Incentive Plan (incorporated by reference to the Company's definitive proxy statement on Schedule 14A, filed on January 26, 2007)†
10.5	Form of Stock Option Notice under Sirona Dental Systems, Inc. Equity Incentive Plan (incorporated by reference to Form 8-K filed on February 28, 2007)†
10.6	Distributorship Agreement, dated April 6, 2000, by and between Schick Technologies, Inc. and Patterson Dental Company (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K, filed on June 29, 2000)**
10.7	Amendment No. 1 to Distributorship Agreement, dated July 1, 2005 by and between Schick Technologies, Inc. and Patterson Dental Company (incorporated by reference to Exhibit 10.1 to Form 10-Q/A, filed on March 24, 2006)**
10.8	Consulting and Non-Competition Agreement between Schick Technologies, Inc. and David B. Schick, dated May 7, 2004 (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K, filed on June 25, 2004)
10.9	Transaction Services Agreement by and between Blitz F04-506 GmbH, Sirona Dental Services GmbH & Co KG, Sirona Dental Systems GmbH, MDP IV Offshore GP, LP and Harry M. Jansen Kraemer, Jr., dated July 6, 2005 (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K, filed on December 11, 2006)
10.10	Registration Agreement between the Company and Luxco, dated as of June 20, 2006 (incorporated by reference to Form 8-K filed on June 20, 2006)

10.11	Employment Agreement between the Company and Jeffrey T. Slovin, dated as of June 20, 2006 (incorporated by reference to Form 8-K filed on June 14, 2006)†
10.12	Employment Agreement between the Company and Michael Stone, dated as of June 20, 2006 (incorporated by reference to Form 8-K filed on June 14, 2006)†
10.13	Transition and Severance Agreement between the Company and Zvi Raskin, dated as of June 14, 2006 (incorporated by reference to Form 8-K filed on June 20, 2006)†
10.14	Employment Agreement between Sirona Beteiligungs- und Verwaltungsgesellschaft mbH (represented by its shareholder Sirona Dental Systems SARL) and Jost Fischer, dated as of January 25, 2002 (incorporated by reference to Exhibit 10.5 to Form 10-Q, filed on August 9, 2006)†
10.15	Employment Agreement between Sirona Beteiligungs- und Verwaltungsgesellschaft mbH (represented by its shareholder Sirona Dental Systems SARL) and Simone Blank, dated as of June 27, 2001 (incorporated by reference to Exhibit 10.6 to Form 10-Q, filed on August 9, 2006)†
10.16	Consolidated and Restated Amendment to Distributorship Agreement between Sirona Dental Systems GmbH and Patterson Companies, Inc. (incorporated by reference to Exhibit 10.8 to Form 10-Q, filed on August 9, 2006)**
10.17	Senior Facilities Agreement (incorporating amendments made on December 5, 2006 and January 19, 2007) among Sirona Dental Systems, Inc., Schick Technologies, Inc., Sirona Dental Systems GmbH, Sirona Dental Services GmbH, Sirona Dental Systems LLC, Sirona Holding GmbH, Sirona Immobilien GmbH, J.P. Morgan PLC, UBS Limited, JPMorgan Chase Bank, N.A., and J.P. Morgan Europe Limited, dated November 22, 2006 (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed May 10, 2007)
10.18	Description of the Sirona Dental Systems, Inc. EVA Plan†
10.19	Employment Agreement between Schick Technologies, Inc. and Jeffrey T. Slovin, dated June 9, 2004 (superseded by the employment agreement dated June 20, 2006 (the "2006 employment agreement") incorporated by reference as Exhibit 10.10 to this Form 10-K, except for the bonus information contained in Section IV referenced in the 2006 employment agreement)†
10.20	Company's 2008 Executive Bonus Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed on May 8, 2008)†
10.21	Company's 2009 Executive Bonus Plan (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K, filed on December 4, 2008)†
10.22	Amended and Restated Service Agreement between Sirona Dental GmbH, the Company and Jost Fischer, dated as of December 2, 2008 (superseding an Executive Service Agreement between Sirona Dental GmbH and Jost Fischer, dated as of October 10, 2007, which superseded the Employment Agreement between Sirona Beteiligungs- und Verwaltungsgesellschaft mbH (represented by its shareholder Sirona Dental Systems SARL) and Jost Fischer, dated as of January 25, 2002) (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K, filed on December 4, 2008)†
10.23	Amended and Restated Service Agreement between Sirona Dental GmbH, the Company and Simone Blank, dated as of December 2, 2008 (superseding an Executive Service Agreement between Sirona Dental GmbH and Simone Blank, dated as of October 1, 2007, which superseded the Employment Agreement between Sirona Beteiligungs- und Verwaltungsgesellschaft mbH (represented by its shareholder Sirona Dental Systems SARL) and Simone Blank, dated as of June 27, 2001) (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K, filed on December 4, 2008)†

10.24	Amendment to Employment Agreement, dated as of December 2, 2008, between the Company and Jeffrey T. Slovin (amending the Employment Agreement between the Company and Jeffrey T. Slovin, dated as of June 14, 2006 and superseding the Employment Agreement between the Company and Jeffrey T. Slovin dated as of June 9, 2004) (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, filed on December 4, 2008)†
10.25	Sirona Dental Systems, Inc. Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to Form 8-K, filed March 3, 2009)†
10.26	Schick Technologies, Inc. 1996 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.2 to Form 8-K, filed March 3, 2009)†
10.27	Renewal Letter Agreement, dated as of May 4, 2009, between Sirona Dental Services GmbH, a corporation organized under the laws of Germany ("Sirona GmbH") and Sirona Holdings Luxco S.C.A., a société en commandite par actions organized under the laws of the Grand Duchy of Luxembourg ("Luxco"), to the Advisory Services Agreement dated October 1, 2005 between Sirona GmbH and Luxco, together with the Assignment and Assumption Agreement dated May 4, 2009 among Sirona GmbH, Sirona Dental Systems, Inc. and Luxco (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed May 5, 2009)
10.28	Form of Restricted Stock Unit Agreement for December 8, 2009 restricted stock unit grants (incorporated by reference to Exhibit 10.1 to Form 8-K, filed December 11, 2009)†
10.29	Amendment to Distributorship Agreement, dated May 5, 2010, by and between Schick Technologies, Inc. and Patterson Companies, Inc. (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed May 5, 2010)**
10.30	Amendment No. 2 to Amended and Restated Employment Agreement, dated as of September 20, 2010, between the Company and Jeffrey T. Slovin (amending the Employment Agreement between the Company and Jeffrey T. Slovin, dated as of June 14, 2006) (incorporated by reference to Exhibit 10.1 to Form 8-K, filed September 23, 2010)†
10.31	Employment Agreement, dated as of September 13, 2007, as amended on October 15, 2008, by and between Sirona Dental GmbH and Walter Petersohn (incorporated by reference to Exhibit 10.1 to Form 8-K, filed September 23, 2010)†
10.32	Supplement Agreement to Service Agreement between Sirona Dental GmbH, the Company and Jost Fischer, dated as of November 15, 2010, as amended by the Amended and Restated Service Agreement between Sirona Dental GmbH, the Company and Jost Fischer, dated as of December 2, 2008 (incorporated by reference to Exhibit 10.32 to Form 10-K, filed November 18, 2010)†**
10.33	Supplement Agreement to Service Agreement between Sirona Dental GmbH, the Company and Simone Blank, dated as of November 15, 2010, as amended by the Amended and Restated Service Agreement between Sirona Dental GmbH, the Company and Simone Blank, dated as of December 2, 2008 (incorporated by reference to Exhibit 10.33 to Form 10-K, filed November 18, 2010)†**
10.34	Amendment to Consolidated and Restated Amendment to Distributorship Agreement, dated May 3, 2011, between Patterson Companies. Inc. and Sirona Dental Systems GMBH (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed May 6, 2011)**
10.35	Senior Facilities Agreement between, among others, Sirona Dental Systems, Inc., Schick Technologies, Inc., Sirona Dental Systems, LLC, Sirona Dental Services GmbH, Sirona Dental Systems GmbH, Sirona Immobilien GmbH, Sirona Technologie GmbH & Co. KG, JPMorgan Limited, UniCredit Bank AG and J.P. Morgan Europe Limited, dated November 14, 2011 (incorporated by reference to Exhibit 10.35 to Form 8-K, filed November 18, 2011)
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K, filed on June 25, 2004)

16.1	Letter from Grant Thornton LLP to the Securities and Exchange Commission confirming statements made about it by Company in connection with changes to the Company's certifying accountant (incorporated by reference to Exhibit 16.1 to Form 8-K, filed June 26, 2006)
21.1	List of Subsidiaries of Company*
23.1	Consent of Independent Registered Public Accounting Firm*
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Section 1350 Certification of Chief Executive Officer*
32.2	Section 1350 Certification of Chief Financial Officer*
101.INS	XBRL Instance Document***
101.SCH	XBRL Taxonomy Extension Schema Document***
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document***
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document***
101.LAB	XBRL Taxonomy Labels Linkbase Document***
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document***

† Compensatory plan or arrangement
* Filed herewith
** Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.
*** Attached as Exhibit 101 to this report are the following documents formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of September 30, 2011 and 2010, (ii) Consolidated Statements of Income for the years ended September 30, 2011, 2010 and 2009, (iii) Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended September 30, 2011, 2010 and 2009, (iv) Consolidated Statements of Cash Flows for the years ended September 30, 2011, 2010 and 2009, and (v) Notes to Consolidated Condensed Financial Statements. Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 21, 2011

SIRONA DENTAL SYSTEMS, INC.

By: /s/ Jost Fischer

Chairman and Chief Executive Officer

Jost Fischer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ JOST FISCHER Jost Fischer	Chairman of the Board and Director and Chief Executive Officer (Principal Executive Officer)	November 21, 2011
/s/ SIMONE BLANK Simone Blank	Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	November 21, 2011
/s/ NICHOLAS W. ALEXOS Nicholas W. Alexos	Director	November 21, 2011
/s/ DAVID BEECKEN David Beecken	Director	November 21, 2011
/s/ WILLIAM K. HOOD William K. Hood	Director	November 21, 2011
/s/ ARTHUR D. KOWALOFF Arthur D. Kowaloff	Director	November 21, 2011
/s/ THOMAS JETTER Thomas Jetter	Director	November 21, 2011
/s/ HARRY M. JANSEN KRAEMER, JR. Harry M. Jansen Kraemer, Jr.	Director	November 21, 2011
/s/ TIMOTHY D. SHEEHAN Timothy D. Sheehan	Director	November 21, 2011
/s/ JEFFREY T. SLOVIN Jeffrey T. Slovin	President and Director	November 21, 2011
/s/ TIMOTHY P. SULLIVAN Timothy P. Sullivan	Director	November 21, 2011

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF SIRONA DENTAL SYSTEMS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Sirona Dental Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Sirona Dental Systems, Inc. and subsidiaries as of September 30, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sirona Dental Systems, Inc. and subsidiaries as of September 30, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2011 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sirona Dental Systems, Inc.'s internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 21, 2011 expressed an unqualified opinion on the effectiveness of Sirona Dental Systems, Inc.'s internal control over financial reporting.

KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt, Germany
November 21, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Sirona Dental Systems, Inc.:

We have audited Sirona Dental Systems, Inc.'s internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sirona Dental Systems, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sirona Dental Systems, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sirona Dental Systems, Inc. and subsidiaries as of September 30, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2011, and our report dated November 21, 2011 expressed an unqualified opinion on those financial statements.

KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt, Germany
November 21, 2011

SIRONA DENTAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	Financial Statement Notes	September 30, 2011	September 30, 2010
		$'000s (except per share amounts)	
ASSETS			
Current assets			
Cash and cash equivalents		$ 345,859	$ 251,767
Restricted cash		—	703
Accounts receivable, net of allowance for doubtful accounts of $1,868 and $1,681, respectively	7	97,853	82,952
Inventories, net	8	93,028	74,027
Deferred tax assets	11	25,014	20,570
Prepaid expenses and other current assets		15,477	24,139
Income tax receivable	11	4,193	3,533
Total current assets		**581,424**	**457,691**
Property, plant and equipment, net of accumulated depreciation and amortization of $111,832 and $90,713, respectively	9	131,044	102,686
Goodwill	10	653,799	656,465
Investments		2,453	2,317
Restricted cash		655	—
Intangible assets, net of accumulated amortization of $412,428 and $371,303, respectively	10	346,442	362,722
Other non-current assets		2,884	2,229
Deferred tax assets	11	7,427	8,827
Total assets		**$1,726,128**	**$1,592,937**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Trade accounts payable		$ 48,697	$ 42,737
Short-term debt and current portion of long-term debt	13	368,403	2,935
Income taxes payable	11	6,811	7,748
Deferred tax liabilities	11	1,108	1,456
Accrued liabilities and deferred income	12	110,207	105,209
Total current liabilities		**535,226**	**160,085**
Long-term debt	14	—	367,801
Deferred tax liabilities	11	138,327	138,190
Other non-current liabilities		16,978	6,556
Pension related provisions	20	49,677	52,672
Deferred income	15	50,000	60,000
Total liabilities		**790,208**	**785,304**
Shareholders' equity			
Preferred stock ($0.01 par value; 5,000,000 shares authorized; none issued and outstanding)		—	—
Common stock ($0.01 par value; 95,000,000 shares authorized;			
56,292,420 shares issued and 55,815,323 shares outstanding at Sept. 30, 2011; 55,333,304 shares issued and 55,305,581 shares outstanding at Sept. 30, 2010		563	553
Additional paid-in capital		685,617	652,698
Treasury stock (at cost) 477,097 shares held at cost at Sept. 30, 2011; 27,723 shares held at cost at Sept. 30, 2010		(19,749)	(284)
Excess of purchase price over predecessor basis		(49,103)	(49,103)
Retained earnings		303,639	181,846
Accumulated other comprehensive income	6	11,309	19,701
Total Sirona Dental Systems, Inc. shareholders' equity		**932,276**	**805,411**
Noncontrolling interests		3,644	2,222
Total shareholders' equity		**935,920**	**807,633**
Total liabilities and shareholders' equity		**$1,726,128**	**$1,592,937**

The accompanying notes are an integral part of these financial statements.

SIRONA DENTAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Financial Statement Notes	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s (except per share amounts)		
Revenue		**$ 913,866**	**$ 770,276**	**$ 713,294**
Cost of sales		430,214	371,266	367,152
Gross profit		**483,652**	**399,010**	**346,142**
Selling, general and administrative expense		277,081	235,932	225,351
Research and development		55,530	46,365	40,631
Provision for doubtful accounts and notes receivable		96	271	763
Net other operating (income) and restructuring costs	21	(10,000)	(11,661)	(5,689)
Operating income		**160,945**	**128,103**	**85,086**
(Gain)/Loss on foreign currency transactions, net		(5,668)	7,160	(1,248)
Loss/(gain) on derivative instruments	22	3,302	(6,102)	151
Interest expense, net	19	3,883	11,043	22,497
Other (income)/expense		(101)	776	405
Income before taxes		**159,529**	**115,226**	**63,281**
Income tax provision	11	35,744	23,780	9,297
Net income		123,785	91,446	53,984
Less: Net income attributable to noncontrolling interests		1,992	1,457	629
Net income attributable to Sirona Dental Systems, Inc.		**$ 121,793**	**$ 89,989**	**$ 53,355**
Income per share (attributable to Sirona Dental Systems, Inc. common shareholders):	16			
- Basic		$ 2.19	$ 1.63	$ 0.97
- Diluted		$ 2.13	$ 1.59	$ 0.96
Weighted average shares—basic		55,735,422	55,146,180	54,879,417
Weighted average shares—diluted		57,292,996	56,616,086	55,397,614

The accompanying notes are an integral part of these financial statements.

SIRONA DENTAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Sirona Dental Systems, Inc. Shareholders									
	Common share capital	Number of common shares issued and outstanding	Additional paid-in capital	Treasury stock	Excess of purchase price over predecessor basis	Retained earnings	Accumulated other comprehensive income	Total Sirona Dental Systems, Inc. Shareholders	Noncontrolling interests	Total
	$'000s (except for amount of common shares issued)									
Balances as of September 30, 2008	**$549**	54,865,995	**$620,732**	**$ —**	**$(49,103)**	**$ 38,502**	**$ 49,663**	**$660,343**	**$ 626**	**$660,969**
Issuance of common stock upon exercise of options	1	106,759	531		—	—	—	532		532
Purchase of treasury stock (at cost)		(27,723)		(284)				(284)		(284)
Stock compensation	—		15,726		—	—	—	15,726		15,726
Tax benefit of stock options exercised	—		275		—	—	—	275		275
Comprehensive income:										
Net income	—		—		—	53,355	—	53,355	629	53,984
Cumulative translation adjustment	—		—		—	—	14,252	14,252	62	14,314
Unrecognized elements of pension cost, net of tax	—		—		—	—	(761)	(761)		(761)
Total comprehensive income	—		—	—	—	53,355	13,491	66,846	691	67,537
Balances as of September 30, 2009	**$550**	54,945,031	**$637,264**	**$ (284)**	**(49,103)**	**$ 91,857**	**$ 63,154**	**$743,438**	**$1,317**	**$744,755**
Issuance of common stock upon exercise of options	3	360,550	4,097		—	—	—	4,100		4,100
Stock compensation	—		13,616		—	—	—	13,616		13,616
Tax benefit of stock options exercised	—		(1,382)		—	—	—	(1,382)		(1,382)
Purchase of shares from noncontrolling interest			(897)					(897)	(622)	(1,519)
Comprehensive income:										
Net income	—		—		—	89,989	—	89,989	1,457	91,446
Cumulative translation adjustment	—		—		—		(39,313)	(39,313)	70	(39,243)
Unrecognized elements of pension cost, net of tax	—		—		—	—	(4,140)	(4,140)		(4,140)
Total comprehensive income	—		—	—	—	89,989	(43,453)	46,536	1,527	48,063
Balances as of September 30, 2010	**$553**	55,305,581	**$652,698**	**$ (284)**	**(49,103)**	**$181,846**	**$ 19,701**	**$805,411**	**$2,222**	**$807,633**
Issuance of common stock upon exercise of options	10	959,116	11,138		—	—	—	11,148		11,148
Purchase of treasury stock (at cost)		(449,374)		(19,465)				(19,465)		(19,465)
Stock compensation	—		7,604		—	—	—	7,604		7,604
Tax benefit of stock options exercised	—		7,552		—	—	—	7,552		7,552
Compensation charge paid by shareholders (Note 25)			6,625					6,625		6,625
Dividend distribution to noncontrolling interest									(487)	(487)
Comprehensive income:										
Net income	—		—		—	121,793	—	121,793	1,992	123,785
Cumulative translation adjustment	—		—		—		(10,803)	(10,803)	(83)	(10,886)
Unrecognized elements of pension cost, net of tax	—		—		—	—	2,411	2,411	—	2,411
Total comprehensive income	—		—	—	—	121,793	(8,392)	113,401	1,909	115,310
Balances as of September 30, 2011	**$563**	55,815,323	**$685,617**	**$(19,749)**	**(49,103)**	**$303,639**	**$ 11,309**	**$932,276**	**$3,644**	**$935,920**

The accompanying notes are an integral part of these financial statements.

SIRONA DENTAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Cash flows from operating activities			
Net income	**$123,785**	**$ 91,446**	**$ 53,984**
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	81,173	82,724	91,596
Compensation charge paid by shareholders (Note 25)	6,625	—	—
Loss on disposal of property, plant and equipment	—	1	193
Loss/(gain) on derivative instruments	3,302	(6,102)	151
(Gain)/loss on foreign currency transactions	(5,668)	7,160	(1,248)
Deferred income taxes	(17,173)	(21,463)	(21,862)
Amortization of debt issuance cost	587	1,016	1,188
Share-based compensation expense	7,604	13,616	15,726
Changes in assets and liabilities			
Accounts receivable	(14,202)	8,800	(18,776)
Inventories	(19,542)	(2,541)	4,247
Prepaid expenses and other current assets	8,861	5,532	2,211
Restricted cash	20	134	51
Other non-current assets	(453)	(9,097)	(79)
Trade accounts payable	6,191	6,076	(7,896)
Accrued interest on long-term debt	—	(158)	(4,441)
Accrued liabilities and deferred income	2,566	2,816	(2,576)
Other non-current liabilities	(2,997)	(7,840)	(1,247)
Income taxes receivable	(697)	265	8,192
Income taxes payable	(1,129)	3,284	485
Net cash provided by operating activities	**$178,853**	**$175,669**	**$119,899**
Cash flows from investing activities			
Investment in property, plant and equipment	(56,958)	(23,963)	(20,974)
Proceeds from sale of property, plant and equipment	—	255	350
Purchase of intangible assets	(203)	(851)	(168)
Purchase of long-term investments	(145)	(575)	(155)
Acquisition of business, net of cash acquired	(20,836)	—	—
Sale of business, net of cash sold	—	1,928	4,985
Net cash used in investing activities	**$ (78,142)**	**$ (23,206)**	**$ (15,962)**

The accompanying notes are an integral part of these financial statements.

SIRONA DENTAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Cash flows from financing activities			
Repayments of short-term and long-term debt	$ —	$ (78,072)	$ (78,928)
Purchase of treasury stock	(19,465)	—	(284)
Purchase of shares from noncontrolling interest	—	(1,519)	—
Dividend distributions to noncontrolling interest	(487)	—	—
Common shares issued under share based compensation plans	11,138	4,097	531
Tax effect of common shares exercised under share based compensation plans	8,501	1,562	263
Net cash used in financing activities	**$ (313)**	**$ (73,932)**	**$ (78,418)**
Change in cash and cash equivalents	100,398	78,531	25,519
Effect of exchange rate change on cash and cash equivalents	(6,306)	(7,862)	5,916
Cash and cash equivalents at beginning of period	251,767	181,098	149,663
Cash and cash equivalents at end of period	**$345,859**	**$251,767**	**$181,098**
Supplemental information			
Interest paid	$ 3,380	$ 9,535	24,618
Interest capitalized	450	506	280
Income taxes paid	46,923	43,052	20,585
Acquisition of business			
Current assets	$ 201	$ —	$ —
Non-current assets	47,255	—	—
Current liabilities	(269)	—	—
Non-current liabilities	(16,139)	—	—
	31,048	**—**	**—**
Cash paid	**(20,895)**	**—**	**—**
Fair value of liabilities incurred	**$ 10,153**	**$ —**	**$ —**
Sale of business, net of cash sold			
Current assets	$ —	$ 2,406	$ 5,899
Non-current assets	—	550	291
Current liabilities	—	(867)	(1,205)
Non-current liabilities	—	(161)	—
	$ —	**$ 1,928**	**$ 4,985**

The accompanying notes are an integral part of these financial statements.

SIRONA DENTAL SYSTEMS, INC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and its Operations

Sirona Dental Systems, Inc. ("Sirona," the "Company," "we," "us," and "our" refer to Sirona Dental Systems, Inc. and its consolidated subsidiaries and their predecessors) is the leading manufacturer of high-quality, technologically advanced dental equipment, and is focused on developing, manufacturing and marketing innovative systems and solutions for dentists around the world. We offer a broad range of products across all major segments of the dental technology market including CEREC and our other CAD/CAM systems, digital intra oral and 2D and 3D panoramic imaging systems, treatment centers and instruments. The Company acquired Schick Technologies, Inc. ("Schick") in 2006, in a transaction accounted for as a reverse acquisition (the "Exchange"), further expanding our global presence and product offerings and strengthening our research and development capabilities. Sirona has served equipment dealers and dentists worldwide for more than 130 years. The Company's headquarters are located in Long Island City, New York with its primary facility located in Bensheim, Germany, as well as other support, manufacturing, assembling, and sales and service facilities located around the globe.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). All amounts are reported in thousands of U.S. Dollars ($), except per share amounts or as otherwise disclosed.

Fiscal Year

The Company's fiscal year is October 1 to September 30.

Principles of Consolidation

The consolidated financial statements include, after eliminating inter-company transactions and balances, the accounts of Sirona Dental Systems, Inc. and its subsidiaries. The Company applies the equity method of accounting for investments in associated companies over which the Company has significant influence but does not have effective control.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from estimates. Some of the more significant estimates include allowances for doubtful accounts, inventory valuation reserves, purchase accounting assumptions, depreciable lives of assets, amortization periods, impairment of long-lived assets, deferred tax asset valuation allowance, discounts to customers, pension reserves, provisions and warranty reserves.

Foreign Currency

The functional currency for foreign operations has been determined in all cases to be the local currency. Assets and liabilities of foreign subsidiaries are translated at exchange rates on the balance sheet date; revenue and expenses are translated at the weighted average exchange rates for the interim periods within the full period. Operating cash flows are translated based on the weighted average exchange rates for the full period based on the net income line. Investing and financing cash flows are translated based on the exchange rate applicable to the respective transaction. The effects of these translation adjustments are recognized in shareholders' equity, as a component of accumulated other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, as well as the fair value adjustment of forward foreign exchange contracts, are shown separately on the face of the consolidated statements of income.

Comprehensive Income

In addition to net income, comprehensive income includes other charges or credits to equity other than those resulting from transactions with shareholders. Accumulated other comprehensive income relates to foreign currency translation adjustments related to the Company's foreign subsidiaries as well as to the pension adjustment resulting from the application of ASC 715-30, *Compensation-Retirement Benefits—Defined Benefit Plans-Pension*. Components of comprehensive income are included within the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

Revenue Recognition

In the fiscal year ended September 30, 2011, the Company adopted the new accounting guidance for multiple-deliverable revenue arrangements (ASU 2009-13, *Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force)*. This new guidance establishes a selling price hierarchy for determining the selling price of a deliverable, replaces the term *"fair value"* in the revenue allocation with *"selling price"* to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant, replaces the *"residual method"* of allocation with the *"relative selling-price method*", and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables applying this method, including proportional allocation of any discounts to each deliverable.

In the fiscal year ended September 30, 2011, the Company also adopted the new accounting guidance for revenue arrangements that include both tangible products and software elements (ASU 2009-14, *Certain Revenue Arrangements that Include Software Elements – a consensus of the FASB Emerging Issues Task Force)*. This new guidance removes from the scope of the software revenue recognition guidance in ASC 985-605, *Software Revenue Recognition*, those tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality. In addition, this guidance requires that hardware components of a tangible product containing software components always be excluded from the software revenue recognition guidance as well as provides further guidance on determining which software, if any, relating to the tangible product also would be excluded from the scope of software revenue recognition guidance.

The Company adopted these standards for applicable arrangements that were entered into or materially modified on or after October 1, 2010. Implementation of these standards did not have a material impact on the Company's consolidated financial statements in the period under report and is not expected to significantly affect the timing and pattern of revenue recognition in future periods.

The Company's main revenue stream results from the delivery of dental equipment. The Company also enters into revenue arrangements that consist of multiple deliverables of its product and service offerings. Additionally, certain products, primarily in our CAD/CAM and Imaging segments, may contain embedded software that functions together with the product to deliver the product's essential functionality.

Revenue, net of related discounts and allowances, is recognized when products or equipment have been shipped, when persuasive evidence of the arrangement exists, the price is fixed or determinable, collectability is reasonably assured, title and risk of loss has passed to customers based on the shipping terms, no significant obligations remain, and allowances for discounts, returns, and customer incentives can be reliably estimated. The Company offers discounts to its distributors if certain conditions are met. Discounts and allowances are primarily based on the volume of products purchased or targeted to be purchased by the individual customer or distributor. Discounts are deducted from revenue at the time of sale or when the discount is offered, whichever is later. The Company estimates volume discounts based on the individual customer's historical and estimated future product purchases. Returns of products, excluding warranty related returns, are infrequent and insignificant. Amounts received from customers in advance of product shipment are classified as deferred income until the revenue can be recognized in accordance with the Company's revenue recognition policy.

Services: Service revenue is generally recognized ratably over the contract term as the specified services are performed. Amounts received from customers in advance of rendering of services are classified as deferred income until the revenue can be recognized upon rendering of those services.

Extended Warranties: The Company offers its customers an option to purchase extended warranties on certain products. The Company recognizes revenue on these extended warranty contracts ratably over the life of the contract. The costs associated with these extended warranty contracts are recognized when incurred.

Multiple-Element Arrangements ("MEAs"): Arrangements with customers may include multiple deliverables, including any combination of equipment, services, and extended warranties. The deliverables included in the Company's MEAs are separated into more than one unit of accounting when (i) the delivered equipment has value to the customer on a stand-alone basis, and (ii) delivery of the undelivered service element(s) is probable and substantially in the control of the Company. Based on the new accounting guidance adopted October 1, 2010, arrangement consideration is then allocated to each unit, delivered or undelivered, based on the relative selling price ("RSP") of each unit of accounting based first on vendor-specific objective evidence ("VSOE") if it exists and then based on estimated selling price ("ESP").

VSOE—In most instances, products are sold separately in stand-alone arrangements. Services are also sold separately through renewals of contracts with varying periods. The Company determines VSOE based on its pricing and discounting practices for the specific product or service when sold separately, considering geographical, customer, and other economic or marketing variables, as well as renewal rates or stand-alone prices for the service element(s).

ESP—The estimated selling price represents the price at which the Company would sell a product or service if it were sold on a stand-alone basis. When VSOE does not exist for all elements, the Company determines ESP for the arrangement element based on sales, cost and margin analysis, as well as other inputs based on its pricing practices. Adjustments for other market and Company-specific factors are made as deemed necessary in determining ESP.

After separating the elements into their specific units of accounting, total arrangement consideration is allocated to each unit of accounting according to the nature of the revenue as described above and application of the RSP method. Total recognized revenue is limited to the amount not contingent upon future transactions.

Research and Development

Amounts spent by the Company for research and development (R&D) efforts are recorded as R&D expenses when incurred. R&D costs relate primarily to internal costs for salaries, direct overhead costs and outside vendors. The Company capitalizes costs of equipment used for general R&D if it has alternative future use. The depreciation related to this capitalized equipment is included in the Company's R&D costs. Software development costs incurred prior to the attainment of technological feasibility are considered R&D and are expensed as incurred.

Warranty Expense

The Company offers warranties on its products for periods between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. Estimated warranty expenses are recorded as an accrued liability and selling, general and administrative expense. See Note 18, "Product Warranty" for additional information.

Shipping and Handling Costs

Shipping and handling costs charged to customers are included in revenues and the associated expense is recorded in cost of sales for all periods presented.

Advertising Costs

Advertising costs are expensed as incurred and recorded within selling, general and administrative expense. During the last three fiscal years, advertising expense was as follows:

	Advertising Costs
	$'000s
Fiscal year ended September 30, 2011	$25,215
Fiscal year ended September 30, 2010	22,769
Fiscal year ended September 30, 2009	25,804

Pension Benefits

The Company has defined benefit and defined contribution pension plans and an early retirement plan. Sirona recognizes changes in the funded status of its benefit plans, not yet recognized in the income statement, in other comprehensive income until they are amortized as a component of net periodic benefit cost in accordance with the provisions of ASC 715-30, *Compensation-Retirement Benefits—Defined Benefit Plans-Pension.*

Pension expense is recognized on an accrual basis over the employee's approximate service periods. Defined benefit pension costs are determined by using an actuarial method, which provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience differing from that assumed. Costs relating to changes in the benefit plan as well as the transition obligation are amortized. Disclosure of the components of periodic pension cost is also required. When purchase accounting is applied, pension liabilities are recognized for the projected benefit obligation in excess of plan assets.

For the defined contribution pension plans, the net pension cost is equal to the contributions required by the plan.

The Company also has an early retirement plan, Altersteilzeit ("ATZ"), which allows certain German employees who have been accepted into the plan to retire at 60 rather than at the legal retirement age of 67. Eligible employees are those who have attained the age of 55 by calendar year 2009 and have been accepted to participate in the ATZ plan. The ATZ plan can cover a period between the ages of 58 to 63 of the participating employees and is split into an active service period, where the employees work full time for the Company, and an inactive service period, where the employees do not work for the Company. During the active service period, the employees receive 50% of their salary plus a bonus payment equal to 35% of their salary, and the remaining 50%

of their salary, plus a bonus payment equal to 35% of their salary is paid during the inactive service period. The Company recognizes the salary component of the ATZ plan over the period from the beginning of the ATZ period to the end of the active service period. The Company recognizes the bonus component over the period from the point at which the employee signs the ATZ contract until the end of the inactive service period.

Income Taxes

Differences between the basis of assets and liabilities for financial statement purposes and for tax return purposes are recorded as deferred tax assets or deferred tax liabilities in the accompanying consolidated financial statements. Deferred taxes represent the tax consequences in future years of these differences at each balance sheet date, based on the enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. The provision (benefit) for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities. A valuation allowance is established when it is more likely than not that the deferred tax assets are not realizable. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income as an adjustment to income tax expense in the period that includes the enactment date. See Note 11, "Income Taxes" for additional information.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Investments in money market funds are carried at fair value. All other cash equivalents are stated at cost, which approximates fair value.

Restricted Cash

Restricted cash represents cash balances pledged as collateral to financial institutions that provide security for prepayments from customers and other bonds.

Accounts Receivable

Accounts receivable are stated at the invoiced amount, less allowances for doubtful accounts, which approximates fair value given their short-term due dates. Collectability of accounts receivable is regularly reviewed and is based upon managements' knowledge of customers and compliance with credit terms. The allowance for doubtful accounts is adjusted based on such evaluation, with a corresponding provision included in selling, general and administrative expense. Accounts receivable balances are written off when management deems the balances uncollectible.

Inventory

Inventory is carried at the lower of cost or market value. Cost is determined using standard costing, which approximates the weighted average cost method. In addition to direct material and direct labor costs, certain costs related to the overhead and production expenses are included in inventory. Inventory reserves are provided for risks relating to slow moving, unmarketable and obsolete items.

Business Acquisitions

The Company acquires businesses as well as partial interests in businesses. Acquired businesses are accounted for using the acquisition method of accounting which requires that all assets and liabilities are recorded at their respective fair values. Any excess of the purchase price over estimated fair values of net assets is recorded as goodwill. The assumptions made in determining fair value assigned to acquired assets and liabilities as well as asset lives can materially impact the results of operations.

The Company obtains information during due diligence and through other sources to arrive at respective fair values. Examples of factors and information that the Company uses to determine the fair values include: tangible and intangible asset evaluations and appraisals; evaluations of existing contingencies and liabilities; product line integration information; and information systems compatibilities. If the initial accounting for an acquisition is incomplete by the end of the quarter in which the acquisition occurred, the Company will record a provisional estimate in the financial statements. The provisional estimate will be finalized as soon as information becomes available but no later than one year from the acquisition date.

Investments in Companies

Investments in associated companies over which the Company can exercise significant influence but not effective control are accounted for using the equity method. Investments in associated companies over which the Company cannot exercise significant influence or effective control are accounted for at cost.

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost plus the fair value of asset retirement costs, if any and if reasonably estimable, less accumulated depreciation. Additions, improvements and major renewals, which extend the useful life of the asset, are capitalized; maintenance and repairs are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in current operating income. Development costs for external use software incurred after the establishment of technological feasibility are capitalized and amortized to cost of revenues on a straight-line basis over the expected useful life of the software. Costs of software developed for internal use incurred during the development of the application are capitalized and amortized to operating expense on a straight-line basis over the expected useful life of the software. Prepayments for property, plant & equipment are classified as property, plant and equipment and are not depreciated until the assets are received and placed into service.

The cost of plant and equipment is depreciated using the straight-line method over the following estimated useful lives of the respective assets:

	Minimum Useful Life (years)	Maximum Useful Life (years)
Buildings	25	50
Building improvements and leasehold improvements	5	10
Machinery and technical equipment	3	10
Software and software licenses	3	5

Finite-Lived Intangible Assets

Finite-lived intangible assets are amortized according to the pattern in which the economic benefit of the asset is used up over their estimated useful lives, as shown below:

	Minimum Useful Life (years)	Maximum Useful Life (years)
Patents and licenses	10	13
Technologies and Dealer Relationships	1	13

Impairment of Long-Lived and Finite-Lived Assets

Long lived assets held for use by the Company are reviewed for impairment whenever events or circumstances provide evidence that suggests the carrying amount of the asset may not be recoverable. The Company performs ongoing impairment analysis on technology-related intangible assets. Determination of whether an impairment exists is based upon a comparison of the identifiable undiscounted cash flows of the assets or groups of assets to the carrying amount of the assets or groups of assets. If impaired, the resulting charge reflects the excess of the asset's carrying amount over its fair value.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite lived intangible assets, consisting of certain trademarks and in-process research and development (IPR&D), are not amortized, but are tested for impairment on an annual basis as of September 30, or whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill impairment tests are based upon a comparison of the fair value of the reporting units to their respective carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the goodwill impairment loss is measured as the excess of the carrying amount of goodwill over its implied fair value. If impairment is identified on indefinite-lived intangibles, the resulting charge reflects the excess of the asset's carrying amount over its fair value.

Derivative Financial Instruments

The Company enters into forward foreign currency contracts in order to manage currency risks arising from its forecasted and firmly committed foreign currency denominated cash flows. The Company enters into these contracts to limit the foreign exchange rate risk for periods generally not to exceed six months. The Company also enters into interest rate swaps to manage its interest rates on its long term debt.

The Company does not utilize financial instruments for speculative purposes. The Company accounts for derivative financial instruments in accordance with ASC 815, *Derivatives and Hedging*. This Topic prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. The Company has not designated any of its derivatives as qualifying for hedge accounting under ASC 815. All derivatives instruments are therefore recognized as either assets or liabilities in the consolidated balance sheet at fair value. The fair value of the forward foreign currency contracts and interest rate swaps are included within prepaid and other current assets or current accrued liabilities, depending on whether they are an asset or a liability, and the change in fair value is recognized within "Gains (losses) on derivative instruments" in the consolidated statement of income.

Fair Value of Financial Instruments

Financial instruments consist of cash, cash equivalents, accounts receivable, accounts payable, bank loans, foreign currency forward contracts, interest rate swaps, and certain liabilities related to business acquisitions primarily related to earn-out features. The fair values of cash, cash equivalents, accounts receivable, accounts payable, and bank loans approximate their respective fair values because of the short-term nature of these items. The fair value of the foreign currency forward contracts and interest rate swaps are estimated based on information such as quotes from financial institutions. The fair values of the acquisition-related liabilities are based on discounted valuations of commercial assumptions made by Company management of stipulations governed in the underlying purchase agreements.

3. Recent Accounting Pronouncements

Not Yet Adopted

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which clarifies certain principles or requirements for measuring fair value, including measuring the fair value of financial instruments that are managed within a portfolio and the application of premiums and discounts in a fair value measurement. In addition, ASU 2011-04 requires expanded fair value measurement disclosures including: (1) for Level 3 fair value measurements, qualitative information about unobservable inputs used, valuation processes applied, and the sensitivity of those measurements to changes in observable inputs; (2) for an entity's use of a nonfinancial asset in a manner other than its highest and best use, the reason for the difference; and (3) for items not measured at fair value but for which fair value disclosure is required, the hierarchical level in which the fair values were determined. ASU 2011-04 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which corresponds to the Company's fiscal quarter beginning January 1, 2012, with early adoption not permitted for public entities. The Company is evaluating the potential impact of adoption.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*, which requires that all non-owner changes in shareholders' equity be presented either (1) in a single continuous statement of comprehensive income or (2) in two separate but consecutive statements. ASU 2011-05 is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011, which corresponds to the Company's fiscal year beginning October 1, 2012, with early adoption permitted. The Company is evaluating the potential impact of adoption.

In September 2011, the FASB issued ASU 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, which simplifies how entities test goodwill for impairment. An entity is now granted the option to first assess qualitative factors to determine whether events or circumstances exist leading to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount without having to immediately perform a two-step impairment test. If an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, the two-step impairment test becomes unnecessary. Otherwise, the two-step impairment test would apply. The option is also granted to skip the qualitative assessment and proceed directly with the regular two-step test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, which corresponds to the Company's fiscal year beginning October 1, 2012, with early adoption permitted. Early adoption is also permitted for annual and interim impairment tests performed as of a date before September 15, 2011, if any entity's financial statements for the most recent annual or interim period have not yet been issued. The Company decided against early adoption for the fiscal year ending September 30, 2011, since the goodwill impairment testing was substantially completed prior to this date. The Company is evaluating the potential impact of future adoption.

4. Business Acquisitions

On May 16, 2011, the Company acquired 100% of the outstanding shares of capital stock of a development stage technology company. The results of its operations have been included in the consolidated financial statements since this date. The results were not material to the consolidated financial statements.

The fair value of total consideration transferred for this acquisition totaled $31.0 million, consisting of cash of $20.9 million and contingent consideration arrangements. The contingent consideration arrangements require the Company to pay the former owners additional amounts contingent upon revenue and product development milestones. These contingent arrangements provide for payments ranging from $0 up to a total of $28.0 million (undiscounted) and vary over a period of up to six years, ending in fiscal year 2017. The fair value at acquisition date was $10.2 million and will be remeasured through settlement, with changes in fair value recorded in income (see Note 23). As a result of the acquisition, the Company primarily acquired in-process research and development assets. The fair value of the contingent arrangements as of September 30, 2011 was $10.6 million, with the change in fair value of $0.4 million recorded in other (income)/expense in the income statement for the fiscal year ended September 30, 2011.

5. Employee Share-Based Compensation

ASC 718, *Compensation—Stock Compensation*, requires that all share based compensation arrangements, including grants of stock option awards to employees, be recognized based on the estimated fair value of the share-based payment award.

Schick Legacy Plans

Share-based awards outstanding under Schick's legacy stock option plans continue to be outstanding. At the date of the acquisition of Schick, 862,220 vested and 458,179 unvested options were outstanding. Options granted under these plans have 10 year contractual lives and vesting periods of between 2 to 4 years from the grant date. The Company does not expect to repurchase these shares within the next 12 months.

In contemplation of the acquisition by Sirona, Schick conditionally granted employees and consultants 1,530,000 options upon the acquisition by Sirona. The four year vesting period of that grant commenced with the closing of the business acquisition on June 20, 2006.

All Schick legacy plans have expired, and accordingly, no further options may be granted under such plans.

Equity Incentive Plan

Stock options, restricted stock shares, restricted stock units ("RSU"), and performance-based stock units ("PSU") have been issued to employees, directors, and consultants under the Company's 2006 Equity Incentive Plan ("2006 Plan"). The 2006 Plan provides for granting in total up to 4,550,000 stock options, incentive stock, restricted stock, RSU's, and PSU's. The 2006 Plan received stockholder approval at the Company's Annual Meeting of Stockholders held on February 27, 2007, and was amended on February 25, 2009. To cover the exercise of options and vesting of RSU's and PSU's, the Company generally issues new shares from its authorized but unissued share pool. As of September 30, 2011, 1,377,780 shares were available for future grant under the 2006 Plan.

Restricted and Performance-Based Stock Units

RSU's and PSU's generally vest in annual tranches over a period of three to four years. The PSU's were granted to three executive officers of the Company and vest three year from the data of the grant provided the Company achieves earnings targets specified in the grant. All grants expire ten years after the date of the grant. RSU's and PSU'S do not have voting rights or rights to dividends prior to vesting. The value of each RSU and PSU grant is determined by the closing price at the date of grant. Share-based compensation expense for the entire award is recognized straight-line over the service period of the last separately vesting tranche of the award.

Stock Options

In fiscal year 2009, the Company granted 1,247,700 stock options with a weighted average exercise price of $12.82 under the 2006 Plan at the grant date. Grants generally vest over four years. All grants expire ten years after the date of the grant.

The fair value of options granted in 2009 under the 2006 Plan were estimated using the Black-Scholes option pricing model using assumptions in the following table. The exercise price is equal to fair market value at the grant date. Expected volatility is based on the Company's history stock price volatility. The risk-free rate is based on the U.S. Treasury yield curve in effect at the day of grant and has a term equal to the expected life of the option. The expected life represents the period of time the options are expected to be outstanding based on anticipated grantee behavior. The expected dividend yield is based on the Company's history of not paying regular dividends in the past and the Company's current intention not to pay dividends in the foreseeable future.

	Year ended September 30, 2009
Expected Volatility	48% -51%
Risk-free rate	1.72% -2.87%
Expected term	5 years
Expected dividends	—

In January and March 2009, the Company completed two value-for-value stock option exchanges for holders of eligible options granted under the 1996 Plan and the 2006 Plan with exercise prices of $21.32 or higher. The Company's independent directors did not participate in the exchange programs. Under value-for-value option exchange programs, the option holders surrendered their eligible options in exchange for a lower number of replacement options and agreed to an additional year of service for vesting and having an exercise price equal to the closing price of Sirona's stock on January 21, 2009 or March 30, 2009, the date the respective offers expired. The fair value of the replacement options approximates the fair value of the surrendered options in the aggregate, as determined using the Black-Scholes option pricing model as of the respective exchange date. Aggregate future non-cash stock option compensation expense is unchanged by the exchange programs in terms of both amount and timing of recognition.

Under the January 21, 2009 option exchange program, holders of 1,000,500 eligible options issued under the 2006 Plan with a weighted average exercise price of $34.63 surrendered those options in exchange for 421,428 replacement options with an exercise price of $11.73. Accordingly, 579,072 options were added back to the plan and became available for future grant. Under the March 30, 2009 option exchange program, holders of 1,619,750 eligible options issued under the 1996 Plan at an exercise price of $25.10 surrendered those options in exchange for 988,325 replacement options under the 2006 Plan with an exercise price of $14.09. Because the 1996 Plan has expired, the cancelled options did not become available for future grant.

Compensation Costs

The following tables summarize compensation expense charged to income for stock-based compensation and additional information for the fiscal years ended September 30, 2011, 2010, and 2009, respectively:

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Compensation Expense			
Cost of sales	$ 136	$ 128	$ 271
Selling, general and admistrative	7,296	13,294	14,948
Research and development	171	194	507
	$7,604	$13,616	$15,726

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
	$'000s (except where noted)		
Additional Information			
Tax Information			
Income tax benefit recognized for share-based compensation	$ (1,948)	$ (2,774)	$ (3,908)
Tax benefit realized from option exercises	$(11,483)	$ (2,400)	$ (279)
Future Costs			
Total compensation cost to be recognized in future periods related to outstanding non-vested share-based compensation awards	$ 14,818	$12,179	$18,619
Weighted-average period expected for recognition of cost *(in years)*	2.6	2.4	2.0

Restricted and Performance-Based Stock Unit Activity

The following is a summary of Sirona's RSU and PSU activity for the fiscal years ended September 30, 2011 and 2010:

	Year ended September 30, 2011					
	Restricted Stock Shares		Restricted Stock Units		Performance-based Stock Units	
	Number of shares	Weighted average market price at grant	Number of shares	Weighted average market price at grant	Number of shares	Weighted average market price at grant
Outstanding at beginning of period	250	$38.51	213,900	$34.87	—	$ —
Granted	—	—	264,450	38.68	12,800	36.78
Vested	(250)	38.51	(8,335)	38.12	—	—
Forfeited	—	—	(7,550)	34.97	—	—
Outstanding at end of period	—	—	462,465	36.99	12,800	36.78

	Year ended September 30, 2010					
	Restricted Stock Shares		Restricted Stock Units		Performance-based Stock Units	
	Number of shares	Weighted average market price at grant	Number of shares	Weighted average market price at grant	Number of shares	Weighted average market price at grant
Outstanding at beginning of period	500	$38.51	—	$ —	—	$ —
Granted	—	—	216,000	34.87	—	—
Vested	(250)	38.51	—	—	—	—
Forfeited	—	—	(2,100)	34.45	—	—
Outstanding at end of period	250	38.51	213,900	34.87	—	—

Stock Option Activity

The following is a summary of Sirona's stock option activity for the fiscal years ended September 30, 2011, 2010, and 2009:

	Year ended September 30, 2011	
	Number of options	Weighted average exercise price
Outstanding at beginning of period	3,173,403	$14.04
Exercised	(950,628)	11.72
Expired	(2,636)	19.86
Forfeited	(12,827)	11.83
Outstanding at end of period	2,207,312	15.05
thereof vested and exercisable	*1,499,468*	
	$'000s	
Intrinsic value of options exercised	$ 35,789	
Total fair value of options vested	$ 2,016	
Aggregate intrinsic value of exercisable stock options	$ 39,326	
Weighted average remaining contractual life *(in years)*	*4.9*	

	Year ended September 30, 2010	
	Number of options	Weighted average exercise price
Outstanding at beginning of period	3,553,058	$14.12
Exercised	(360,402)	11.37
Expired	(250)	11.90
Forfeited	(19,003)	14.26
Outstanding at end of period	3,173,403	14.04
	$'000s	
Intrinsic value of options exercised	$ 8,544	
Total fair value of options vested	$ 27,545	
Aggregate intrinsic value of exercisable stock options	$ 40,666	
Weighted average remaining contractual life *(in years)*	*5.2*	

	Year ended September 30, 2009	
	Number of options	Weighted average exercise price
Outstanding at beginning of period	3,737,299	$25.29
Granted	1,247,700	12.82
Issued with exchanges	1,409,753	13.38
Exercised	(106,509)	4.99
Expired	(18,492)	27.40
Exchanged	(2,620,250)	28.74
Forfeited	(96,443)	28.38
Outstanding at end of period	3,553,058	14.12

	$'000s
Intrinsic value of options exercised	$ 1.632
Total fair value of options vested	$ 1.510
Aggregate intrinsic value of exercisable stock options	14.945
Weighted average remaining contractual life *(in years)*	*5.3*

6. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income for the last three fiscal years are summarized below. Cumulative translation adjustments are generally not adjusted for income taxes since they relate to indefinite investments in foreign subsidiaries.

	Cumulative translation adjustments	Unrecognized elements of pension cost	Total
		$'000s	
September 30, 2008	**$ 57,037**	**$(7,374)**	**$ 49,663**
Current increase	12,866	862	13,728
Income tax effect	—	(237)	(237)
September 30, 2009	**$ 69,903**	**$(6,749)**	**$ 63,154**
Current (decrease) / increase	(47,938)	6,191	(41,747)
Income tax effect	—	(1,706)	(1,706)
September 30, 2010	**$ 21,965**	**$(2,264)**	**$ 19,701**
Current decrease	(5,958)	(3,360)	(9,318)
Income tax effect	—	926	926
September 30, 2011	**$ 16,007**	**$(4,698)**	**$ 11,309**

7. Accounts Receivable

The allowance for doubtful accounts developed as follows:

	Balance at Beginning of Period	Additions: Charged to Cost and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
			$'000s		
For the year ended September 30, 2011	$1,681	$1,034	$—	$847	$1,868
For the year ended September 30, 2010	2,088	271	—	678	1,681
For the year ended September 30, 2009	1,741	882	—	535	2,088

8. Inventories, Net

	September 30, 2011	September 30, 2010
	$'000s	
Finished goods	$ 59,929	$ 51,102
Work in progress	15,761	12,646
Raw materials	32,918	23,342
	108,608	**87,090**
Inventory reserve	(15,580)	(13,063)
	$ 93,028	**$ 74,027**

9. Property, Plant and Equipment, Net

	Gross	Accumulated Depreciation and Amortization	Net
		$'000s	
As of September 30, 2011			
Land	$ 12,642	$ —	$ 12,642
Buildings, building improvements and leasehold improvements	35,652	9,283	26,369
Machinery and technical equipment	137,069	81,096	55,973
Software and software licences	40,333	21,453	18,880
Prepayments for property, plant and equipment	17,180	—	17,180
	$242,876	**$111,832**	**$131,044**

	Gross	Accumulated Depreciation and Amortization	Net
		$'000s	
As of September 30, 2010			
Land	$ 12,779	$ —	$ 12,779
Buildings, building improvements and leasehold improvements	20,132	7,445	12,687
Machinery and technical equipment	114,957	67,733	47,224
Software and software licences	34,660	15,535	19,125
Prepayments for property, plant and equipment	10,871	—	10,871
	$193,399	**$90,713**	**$102,686**

Depreciation and amortization expense for the fiscal years ended September 30, 2011, 2010, and 2009 was $26,231, $21,880, and $20,110.

Amortization expense includes amortization of capitalized software development costs for the fiscal years ended September 30, 2011, 2010, and 2009 of $5,360, $4,223, and $3,966.

Buildings and leasehold improvements includes office space that is leased under operating leases to third parties with a historical cost of $1,439 and $1,463 and carrying amount of $651 and $791 at September 30, 2011 and 2010, respectively.

10. Intangible Assets and Goodwill

On June 30, 2005, Sirona Holdings Luxco S.C.A. ("Luxco"), a Luxembourg-based holding entity owned by funds managed by Madison Dearborn Partners, Beecken Petty O'Keefe, management and employees of Sirona, obtained control over the Sirona business. The transaction was effected by using new legal entities, Sirona Holding GmbH (formerly Blitz 05-118 GmbH) and its wholly owned subsidiary Sirona Dental Services GmbH, to acquire 100% of the interest in Sirona Dental Systems Beteiligungs- und Verwaltungs GmbH, the former parent of the Sirona business through a leveraged buy-out transaction (the "MDP Transaction"). The MDP Transaction was accounted for as a leveraged buyout transaction, in a manner similar to a business combination. Certain members of Sirona management who were deemed to be in the control group held equity interests in Sirona Group prior to and subsequent to the MDP Transaction ("Continuing Shareholders"). The interests of the Continuing Shareholders have been reflected at the predecessor basis, resulting in 9.15% of each asset and liability acquired being valued at historical cost at June 30, 2005. The remaining 90.85% interest in each asset and liability was recognized at fair value at June 30, 2005 and the excess of purchase price over predecessor basis is presented as a separate component of shareholders' equity. Intangible assets and goodwill were primarily recorded in the MDP Transaction and the reverse acquisition of Schick on June 30, 2006.

The Company performed the required annual impairment tests as of September 30 in each year and identified no impairment.

Amortization expense for finite-lived identifiable intangible assets for the fiscal years ended September 30, 2011, 2010, and 2009 was $54.941, $60.844, and $71.486. The annual estimated amortization expense related to these intangible assets for the fiscal years 2012, 2013, 2014, 2015, and 2016 is $52.506, $42.760, $35.651, $29.417 and $20.701, respectively.

The following table presents details of intangible assets, related accumulated amortization and goodwill:

	Gross	Accumulated amortization	Net
		$'000s	
As of September 30, 2011			
Patents & Licenses	$ 140,136	$ 74,482	$ 65,654
Trademarks	130,706	528	130,178
Technologies and dealer relationships	447,687	337,418	110,269
In-process research & development	40,341	—	40,341
	758,870	412,428	346,442
Goodwill	653,799	—	653,799
Total intangible assets	**$1,412,669**	**$412,428**	**$1,000,241**

	Gross	Accumulated amortization	Net
		$'000s	
As of September 30, 2010			
Patents & Licenses	$ 150,706	$ 71,965	$ 78,741
Trademarks	131,908	428	131,480
Technologies and dealer relationships	451,333	298,910	152,423
Prepayments for intangible assets	78	—	78
	734,025	371,303	362,722
Goodwill	656,465	—	656,465
Total intangible assets	**$1,390,490**	**$371,303**	**$1,019,187**

The change in the value of goodwill from September 30, 2010 to September 30, 2011 is mainly attributable to (i) the acquisition of a development-stage entity, which resulted in $ 4,819 of goodwill, (ii) foreign currency fluctuations, with an impact of $ (6,114), and (iii) a reduction in goodwill by $ (1,351) as a result of tax benefits received subsequent to the exchange for options that were vested and included in the determination of purchase price at the time of that acquisition.

Aside from normal amortization for the current fiscal year, the change in the value of intangible assets, excluding goodwill, from September 30, 2010 to September 30, 2011 is mainly attributable to (i) the acquisition of a development-stage entity, which resulted in in-process research and development of $ 40,341 and, (ii) foreign currency fluctuations, with an impact of $ (1,881).

The acquired IPR&D, with a fair value of $40.3 million, represents a single project. The remaining estimated cost to complete the project was $0.6 million as of September 30, 2011. The project is 85% through the development phase; the remaining steps prior to product release are beta testing and regulatory approvals. The percentage of completion for the full project is 80%, and we anticipate project completion and the associated benefits in fiscal year 2012.

SIRONA DENTAL SYSTEMS, INC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Income Taxes

The income tax provision is comprised of the following:

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Current			
Domestic (U.S.)	$(14,638)	$(11,632)	$ (8,412)
Foreign	(39,473)	(33,908)	(22,691)
Total Current	(54,111)	(45,540)	(31,103)
Deferred			
Domestic (U.S.)	8,571	9,719	11,644
Foreign	9,796	12,041	10,162
Total Deferred	18,367	21,760	21,806
Total	**$(35,744)**	**$(23,780)**	**$ (9,297)**

The significant components of deferred tax assets and liabilities included in the consolidated balance sheets are:

	September 30, 2011	September 30, 2010
	$'000s	
Deferred tax assets		
Employee share-based compensation	$ 15,442	$ 15,990
Employee benefit accruals	5,522	2,979
Inventory reserve	2,015	1,729
Receivables	2,097	—
Deferred income	636	677
Tax loss carryforward	6,326	2,512
Other	11,599	10,515
Valuation allowances	(1,031)	(2,208)
Total deferred tax assets, gross	**42,606**	**32,194**
Deferred tax liabilities		
Employee benefit accruals	(2,501)	(2,501)
Goodwill amortization for tax purposes	(24,817)	(21,305)
Debt issuance costs	(2,112)	(2,001)
Inventory reserve	(419)	(370)
Receivables	(925)	(946)
Property, plant and equipment	(11,077)	(9,467)
Intangible assets	(103,159)	(102,509)
Deferred income	(1,831)	(2,361)
Other	(2,759)	(983)
Total deferred tax liabilities, gross	**(149,600)**	**(142,443)**
Total deferred tax liabilities, net	**$(106,994)**	**$(110,249)**

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon sufficient taxable income within the carry-back years and the generation of future taxable income during the periods in which those temporary differences and tax loss carry-forwards become deductible. Management considers taxable income in the carry-back years, if carry back is permitted in the tax law, the projected future taxable income (including the realization of future taxable temporary differences), and tax planning strategies in making this assessment.

As of September 30, 2011, the Company had $18,227 of gross tax loss carry-forwards subject to expiration as follows:

Year of expiration	Losses
	$'000s
2012	$ 392
2013	73
2014	946
2015	1,232
2016	825
2017—2032	9,710
Subtotal	13,178
Indefinite	5,049
Total	**$18,227**

The Company recognized a valuation allowance of $ 1,031 at September 30, 2011, ($ 2,208 at September 30, 2010) on deferred tax assets of $6,326 ($2,512 at September 30, 2010) predominantly relating to tax loss carry-forwards, as management believes that it is more likely than not that the benefits of those existing tax loss carry-forwards will not be realized within the period those tax losses are deductible.

The difference between the U.S. federal income tax rate and the Company's income tax (provision) benefit included in the consolidated statements of income consisted of the following:

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Income before income taxes	$159,529	$115,226	$ 63,281
Reconciliation of provision for income taxes:			
Computed tax provision	(55,801)	(40,238)	(22,290)
Foreign tax differential	23,863	15,559	15,468
Non deductible expenses	(2,609)	(4,661)	(2,773)
Permanent differences relating to German trade taxes	(1,143)	(1,211)	(1,391)
Subpart F income net of tax credit	(113)	(445)	(379)
Tax income from prior periods	44	740	1,623
Tax free income and tax credits	251	3,333	613
Additional state taxes	(909)	(521)	(92)
Change in valuation allowance	1,493	4,293	178
Other	(820)	(629)	(254)
Provision for income taxes	**$ (35,744)**	**$ (23,780)**	**$ (9,297)**

Non-deductible expenses primarily include stock option expense in the U.S. The income tax provision at September 30, 2009 includes credits of $1,623 to adjust for prior year items.

In August 2007 a new tax law was enacted in Germany which has been applicable since Sirona's fiscal year 2008. The new German tax law introduced earnings stripping rules ("Zinsschranke") that may limit the deductibility of interest. For the fiscal years ended September 30, 2011 and 2010, the Company's deductibility of interest was not limited as a result of this German tax law.

The components of income before taxes are:

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Germany	$102,693	$ 73,674	$ 37,873
United States	16,236	(2,897)	(11,999)
Other Foreign	40,600	44,449	37,407
	$159,529	$115,226	$ 63,281

None of the goodwill recognized in the Exchange or in the business combinations completed in any of the periods presented is tax deductible.

The development of the valuation allowance on deferred tax assets over the last three fiscal years is presented below:

	Balance at Beginning of Period	Additions: Charged/ (credited) to Cost and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
			$'000s		
Valuation allowance deferred tax asset					
For the year ended September 30, 2011	$2,208	$ —	$—	$1,177	$1,031
For the year ended September 30, 2010	4,731	344	—	2,867	2,208
For the year ended September 30, 2009	6,932	1,906	—	4,107	4,731

The company makes no provision for deferred U.S. income taxes on undistributed foreign earnings and profits because as of September 30, 2011, it remained management's intention to continue to indefinitely reinvest these amounts in foreign operations. These earnings relate to ongoing operations and, as of September 30, 2011, the approximate amount of undistributed foreign earnings amounted to $169 million. Because of the availability of U.S. foreign tax credits as well as other factors, it is not practicable to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely.

As of September 30, 2011 and 2010, the Company had no unrecognized tax benefits.

With limited exception, the Company and its subsidiaries are no longer subject to U.S. federal, state and local or non-U.S. income tax audits by taxing authorities for tax returns filed with respect to periods prior to fiscal year 2005.

The Company classifies interest and penalties associated with income taxes as interest and other operating expense, respectively. Amounts of interest or penalties have not been material in any period.

12. Accrued Liabilities and Deferred Income

	September 30, 2011	September 30, 2010
	$'000s	
Employee benefits (e. g. bonuses, vacation, overtime, holiday payment)	$ 36,896	$ 23,505
Product warranty	8,735	8,972
Other provisions and liabilities	46,367	55,965
Deferred Income	18,209	16,767
	$110,207	**$105,209**

13. Short-Term Debt and Current Portion of Long-Term Debt

The components of short-term debt are as follows:

	September 30, 2011	September 30, 2010
	$'000s	
Senior Term Loans (Tranches A1/A2, variable rate repayable in November 2011)	$364,817	$ —
Actual interest rate as of September 30, 2011—Tranche A1: 0.69%		
Actual interest rate as of September 30, 2011—Tranche A2: 1.81%		
Accrued interest on long-term debt	—	319
Other short-term debt	3,586	2,616
	$368,403	**$2,935**

The average annual interest rate (including interest swap) for the variable rate senior term loans was 1.26% and 2.52% for the fiscal years ended September 30, 2011 and 2010, respectively.

14. Long-Term Debt

	September 30, 2011	September 30, 2010
	$'000s	
Bank loans		
Senior term loan, Tranche A1, variable rate repayable in November 2011	$—	$105,063
Actual interest rate as of September 30, 2010—Tranche A1: 0.73%		
Senior term loan, Tranche A2, variable rate repayable in November 2011	—	263,057
Actual interest rate as of September 30, 2010—Tranche A2: 1.17%		
	—	**368,120**
Less current portion	—	319
	$—	**$367,801**

The average annual interest rate (including interest swap) for the variable rate senior term loans was 1.26% and 2.52% for the fiscal years ended September 30, 2011 and 2010, respectively.

Senior Term Loans

Prior Senior Facilities Agreement

On November 22, 2006, Sirona Dental Systems, Inc. entered into a Senior Facilities Agreement (the "Prior Senior Facilities Agreement") as original guarantor, with all significant subsidiaries of Sirona as original borrowers and original guarantors. Initial borrowings under the Prior Senior Facilities Agreement plus excess cash were used to retire the outstanding borrowings under the Company's previous credit facilities.

The Prior Senior Facilities Agreement included: (1) a term loan A1 in an aggregate principal amount of $150 million (the "tranche A1 term loan") available to Schick Technologies, Inc., a New York company and wholly-owned subsidiary of Sirona ("Schick NY"), as borrower; (2) a term loan A2 in an aggregate principal amount of Euro 275 million (the "tranche A2 term loan") available to Sirona's subsidiary, Sirona Dental Services GmbH, as borrower; and (3) a $150 million revolving credit facility available to Sirona Dental Systems GmbH, Schick NY and Sirona Dental Services GmbH, as initial borrowers. The revolving credit facility was available for borrowing in Euro, U.S. Dollars, Yen or any other freely available currency agreed to by the facility agent. The facilities were made available on an unsecured basis. Subject to certain limitations, each European guarantor guaranteed the performance of each European borrower, except itself, and each U.S. guarantor guarantees the performance of each U.S. borrower, except itself. There were no cross-border guarantees since all guarantees were by entities that have the same functional currency as the currency in which the respective guaranteed borrowing is denominated.

Each of the senior term loans was to be repaid in three annual installments beginning on November 24, 2009 and ending on November 24, 2011. Of the amounts borrowed under the term loan facilities, 15% was due on November 24, 2009, 15% was due on November 24, 2010 and 70% is due on November 24, 2011. The senior debt repayment tranche originally scheduled for November 24, 2009 was prepaid on May 11, 2009 in the amount of $78.6 million, and the senior debt repayment tranche originally scheduled for November 24, 2010 was prepaid on March 31, 2010 in the amount of $78.1 million. The senior debt repayment tranche originally scheduled for November 24, 2011 was repaid on November 16, 2011 in connection with the Company's New Senior Facilities Agreement, discussed below. At the Company's current Debt Cover Ratio, the loans under the Prior Senior Facilities Agreement bore interest of Euribor, for Euro-denominated loans, and Libor for the other loans, plus a margin of 45 basis points for both.

The Prior Senior Facilities Agreement contained a margin ratchet. Pursuant to this provision, which applied from November 24, 2007 onwards, the applicable margin varied between 90 basis points and 45 basis points per annum according to the Company's leverage multiple (i.e. the ratio of consolidated total net debt to consolidated adjusted EBITDA as defined in the Senior Facilities Agreement). Interest rate swaps were established for 66.6% of the interest until March 2010. These swaps expired on March 31, 2010 and were not renewed. The interest rate swaps fixed the LIBOR or EURIBOR element of interest payable on 66.7% of the principal amount of the loans for defined twelve and thirteen month interest periods over the lifetime of the swaps, respectively. The defined interest rates fixed for each twelve or thirteen month interest period ranged from 3.50% to 5.24%. Settlement of the swaps was required on a quarterly basis.

The Prior Senior Facilities Agreement contained restrictive covenants that limited Sirona's ability to make loans, make investments (including in joint ventures), incur additional indebtedness, make acquisitions or pay dividends, subject to agreed-upon exceptions. The Company has agreed to certain financial debt covenants in relation to the financing. The covenants stipulate that the Company must maintain certain ratios in respect of interest payments and defined earnings measures. If the Company breaches any of the covenants, the loans will be become repayable on demand.

Debt issuance costs of $5.6 million were incurred in relation to the financing in November 2006 and were capitalized as deferred charges and are amortized using the effective interest method over the term of the loan.

New Senior Facilities Agreement

On November 14, 2011, the Company entered into a new senior facilities agreement (the "New Senior Facilities Agreement") with Sirona Dental Systems, Inc. and all significant subsidiaries of Sirona as original borrowers and original guarantors. As of November 16, 2011, Sirona fully repaid its obligations under the Prior Senior Facilities Agreement. Initial borrowings under the New Senior Facilities Agreement were used to retire the outstanding borrowings under the Company's previous credit facilities.

The New Senior Facilities Agreement includes: (1) a term loan in an aggregate principal amount of $75 million (the "Facility A Term Loan") available to Sirona or Schick NY, as borrower; (2) a 120 million Euro revolving credit facility ("Revolving Facility B") available to Sirona Dental Systems GmbH and Sirona Dental Services GmbH, as initial borrowers; and (3) a $100 million revolving credit facility ("Revolving Facility C") available to Sirona or Schick NY, as initial borrowers. The Revolving Facility B is available for borrowing in Euro or any other freely available currency agreed to by the facility agent. The facilities are made available on an unsecured basis. Subject to certain limitations, each European guarantor guarantees the performance of each European borrower, except itself, and each U.S. guarantor guarantees the performance of each U.S. borrower, except itself. There are no cross-border guarantees.

Of the amount borrowed under the Facility A Term Loan, 30% is due on November 16, 2015, and the balance is due on November 16, 2016. The loans under the New Senior Facilities Agreement bear interest of Euribor, for Euro-denominated loans, and Libor for the other loans, plus an initial margin of 160, 85 and 110 basis points for the Facility A Term Loan, Revolving Facility B and Revolving Facility C, respectively.

The New Senior Facilities Agreement contains a margin ratchet. Pursuant to this provision, which will apply from March 31, 2012 onwards, the applicable margin will vary depending on the Company's leverage multiple (i.e. the ratio of consolidated total net debt to consolidated adjusted EBITDA as defined in the new Senior Facilities Agreement) between 160 basis points and 215 basis points for the Facility A Term Loan, 85 basis points and 140 basis points for the Revolving Facility B, and 110 basis points and 165 basis points for the Revolving Facility C.

The New Senior Facilities Agreement contains restrictive covenants that limit Sirona's ability to make loans, to incur additional indebtedness, and to make disposals, subject to agreed-upon exceptions. The Company has agreed to certain financial debt covenants in relation to the financing. The covenants stipulate that the Company must maintain certain ratios in respect of consolidated total net debt to consolidated adjusted EBITDA. If the Company breaches these covenants, the loans will be become repayable on demand.

On November 16, 2011, Sirona entered into 5-year payer interest rate swaps to fully hedge its 3-month LIBOR exposure. The terms of the swap reflect the term structure of the underlying loan. The effective nominal interest rate is expected to be 1.28% plus the applicable margin. Settlement of the swaps is required on a quarterly basis.

Expected debt issuance costs of approximately $2.7 million were incurred in relation to the financing in November 2011 and will be capitalized as deferred charges and amortized using the effective interest method over the term of the loans.

15. Deferred Income

On June 30, 2005, Sirona and its largest distributor, Patterson, amended the terms of an existing distribution agreement to extend Patterson's rights as exclusive distributor of certain Sirona products within the U.S. and Canada from October 1, 2007 through September 30, 2017. As consideration for the extension of its exclusivity rights, Patterson made a one-time payment of $100 million to Sirona in July 2005. Sirona recorded the full amount of the payment as deferred income and started amortizing the amount on a straight-line basis over ten years on October 1, 2007. In the event of termination by Patterson for certain breaches of contract by Sirona, Sirona has to refund to Patterson the unearned portion of the $100 million payment as liquidated damages. Depending on the reason for termination, the amount of liquidated damages declines (i) on a straight line basis beginning in fiscal year 2008 or (ii) by $15 million per year in each of fiscal year 2008 through fiscal year 2012 and by $5 million per year thereafter. Sirona accounts for the deferred income related to the Patterson payment as a monetary liability. The deferred income is amortized and recognized as other operating income on a straight line over the term of the contract ($10 million per year). The current portion of deferred income is reported within Accrued liabilities and deferred income in the consolidated balance sheets. Effects of remeasurement of the amount from U.S. Dollar to Euro are reflected currently in the statement of income. Sirona recognized $0.5 million in foreign currency transaction losses in the fiscal year ended September 30, 2011, and $5.7 million foreign currency transaction losses and $1.5 million in foreign currency transaction gains in the fiscal years ended September 30, 2010 and 2009, respectively, and recognized $10.0 million of the Patterson deferred income in the consolidated statements of income for the fiscal years ended September 30, 2011, 2010, and 2009.

16. Income per Share

The computation of basic and diluted income per share is as follows:

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
	$'000s (except for share amounts)		
Net income attributable to Sirona Dental Systems, Inc. shareholders	$ 121,793	$ 89,989	$ 53,355
Weighted average shares outstanding—basic	55,735,422	55,146,180	54,879,417
Dilutive effect of stock-based compensation	1,557,574	1,469,906	518,197
Weighted average shares outstanding—diluted	57,292,996	56,616,086	55,397,614
Net income per share			
Basic	$ 2.19	$ 1.63	$ 0.97
Diluted	$ 2.13	$ 1.59	$ 0.96

Stock options to acquire 85,000, and 359,500 shares of Sirona's common stock that were granted in connection with the 2006 Plan were not included in the computation of diluted earnings per share for the fiscal years ended September 30, 2010, and 2009, respectively, because the options' underlying exercise prices were greater than the average market price of Sirona's common stock for the period. There were no stock options excluded from the computation of diluted earnings per share for the fiscal year ended September 30, 2011.

17. Commitments and Contingencies

Operating Lease Commitments

The Company leases certain buildings, vehicles and IT equipment from unrelated third parties. The leases are non-cancellable and have terms of more than one year. Leasing expense for the last three fiscal years was as follows:

	Leasing Expense
	$'000s
Fiscal year ended September 30, 2011	$12,783
Fiscal year ended September 30, 2010	10,135
Fiscal year ended September 30, 2009	9,118

In July 2005, Sirona entered into a sale and leaseback agreement regarding unused land on the site of the major facility in Bensheim. The land was sold to an unrelated property development company, who constructed an office building on the site based on Sirona's specifications. Sirona leased the property from the property development company through an 18-year lease. Under the terms of the lease, rent is fixed at Euro 1,202 ($1,622 at the U.S. Dollar/Euro exchange rate of September 30, 2011) per annum until 2013. After 2013, rent is subject to adjustment according to an inflation index. Rental payments started in April 2007 when the building was ready for occupancy. The land remains an asset on Sirona's balance sheet and the building is accounted for as an operating lease.

Furthermore, the Company rents space in New York, Charlotte (USA), Salzburg (Austria) and other locations.

Future minimum lease payments under non-cancelable operating lease agreements as of September 30, 2011 are as follows:

Year ending September 30,	$'000s
2012	$10,637
2013	8,521
2014	5,788
2015	4,570
2016	4,094
Thereafter	19,503
	$53,113

Unconditional Purchase Commitments

As of September 30, 2011, the Company had unconditional purchase commitments of $26,059, mainly for purchases of raw material and components, which are due over a period of from one to three years.

Contingencies

The Company may be involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters that arise in the ordinary course of business. At September 30, 2011, there are no such matters pending that the Company expects to be material in relation to its business, consolidated financial position, results of operations or cash flows.

18. Product Warranty

The following table provides the changes in the product warranty accrual for the fiscal years ended September 30, 2011 and 2010:

	Year ended September 30, 2011	Year ended September 30, 2010
	$'000s	
Balance at beginning of the period	$ 8,972	$ 11,506
Accruals for warranties issued during the period	19,436	17,556
Warranty settlements made during the period	(19,561)	(18,903)
Translation adjustment	(112)	(1,187)
Balance at end of the period	**$ 8,735**	**$ 8,972**

19. Interest

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Interest expense	$(5,764)	$(11,770)	$(24,054)
Interest income	1,880	727	1,557
	$(3,883)	**$(11,043)**	**$(22,497)**

20. Pension Plans

Defined Benefit Plans

In Germany, the Company traditionally had an unfunded defined benefit pension plan whose benefits are based primarily on years of service and wage and salary group. As of January 1, 2001, the Company replaced its unfunded defined benefit pension plan with a new defined contribution plan. All new hires after that date only receive defined contributions to a pension plan based on a percentage of the employee's eligible compensation. However, due to grandfathering provisions for certain existing employees hired before that date, the Company continues to be obligated to provide pension benefits which are at a minimum equal to benefits that would have been available under the terms of the traditional defined benefit plans (Grandfathered Benefit). The Grandfathered Benefit and contributions to the Company's pension plan made for those employees after January 1, 2001 are included in the disclosures for defined benefit plans. The Company accounts for the Grandfathered Benefit by recognizing the higher of the defined contribution obligation or the defined benefit obligation for the minimum benefit. As of September 30, 2011 and 2010, contributions made through the defined contribution plan for those employees are adequate to cover the Grandfathered Benefit obligation. Therefore, the Company accounts for that portion of its pension obligation as a fully funded plan with a funded status of zero.

In addition, the Company offers defined contribution benefits under the terms of a Section 401(k) plan to employees in the U.S.

The Company uses an actuarial measurement date of September 30. Change in the projected benefit obligation and plan assets for all of the Company's defined benefit plans is as follows:

	Year ended September 30, 2011	Year ended September 30, 2010
	$'000s	
Projected benefit obligation at beginning of period	$ 64,229	$ 61,443
Service cost	1,476	1,165
Interest cost	2,510	2,508
Actuarial gain	(3,839)	4,632
Investment earnings	427	510
Benefits paid	(1,862)	(1,836)
Currency translation	(686)	(4,193)
Projected benefit obligation at end of period	62,255	64,229
Fair value of plan assets at beginning of period	11,557	11,115
Actual return on plan assets	427	510
Employer's contribution	898	909
Benefits paid	(135)	(218)
Currency Translation	(169)	(759)
Fair value of plan assets at end of period	12,578	11,557
Funded status	$(49,677)	$(52,672)

Components of net periodic benefit costs are as follows:

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Service cost, net	$ 578	$ 256	$ 289
Interest cost	2,510	2,508	2,643
Amortization of actuarial gains	(164)	(442)	(485)
Net periodic benefit cost	$2,924	$2,322	$2,447

The accumulated benefit obligation as of September 30, 2011 and 2010 was $48,923 and $51,824, respectively.

To the extent the defined benefit obligation is recognized for the Grandfathered Benefit, the long-term estimated rate of return on plan assets is 4.5% (2010: 5%) per annum. This rate was based on an appropriate long-term rate for the plan assets held.

The benefits expected to be paid in cash of the following five years, and in aggregate for the fiscal years thereafter, are as follows:

Year ending September 30,	$'000s
2012	$ 2,304
2013	2,319
2014	2,388
2015	2,506
2016	2,432
5 Years thereafter	13,441
	$25,390

The contributions expected to be made in each of the following five years and in aggregate thereafter are as follows:

Year ending September 30,	$'000s
2012	$ 1,258
2013	1,282
2014	1,288
2015	1,284
2016	1,281
5 Years thereafter	14,798
	$21,191

Weighted-average assumptions used to determine benefit obligations (current-year rate) and net periodic benefit costs (prior-year rate) are as follows:

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
Discount rate	5.25%	4.75%	5.50%

Plan assets consist of insurance policies with a guaranteed minimum return by the insurance company and an excess profit participation feature for a portion of the benefits. Sirona pays the premiums on the insurance policies but does not manage the investment of the funds; the insurance company makes all decisions on investment of funds, including the allocation to asset groups. The fair value of the plan assets such as equity securities, fixed-income investments, and others is based on the cash surrender values reported by the insurance company.

Defined Contribution Plans

The Company made contributions of $676 to the German plan for the fiscal year ended September 30, 2011, and $557 to the German plan for the fiscal year ended September 30, 2010.

Contributions to the U.S. plans were $620 for the fiscal year ended September 30, 2011, and $469 for the fiscal year ended September 30, 2010. The Company is obligated to match employee contributions as defined in the plans.

21. Net Other Operating Income and Restructuring Costs

The components of net other operating income are as follows:

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Income resulting from the amortization of the deferred income related to the Patterson exclusivity payment	$10,000	$10,000	$10,000
Gain from the release of remaining accrued restructuring costs	—	755	—
Gain from the sale of a subsidiary	—	906	3,897
Restructuring Costs	—	—	(8,208)
	$10,000	**$11,661**	**$ 5,689**

Restructuring Costs

In the fiscal year ended September 30, 2009, we incurred restructuring costs of $8.2 million included in net other operating income for certain actions to reduce operating costs and thereby to improve the efficiency of our organization. In the fiscal year ended September 30, 2010, we completed our restructuring efforts and released the remaining accrual of $0.8 million, as actual expenses were lower than the estimated restructuring costs.

22. Derivative Instruments and Hedging Strategies

Our operations are exposed to market risks from changes in foreign currency exchange rates and interest rates. In the normal course of business, these risks are managed through a variety of strategies, including the use of derivatives.

Interest Rate Risk

The Company is exposed to interest rate risk associated with fluctuations in the interest rates on its variable interest rate debt. In order to manage this risk, the Company entered into interest rate swap agreements that convert the debt's variable interest rate to a fixed interest rate. While these swap agreements were considered to be economic hedges, they are not designated as hedging instruments under ASC 815.

Interest rate swaps were established for 66.6% of the interest until March 2010. These swaps expired on March 31, 2010 and were not renewed. The interest rate swaps fixed the LIBOR or EURIBOR element of interest payable on 66.7% of the principal amount of the loans for defined twelve and thirteen month interest periods over the lifetime of the swaps, respectively. The defined interest rates fixed for each twelve or thirteen month interest period ranged from 3.50% to 5.24%. Settlement of the swaps was required on a quarterly basis.

Foreign Currency Exposure

Although the U.S. Dollar is Sirona's reporting currency, its functional currency varies depending on the country of operation. During the periods under review, the U.S. Dollar/Euro exchange rate fluctuated significantly, thereby impacting Sirona's financial results. In order to manage foreign currency exposures, the Company enters into foreign exchange forward contracts (USD, AUD, and JPY). As with its interest rate swap instruments, the Company enters into forward contracts that are considered to be economic hedges which are not considered hedging instruments under ASC 815.

As of September 30, 2011, these contracts had notional amounts totaling $ 38.0 million ($ 49.3 million as of September 30, 2010). These agreements are relatively short-term (generally six months).

The fair value carrying amount of the Company's derivative instruments at September 30, 2011 is described in Note 23 Fair Value Measurements.

The location and amount of gains and losses from the fair value changes of derivative instruments reported in our consolidated statement of income were as follows:

		Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
Derivatives Not Designated as Hedging Instruments	Location of (Gain)/Loss Recognized in Income on Derivative	Amount of (Gain)/Loss Recognized in Income on Derivative	Amount of (Gain)/Loss Recognized in Income on Derivative	Amount of (Gain)/Loss Recognized in Income on Derivative
			$'000s	
Interest rate swap contracts	(Gain)/loss on derivative instruments, net	$ —	$(6,364)	$ 3,850
Foreign exchange contracts	Loss/(gain) on derivative instruments, net	3,302	262	(3,699)
Total		$3,302	$(6,102)	$ 151

23. Fair Value Measurements

The Company applies the provisions of ASC 820, *Fair Value Measurements and Disclosures*, for assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and the credit risk of the Company and counterparties to the arrangement.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. ASC 820 establishes and prioritizes the following three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2011 and 2010:

	September 30, 2011				
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		Interest	Foreign Exchange		
			$'000s		
Assets					
Cash Equivalents (money market funds)	$157	$—	$ —	$ —	$ 157
Derivative Assets	—	—	121	—	121
Liabilities					
Derivative Liabilities	$—	$—	$(1,828)	$ —	$ (1,828)
Business Acquisition-related liabilities	—	—	—	(10,560)	(10,560)
Total	$157	$—	$(1,707)	$(10,560)	$(12,110)

	September 30, 2010				
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		Interest	Foreign Exchange		
			$'000s		
Assets					
Cash Equivalents (money market funds)	$141,981	$—	$ —	$—	$141,981
Derivative Assets	—	—	2,015	—	2,015
Liabilities					
Derivative Liabilities	$ —	$—	$ (563)	$—	$ (563)
Total	$141,981	$—	$1,452	$—	$143,433

In the Company's September 30, 2011, Consolidated Balance Sheet derivative assets and derivative liabilities are classified as prepaid expenses and other current assets and accrued liabilities and deferred income, respectively.

The Company did not elect the fair value option for any other eligible financial instruments.

24. Segment Reporting

Sirona manages its business on both a product and geographic basis and has four reporting segments; Dental CAD/CAM Systems, Imaging Systems, Treatment Centers, and Instruments. There are two regional sales organizations, USA and Other World Markets, which distribute Sirona's products globally through a network of independent distributors to dental practices, clinics and laboratories. The Electronic Center is a shared facility that manufactures electronic components and provides services for all Sirona segments, and to a very limited extent, external parties. Further shared functions including customer service, logistics, site management, IT and administration are operated centrally.

Description of the Company's Segments

Dental CAD/CAM Systems

Dental CAD/CAM Systems products comprise CAD/CAM chairside systems for the dentist (CEREC) as well as CAD/CAM systems for the laboratories, such as inLab, inEOS and a central manufacturing service for copings and bridge-frameworks. The CEREC system allows dentists to prepare restorations in an "out-of-mouth pre-shaped' process and insert them into the patient's mouths during a single appointment.

Imaging Systems

Imaging systems products comprise a broad range of equipment for diagnostic imaging in the dental practice, using both film-based and digital technologies. Sirona has developed a broad range of imaging systems for 2D and 3D panoramic and intra-oral applications.

Treatment Centers

Sirona's treatment centers comprise a broad range, from standard dentist chairs to sophisticated centers with integrated diagnostic, hygiene and ergonomic functionalities, such as Teneo, Sinius, C8+, as well as specialist centers used for training purposes.

Instruments

Sirona offers a wide range of handpiece products, encompassing handheld and power-operated handpieces for cavity preparation, endodontics, periodontology and prophylaxis. The handpieces are supplemented by multi-function tips, supply and suction hoses, as well as care and hygiene systems for handpiece preparation. Sirona's handpieces are often sold as complete packages in combination with treatment centers. The division also supplies parts for other divisions, especially Treatment Units (OEM turbines and tubes) and CAD/CAM Systems.

Segment Results

The following tables reflect the results of the Company's reportable segments under the Company's management reporting system. The segment performance measure used to monitor segment performance is gross profit ("Segment Performance Measure") excluding the impact of the MDP Transaction. This measure is considered by management to better reflect the performance of each segment as it eliminates the need to allocate centrally incurred costs and significant purchase accounting impacts that the Company does not believe are representative of the performance of the segments. Furthermore, the Company monitors performance geographically by region. As the Company manages its business on both a product and a geographical basis, U.S. GAAP requires segmental disclosure based on product information.

SIRONA DENTAL SYSTEMS, INC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Revenue External			
Dental CAD/CAM Systems	$306,743	$260,375	$245,351
Imaging Systems	319,774	252,635	226,726
Treatment Centers	183,879	162,300	152,675
Instruments	102,275	94,278	87,855
Total	**912,671**	**769,588**	**712,607**
Electronic center and corporate	1,195	688	687
Total	**$913,866**	**$770,276**	**$713,294**
Revenue Internal			
Dental CAD/CAM Systems	$ —	$ —	$ —
Imaging Systems	17	13	44
Treatment Centers	21	31	31
Instruments	11,218	9,444	9,214
Intercompany elimination	(11,256)	(9,488)	(9,289)
Total	$ —	$ —	$ —
Electronic center and corporate	24,917	19,578	19,998
Intercompany elimination	(24,917)	(19,578)	(19,998)
Total	$ —	$ —	$ —
Revenue Total			
Dental CAD/CAM Systems	$306,743	$260,375	$245,351
Imaging Systems	319,791	252,648	226,770
Treatment Centers	183,900	162,331	152,706
Instruments	113,493	103,722	97,069
Total	**923,927**	**779,076**	**721,896**
Electronic center and corporate	26,111	20,266	20,685
Total	**$950,038**	**$799,342**	**$742,581**
Segment performance measure			
Dental CAD/CAM Systems	$214,133	$184,159	$168,324
Imaging Systems	187,375	151,917	135,086
Treatment Centers	73,179	66,598	59,365
Instruments	49,599	43,285	39,609
Total	**524,286**	**445,959**	**402,384**
Electronic center and corporate	9,836	9,665	9,858
Total	**$534,122**	**$455,624**	**$412,242**
Depreciation and amortization expense			
Dental CAD/CAM Systems	$ 8,131	$ 5,781	$ 4,634
Imaging Systems	6,191	5,732	4,931
Treatment Centers	7,180	6,205	5,981
Instruments	3,479	3,037	2,863
Total	**24,981**	**20,755**	**18,409**
Electronic center and corporate	1,251	1,125	1,701
Total	**$ 26,231**	**$ 21,880**	**$ 20,110**

Reconciliation of the Results of the Segment Performance Measure to the Consolidated Statements of Operations

The following table and discussion provide a reconciliation of the total results of operations of the Company's business segments under management reporting to the consolidated financial statements. The differences shown between management reporting and U.S. GAAP for the fiscal year ended September 30, 2011, 2010 and 2009 are mainly due to the impact of purchase accounting. Purchase accounting effects are not included in gross profit as the Company does not believe these to be representative of the performance of each segment.

Inter-segment transactions are based on amounts which management believes are approximate to the amounts of transactions with unrelated third parties.

	Year ended September 30, 2011	Year ended September 30, 2010	Year ended September 30, 2009
		$'000s	
Revenue			
Total segments (external)	$912,671	$769,588	$712,607
Electronic center and corporate	1,195	688	687
Consolidated revenue	**913,866**	**770,276**	**713,294**
Depreciation and amortization			
Total segments	24,981	20,755	20,110
Differences management reporting vs. US GAAP, electronic center and corporate	56,192	61,969	71,486
Consolidated depreciation and amortization	**81,173**	**82,724**	**91,596**
Segment performance measure			
Total segments	524,286	445,959	402,385
Differences management reporting vs. US GAAP, electronic center and corporate	(40,634)	(46,949)	(56,243)
Consolidated gross profit	**483,652**	**399,010**	**346,142**
Selling, general and administrative expense	277,081	235,932	225,351
Research and development	55,530	46,365	40,631
Provision for doubtful accounts and notes receivable	96	271	763
Net other operating (income) and restructuring costs	(10,000)	(11,661)	(5,689)
Foreign currency transaction (gain)/loss, net	(5,668)	7,160	(1,248)
Loss/(gain) on derivative instruments	3,302	(6,102)	151
Interest expense, net	3,883	11,043	22,497
Other (income)/expense	(101)	776	405
Income before taxes	**$159,529**	**$115,226**	**$ 63,281**

The adjustments that the Company records to reconcile management reporting to the consolidated financial statements prepared in accordance with U.S. GAAP primarily relate to the exclusion of amortization and depreciation related to the step-up to fair value of the intangible and tangible assets as a result of the MDP Transaction (see Note 10).

The following information is presented in accordance with U.S. GAAP:

	September 30, 2011	September 30, 2010
	$'000s	
Total assets		
Dental CAD/CAM Systems	$ 759,496	$ 684,963
Imaging Systems	517,838	493,810
Treatment Centers	293,442	270,799
Instruments	155,352	143,365
Total	**$1,726,128**	**$1,592,937**
Goodwill		
Dental CAD/CAM Systems	$ 307,286	$ 301,023
Imaging Systems	183,064	198,015
Treatment Centers	98,070	96,565
Instruments	65,379	60,862
Total	**$ 653,799**	**$ 656,465**

	Germany	United States	Rest of World	Total
		$'000s		
Net Sales*				
October 1, 2010 to September 30, 2011	$189,005	$255,874	$468,987	**$913,866**
October 1, 2009 to September 30, 2010	148,305	239,541	382,431	**770,276**
October 1, 2008 to September 30, 2009	147,268	221,206	344,820	**713,294**
Long-lived assets**				
September 30, 2011	$117,114	$ 6,153	$ 13,114	**$136,381**
September 30, 2010	91,877	5,902	9,453	**107,232**

* Sales are allocated to the country in which the customer is located.

** Long-lived assets exclude all intangible assets and deferred tax assets.

Concentration of Revenue

A substantial portion of our revenue comes from two distributors accounting for more than 10% of revenues. Patterson Dental accounted for 27%, 30%, and 29% of our total revenues for the fiscal years ending September 30, 2011, 2010, and 2009, respectively. Henry Schein accounted for 17%, 15%, and 16% of our total revenues for the fiscal years ending September 30, 2011, 2010, and 2009, respectively. Together, these two customers represented 44%, 45%, and 45% of our total revenues for the fiscal years ending September 30, 2011, 2010, and 2009, respectively. The accounts receivable from these two customers totaled $26,848, $23,841, and $32,703 for the fiscal as of September 30, 2011, 2010, and 2009, respectively. These revenues were earned across all segments, with a significant portion of revenues with Patterson being earned in the CAD/CAM segment. No other customer accounted for more than 10% of revenues.

25. Related Parties

Sirona Holdings S.C.A. Luxembourg ("Luxco")

As announced on August 4, 2011, certain existing shareholders in Luxco, a former significant shareholder of Sirona, made cash payments to the chief executive officer and chief financial officer of the Company in connection with their Luxco participation. These payments totaling $6.625 million were made in the fourth quarter, and the Company was required to record a compensation charge as a result. The Company did not use its own funds to make such payments or incur any obligation to refund the amount to those payers.

In May 2011, Luxco sold all of its remaining 9,747,480 shares in Sirona common stock pursuant to an underwritten follow-on public offering. The Company incurred $0.2 million of costs pursuant to the terms of a registration rights agreement.

In March 2011, Luxco sold 4,500,000 shares pursuant to an underwritten follow-on public offering. The Company incurred $0.3 million of costs pursuant to the terms of a registration rights agreement.

On July 30, 2010, the Company and Luxco, a significant shareholder of the Company, elected not to renew the advisory services agreement between them that terminated on October 1, 2010. Under the agreement, which became effective October 1, 2005, the Company paid an annual fee to Luxco of €325 (approximately $444 for fiscal year 2010), and Luxco provided to the Company certain advisory services regarding the structure, terms and condition of debt offerings by the Company, financing sources and options, business development and other services.

In February 2010, Luxco sold 7,000,000 shares pursuant to an underwritten follow-on public offering. The Company incurred $0.4 million of costs pursuant to the terms of a registration rights agreement.

In December 2009, Luxco sold 7,100,000 shares pursuant to an underwritten follow-on public offering. The Company incurred $0.4 million of costs pursuant to the terms of a registration rights agreement.

In August 2009, Luxco sold 8,625,000 shares pursuant to an underwritten secondary public offering. The Company incurred $0.4 million of costs pursuant to the terms of a registration rights agreement.

26. Unaudited Quarterly Information

The following is a summary of the Company's unaudited quarterly operating results for the fiscal years ended September 30, 2011 and 2010:

	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
	$'000s (except per share amounts)			
Revenue	$ 218,797	$ 244,686	$ 214,737	$ 235,646
Cost of Sales	108,080	117,854	99,048	105,232
Gross profit	**110,717**	**126,832**	**115,689**	**130,414**
Operating expenses/(income):				
Selling, general and administrative expense	74,637	68,540	70,581	63,323
Research and development	13,485	14,390	14,145	13,510
Provision for doubtful accounts and notes receivable	62	13	(47)	68
Net other operating income	(2,500)	(2,500)	(2,500)	(2,500)
Operating income	**25,033**	**46,389**	**33,510**	**56,013**
Loss/(gain) on Foreign currency transactions	2,864	(3,435)	(4,336)	(761)
Loss/(gain) on derivative instruments	2,140	1,081	(1,554)	1,635
Interest expense, net	1,020	984	929	950
Other expense/(income)	39	383	343	(866)
Income before taxes	**18,970**	**47,376**	**38,128**	**55,055**
Income tax provision	4,821	10,423	8,388	12,112
Net income	14,149	36,953	29,740	42,943
Less: Net income attributable to noncontrolling interests	391	622	428	551
Net income attributable to Sirona Dental Systems, Inc.	**$ 13,758**	**$ 36,331**	**$ 29,312**	**$ 42,392**
Income per share (attributable to Sirona Dental Systems, Inc. shareholders):				
Net income per share—basic	$ 0.25	$ 0.65	$ 0.53	$ 0.77
Net income per share—diluted	$ 0.24	$ 0.63	$ 0.51	$ 0.75
Weighted average shares—basic	56,080,442	55,992,911	55,529,619	55,337,040
Weighted average shares—diluted	57,466,184	57,577,513	57,221,163	56,852,620

SIRONA DENTAL SYSTEMS, INC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
	$'000s (except per share amounts)			
Revenue	$ 182,899	$ 182,418	$ 190,136	$ 214,823
Cost of Sales	89,767	88,243	90,803	102,453
Gross profit	**93,132**	**94,175**	**99,333**	**112,370**
Operating expenses/(income):				
Selling, general and administrative expense	60,732	54,994	60,354	59,852
Research and development	11,562	11,648	11,690	11,465
Provision for doubtful accounts and notes receivable	88	47	72	64
Net other operating (income) and restructuring costs	(2,499)	(3,254)	(3,408)	(2,500)
Operating income	**23,249**	**30,740**	**30,625**	**43,489**
(Gain)/loss on Foreign currency transactions	(3,259)	6,003	5,049	(633)
(Gain)/loss on derivative instruments	(5,965)	2,598	(1,712)	(1,023)
Interest expense, net	843	857	4,141	5,202
Other expense	1	(9)	404	380
Income before taxes	**31,629**	**21,291**	**22,743**	**39,563**
Income tax provision	7,061	4,258	4,548	7,913
Net income	24,568	17,033	18,195	31,650
Less: Net (loss)/income attributable to noncontrolling interests	(130)	456	656	475
Net income attributable to Sirona Dental Systems, Inc.	**$ 24,698**	**$ 16,577**	**$ 17,539**	**$ 31,175**
Income per share (attributable to Sirona Dental Systems, Inc. shareholders):				
Net income per share—basic	$ 0.45	$ 0.30	$ 0.32	$ 0.57
Net income per share—diluted	$ 0.44	$ 0.29	$ 0.31	$ 0.55
Weighted average shares—basic	55,266,337	55,227,417	55,122,944	54,968,399
Weighted average shares—diluted	56,677,680	56,739,364	56,610,111	56,356,288

Exhibit 21.1

List of Subsidiaries of Sirona Dental Systems Inc.

—Sirona Dental Services GmbH, Bensheim, Germany

—Sirona Dental Systems GmbH, Bensheim, Germany

—Sirona Immobilien GmbH, Bensheim, Germany

—Schick Technologies Inc., New York

—Sirona Holding Inc., Delaware

—Sirona Dental Systems LLC, Delaware

—Sirona Dental Systems Ltd., London, England

—Sirona Dental Systems SAS, Paris, France

—Sirona Dental Systems K.K., Tokyo, Japan

—Sirona Dental Systems (Foshan) Co., Ltd., China

—Nitram Dental a/s, Risskov, Denmark

—SiCAT Verwaltungs GmbH, Bonn, Germany

—SiCAT GmbH & Co. KG, Bonn, Germany

—Sirona Dental Systems Trading (Shanghai) Co. Ltd, China

—Sirona Verwaltungs GmbH, Bensheim, Germany

—Sirona Dental Systems Pty. Ltd., Sydney, Australia

—Cyfex AG, Zurich, Switzerland (minority shareholding)

—Sirona Bermuda Hold Co, LLC

—Sirona Bermuda Holdings LP

—Sirona Dental GmbH, Salzburg, Austria

—Sirona Bermuda I Ltd.

—Sirona Bermuda II Ltd.

—FONA s.r.l., Milan, Italy

—Sirona Dental Systems s.r.l., Verona, Italy

—Sirona Technologie GmbH & Co. KG, Bensheim, Germany

—Sirona Holding GmbH, Salzburg, Austria

—HiCAT GmbH, Bonn, Germany (minority shareholding)

—Sirona Dental Systems Korea, Ltd., Seoul, Republic of Korea

—Sirona Dental Comércio de Produtos e Sistemas Odontológicos Ltda., São José, Brazil

—FONA Dental s.r.o., Bratislava, Slovakia

—Sirona Dental Systems (HK) Ltd., Hong Kong, China

—Sirona Dental Systems O.O.O., Moscow, Russia

—Sirona Dental Limited Sirketi, Istanbul, Turkey

—Arges Imaging Inc., California

—infiniDent Services GmbH, Darmstadt, Germany

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Sirona Dental Systems, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-157576, 333-142798, 333-140555, 333-106237, 333-83488 and 333-46825) on Form S-8 and (No. 333-153092) on Form S-3 of Sirona Dental Systems, Inc. of our reports dated November 18, 2011, with respect to the consolidated balance sheets of Sirona Dental Systems, Inc. and subsidiaries as of September 30, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2011, and the effectiveness of internal control over financial reporting as of September 30, 2011, which reports appear in the annual report on Form 10-K for the fiscal year ended September 30, 2011, of Sirona Dental Systems, Inc.

KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt, Germany
November 21, 2011

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jost Fischer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sirona Dental Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

November 21, 2011

/s/ Jost Fischer

Name: Jost Fischer
Title: Chairman and Chief
Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Simone Blank, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sirona Dental Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

November 21, 2011

/s/ Simone Blank

Name: Simone Blank
Title: Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. § 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sirona Dental Systems, Inc. (the "Company") on Form 10-K for the fiscal year ended September 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jost Fischer, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 21, 2011

/s/ Jost Fischer
Name: Jost Fischer
Title: Chairman and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Sirona Dental Systems, Inc. and will be retained by Sirona Dental Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. § 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sirona Dental Systems, Inc. (the "Company") on Form 10-K for the fiscal year ended September 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Simone Blank, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 21, 2011

/s/ Simone Blank

Name: Simone Blank
Title: Executive Vice President and Chief Financial Officer (Principal Financial Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Sirona Dental Systems, Inc. and will be retained by Sirona Dental Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

sirona

BOARD OF DIRECTORS



Left to right: **Timothy D. Sheehan**, Director, Partner, Beecken Petty O'Keefe & Company, **Dr. Thomas Jetter**[3], Director, Former Partner, Permira GmbH, **Jeffrey T. Slovin**, President, **Arthur D. Kowaloff**[1,2,3,*], Director, Former Managing Director, BNY Capital Markets, Former Senior Partner, Willkie Farr & Gallagher, **Harry M. Jansen Kraemer, Jr.**[2,3], Director & Chairman Nominating and Corporate Governance Comm., Executive Partner, Madison Dearborn Partners, LLC, Former Chairman, President & CEO, Baxter International, **Simone Blank**, Executive Vice President & Chief Financial Officer, **David K. Beecken**[1], Director & Chairman Audit Comm., Partner, Beecken Petty O'Keefe & Company, **Nicholas W. Alexos**, Director, Managing Director, Madison Dearborn Partners, LLC, **Timothy P. Sullivan**[2,3], Director & Chairman Compensation Comm., Managing Director, Madison Dearborn Partners, LLC, **Jost C. Fischer**, Chairman & Chief Executive Officer and **William K. Hood**[1,2,*], Director, Former President and CEO, Hunt-Wesson Foods.

EXECUTIVE OFFICERS

Jost C. Fischer
Chairman & Chief Executive Officer

Jeffrey T. Slovin
President

Simone Blank
Executive Vice President &
Chief Financial Officer

Walter Petersohn
Executive Vice President Sales

Jonathan I. Friedman
General Counsel and Secretary

CORPORATE INFORMATION

Investor Relations

For additional information about the Company, copies of this report, or any other financial information, contact:

John Sweeney, CFA
Vice President of Investor Relations
Sirona Dental Systems, Inc.
30-30 47th Avenue
Suite 500
Long Island City, NY 11101, U.S.A.
Phone: +1 718 482 2184
Email: john.sweeney@sirona.com

Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane, New York, NY 10038,
U.S.A.
Phone: +1 800 937 5449

Auditors

KPMG AG Wirtschaftsprüfungsgesellschaft
The Squaire, Am Flughafen, 60549,
Frankfurt am Main, Germany
Phone: +49 69 9587-0

Annual Meeting of Stockholders

The annual meeting will be held at the offices of Kirkland & Ellis LLP, 300 North LaSalle, Chicago, IL, 60654 on February 23, 2012 at 11:00 a.m.

1 Audit Committee Member
2 Compensation Committee Member
3 Nominating and Corporate Governance Committee Member
* Financial Expert


sirona

sirona
The Dental Company

Sirona Dental Systems, Inc.
30-30 47th Avenue
Suite 500
Long Island City, NY 11101
U.S.A.